
11005080




NVR

ANNUAL REPORT
2010

PROFILE OF NVR, INC.

Corporate Profile

Headquartered in Reston, Virginia, NVR, Inc. is one of America's leading homebuilders. We serve homebuyers in twenty-five metropolitan areas in fourteen states, including:

Mid Atlantic:	Maryland, Virginia, West Virginia & Delaware
North East:	Eastern Pennsylvania and New Jersey
Mid East:	Kentucky, New York, Ohio, Indiana & Western Pennsylvania
South East:	North Carolina, South Carolina, Tennessee & Florida

Homebuilding

Our homebuilding operations sell and build homes under four brand names:

Ryan Homes — Founded in 1948 in Pittsburgh, Pennsylvania, to provide housing in the expanding post-war economy, Ryan Homes has constructed more than 300,000 homes in over sixty years of existence. Ryan Homes currently operates in every state listed above except Tennessee, which is served by our Fox Ridge Homes division. Ryan offers a variety of home-buying options to suit a broad spectrum of consumer needs, whether single-family, townhouse, or garden condominium.

NVHomes — Offering additional architectural details and designer elements tailored to suit the most discriminating of tastes, NVHomes has earned a reputation for luxury, quality, and value. Established in 1980 in Northern Virginia, NVHomes now operates in Virginia, Maryland, Delaware and Pennsylvania.

Fox Ridge Homes — Founded in 1961, Fox Ridge Homes is one of the largest homebuilders in Nashville, Tennessee. Fox Ridge focuses primarily on the first-time homebuyer and first-time move-up markets.

Rymarc Homes — Founded in 1982, Rymarc Homes is a leading homebuilder in Columbia, South Carolina, and markets its homes primarily to first-time homebuyers.

Our **Building Products** operation supports the construction operations, with manufacturing facilities in Maryland, Pennsylvania, New York, New Jersey, North Carolina and Tennessee. Building Products supplies structural building components, produced to exacting standards in a controlled environment and then delivered to the job site to reduce waste and improve efficiency.

Mortgage Banking

NVR Mortgage — The mission of the mortgage subsidiary is to serve the needs of NVR homebuyers. With headquarters in Reston, Virginia, NVR Mortgage offers mortgage services in all markets in which homebuilding operates.

NVR Settlement Services — Also headquartered in Reston, Virginia, this subsidiary provides a complete range of settlement and title services to support NVR's homebuilding operations.

Common stock of NVR, Inc. trades on the New York Stock Exchange under the symbol, NVR.


$800
$700
$600
$500
$400
$300
$200
$100
0
Millions
2006
2007
2008
2009
2010

NET INCOME


$100.00
$90.00
$80.00
$70.00
$60.00
$50.00
$40.00
$30.00
$20.00
$10.00
0
2006
2007
2008
2009
2010

DILUTED EARNINGS PER SHARE

To our Shareholders

2010 was another challenging year for the homebuilding industry. The demand for new homes continued to be soft, as high unemployment, low consumer confidence, and stringent mortgage underwriting criteria kept many potential homebuyers on the sidelines. Meanwhile, high foreclosure rates continued to add to the inventory of homes available for sale, putting downward pressure on sales prices. In light of these challenges, 2010 was an outstanding year for NVR.

Revenue, net income, and earnings per share all increased versus 2009. We continued to lead the industry in return on equity, return on capital, and inventory turnover. We further improved our balance sheet liquidity by retiring all of our outstanding public debt. We increased our market share by creating compelling values for our customers. In addition, we are the only public homebuilder who has operated profitably every year through the current housing downturn.

We achieved the following results in 2010:

- Homebuilding revenues were $3.0 billion (up 11% vs. 2009)
- Net income was $206.0 million (up 7% vs. 2009)
- Diluted earnings per share of $33.42 (up 7% vs. 2009)
- New orders were 9,415
- Year-end backlog of 2,916 units, with a dollar value of $1.0 billion

Our consistent, solid financial performance is a result of our commitment to a proven business strategy. The first component of this strategy is market concentration. We strive to maximize our market share in all of our markets, which allows us to leverage our employees, management talent, business relationships, and local market knowledge. It is far more efficient to expand within our existing markets, rather than into new markets. As a result, we are able to maintain lower costs and achieve higher returns on capital.

The second component of our business strategy emphasizes liquidity and minimizes risk. Unlike our major competitors, we are not in the land development business. Instead, we acquire finished lots from local developers through option contracts. We limit our initial capital commitment to a small percentage of the actual land cost. We then purchase finished lots on a just-in-time basis, after we have sold homes on these lots. We do not build speculatively, which eliminates the risk of speculative inventory and improves our inventory turnover. The liquidity generated by this business model provides us with the financial flexibility to take advantage of whatever opportunities may arise.

Another reason for our consistent financial performance is the superior value we offer our customers. For example, in 2010, we began qualifying every home to the ENERGY STAR® standards established by the EPA. These homes are 20-30% more energy efficient than standard homes. For our efforts, NVR was recognized as the 2011 ENERGY STAR® Partner of the Year in the Large Homebuilder Category.


16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Units
2006
2007
2008
2009
2010

NEW ORDERS


$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
0
Billions
2006
2007
2008
2009
2010

HOMEBUILDING REVENUE


8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Units
2006
2007
2008
2009
2010

BACKLOG

Finally, our success as a company is due in large part to our dedicated team of employees, developers, suppliers, and subcontractors. Without their continued hard work and support, we would not be able to execute our vision or business strategies.

As we look forward to 2011, we foresee many of the same challenges that we experienced in 2010. However, we also firmly believe that now is a great time to buy a new home. Interest rates remain low, homes are more affordable, and the value our customers receive when they purchase one of our homes is better than ever. With our focus on customer satisfaction, our proven business model, and our dedicated team of employees and business partners, we are extremely confident that we will continue to deliver both quality homes and exceptional financial results – in 2011 and beyond.

Sincerely,



Dwight C. Schar
Chairman of the Board



Paul C. Saville
President and CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ______________

Commission file number 1-12378

NVR, Inc.
(Exact Name of Registrant as Specified in its Charter)

Virginia	**54-1394360**
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification Number)

11700 Plaza America Drive, Suite 500 Reston, Virginia	20190
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (703) 956-4000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common stock, par value $0.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes X No __

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes __ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No__

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes X No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. X

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12-2 of the Exchange Act. (Check One):

Large accelerated filer X	Accelerated filer __
Non-accelerated filer __ (Do not check if a Smaller Reporting Company)	Smaller Reporting Company __

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes __ No X

The aggregate market value of the voting stock held by non-affiliates of NVR, Inc. on June 30, 2010, the last business day of NVR, Inc.'s most recently completed second fiscal quarter, was approximately $3,693,820,000.

As of February 21, 2011 there were 5,893,203 total shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement of NVR, Inc. to be filed with the Securities and Exchange Commission pursuant to Regulation 14A of the Securities Exchange Act of 1934 on or prior to April 30, 2011 are incorporated by reference into Part III of this report.

INDEX

PART I

Item 1. Business.

General

NVR, Inc. ("NVR") was formed in 1980 as NVHomes, Inc. Our primary business is the construction and sale of single-family detached homes, townhomes and condominium buildings. To more fully serve customers of our homebuilding operations, we also operate a mortgage banking and title services business. We conduct our homebuilding activities directly. Our mortgage banking operations are operated primarily through a wholly owned subsidiary, NVR Mortgage Finance, Inc. ("NVRM"). Unless the context otherwise requires, references to "NVR", "we", "us" or "our" include NVR and its consolidated subsidiaries.

We are one of the largest homebuilders in the United States. While we operate in multiple locations in fourteen states, primarily in the eastern part of the United States, approximately 37% of our home settlements in 2010 occurred in the Washington, D.C. and Baltimore, MD metropolitan areas, which accounted for 47% of our 2010 homebuilding revenues. Our homebuilding operations include the construction and sale of single-family detached homes, townhomes and condominium buildings under four trade names: Ryan Homes, NVHomes, Fox Ridge Homes and Rymarc Homes. The Ryan Homes, Fox Ridge Homes, and Rymarc Homes products are marketed primarily to first-time homeowners and first-time move-up buyers. The Ryan Homes product is currently sold in twenty-three metropolitan areas located in Maryland, Virginia, West Virginia, Pennsylvania, New York, North Carolina, South Carolina, Ohio, New Jersey, Delaware, Kentucky, Indiana and Florida. The Fox Ridge Homes product is sold solely in the Nashville, TN metropolitan area and the Rymarc Homes product is sold solely in the Columbia, SC metropolitan area. The NVHomes product is marketed primarily to move-up and upscale buyers and is sold in the Washington, D.C., Baltimore, MD, Philadelphia, PA and the Maryland Eastern Shore metropolitan areas. In 2010, our average price of a settled unit was approximately $297,100.

Historically, we generally have not engaged in land development (see discussion below on our recent limited land development activities). Instead, we typically acquire finished building lots at market prices from various development entities under fixed price purchase agreements ("purchase agreements") that require deposits that may be forfeited if we fail to perform under the purchase agreement. The deposits required under the purchase agreements are in the form of cash or letters of credit in varying amounts and represent a percentage, typically ranging up to 10%, of the aggregate purchase price of the finished lots.

We believe that our lot acquisition strategy avoids the financial requirements and risks associated with direct land ownership and land development. We may, at our option, choose for any reason and at any time not to perform under these purchase agreements by delivering notice of our intent not to acquire the finished lots under contract. Our sole legal obligation and economic loss for failure to perform under these purchase agreements is limited to the amount of the deposit pursuant to the liquidated damage provision contained within the purchase agreements. We do not have any financial guarantees or completion obligations and we typically do not guarantee lot purchases on a specific performance basis under these purchase agreements. None of the creditors of any of the development entities with which we have entered these purchase agreements have recourse to our general credit. We generally seek to maintain control over a supply of lots believed to be suitable to meet our five-year business plan.

Our continued success is contingent upon our ability to control an adequate supply of finished lots on which to build and on our developers' ability to timely deliver finished lots to meet the sales demands of our customers. However, current economic conditions and the continued downturn of the homebuilding industry have exerted pressure on our developers' ability to obtain acquisition and development financing or to raise equity investments to finance land development activity, potentially constraining our supply of finished lots. This pressure has necessitated that in certain specific strategic circumstances we deviate from our historical lot acquisition strategy and engage in joint venture arrangements with land developers or directly acquire raw ground already zoned for its intended use for development. Once we acquire control of any raw ground, we will determine whether to sell the raw parcel to a developer and enter into a fixed price purchase agreement with the developer to purchase the finished lots, or whether we will hire a developer to develop the land on our behalf. While joint venture arrangements and direct land development activity are not our preferred method of acquiring finished building lots, we may enter into additional transactions in the future on a limited basis where there exists a compelling strategic or prudent financial reason to do so. We expect, however, to continue to acquire substantially all of our finished lot inventory using fixed price purchase agreements with forfeitable deposits.

As of December 31, 2010, we controlled approximately 50,400 lots under purchase agreements with deposits in cash and letters of credit totaling approximately $174.3 million and $6.6 million respectively. Included in the number of controlled lots are approximately 10,300 lots for which we have recorded a contract land deposit impairment reserve of approximately $73.5 million as of December 31, 2010. In addition, we had an aggregate investment totaling approximately $37 million in three separate joint venture limited liability corporations ("JVs"), through which we controlled approximately 1,100 lots. Further, as of December 31, 2010, we directly acquired four separate raw parcels of land, zoned for their intended use, with a current cost basis, including development costs, of approximately $78 million that we intend to develop into approximately 890 finished lots for use in our homebuilding operations. See Note 3 to the consolidated financial statements included herein for additional information regarding JVs and land under development.

In addition to building and selling homes, we provide a number of mortgage-related services through our mortgage banking operations. Through operations in each of our homebuilding markets, NVRM originates mortgage loans almost exclusively for our homebuyers. NVRM generates revenues primarily from origination fees, gains on sales of loans and title fees. NVRM sells all of the mortgage loans it closes into the secondary markets on a servicing released basis.

Segment information for our homebuilding and mortgage banking businesses is included in Note 2 in the accompanying consolidated financial statements.

Current Business Environment

During 2010 the homebuilding environment continued to be negatively impacted by economic uncertainty. The market stabilization we experienced toward the end of 2009 and into the first quarter of 2010 was negatively impacted by the April 30, 2010 expiration of the federal homebuyer tax credit. After April 30, 2010, new home sales experienced sharp declines, providing evidence that rather than increasing overall demand, the tax credit may have merely accelerated existing demand. The current home sales environment continues to be adversely impacted by high inventory levels; low consumer confidence driven by high unemployment rates; and a highly restrictive mortgage lending environment that has made it more difficult for our customers to obtain mortgage financing. For additional information and analysis of recent trends in our operations and financial condition, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this Form 10-K.

Homebuilding

Products

We offer single-family detached homes, townhomes and condominium buildings with many different basic home designs. These home designs have a variety of elevations and numerous other options. Our homes combine traditional or colonial exterior designs with contemporary interior designs and amenities, generally include two to four bedrooms and range from approximately 1,000 to 7,300 square feet. During 2010, the prices at which we settled homes ranged from approximately $97,000 to $1.7 million and averaged approximately $297,100. During 2009, our average price was approximately $296,400.

Markets

Our four reportable homebuilding segments operate in the following geographic regions:

Mid Atlantic:	Maryland, Virginia, West Virginia and Delaware
North East:	New Jersey and eastern Pennsylvania
Mid East:	Kentucky, New York, Ohio, western Pennsylvania and Indiana
South East:	North Carolina, South Carolina, Florida and Tennessee

Further discussion of settlements, new orders and backlog activity by homebuilding reportable segment for each of the last three years can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this Form 10-K.

Backlog

Backlog totaled 2,916 units and approximately $1.0 billion at December 31, 2010 compared to backlog of 3,531 units and approximately $1.1 billion at December 31, 2009. Backlog, which represents homes sold but not yet settled with the customer, may be impacted by customer cancellations for various reasons that are beyond our control, such as failure to obtain mortgage financing, inability to sell an existing home, job loss, or a variety of other reasons. In any period, a portion of the cancellations that we experience are related to new sales that occurred during the same period, and a portion are related to sales that occurred in prior periods and therefore appeared in the opening backlog for the current period. Expressed as the total of all cancellations during the period as a percentage of gross sales during the period, our cancellation rate was approximately 14%, 14% and 23% in 2010, 2009 and 2008, respectively. During 2010, 2009 and 2008, approximately 6%, 7% and 10% of a reporting quarter's opening backlog cancelled during the fiscal quarter, respectively. We can provide no assurance that our historical cancellation rates are indicative of the actual cancellation rate that may occur in future periods. See "Risk Factors" in Item 1A of this Form 10-K.

Construction

We utilize independent subcontractors under fixed price contracts to perform construction work on our homes. The subcontractors' work is performed under the supervision of our employees who monitor quality control. We use several independent subcontractors in our various markets and we are not dependent on any single subcontractor or on a small number of subcontractors.

Sales and Marketing

Our preferred marketing method is for customers to visit a furnished model home featuring many built-in options and a landscaped lot. The garages of these model homes are usually converted into temporary sales centers where alternative facades and floor plans are displayed and designs for other models are available for review. Sales representatives are compensated predominantly on a commission basis.

Regulation

We and our subcontractors must comply with various federal, state and local zoning, building, environmental, advertising and consumer credit statutes, rules and regulations, as well as other regulations and requirements in connection with our construction and sales activities. All of these regulations have increased the cost to produce and market our products, and in some instances, have delayed our developers' abilities to deliver us finished lots. Counties and cities in which we build homes have at times declared moratoriums on the issuance of building permits and imposed other restrictions in the areas in which sewage treatment facilities and other public facilities do not reach minimum standards. To date, restrictive zoning laws and the imposition of moratoriums have not had a material adverse effect on our construction activities. However, in certain markets in which we operate, we believe that our growth has been hampered by the longer time periods necessary for our developers to obtain the necessary governmental approvals.

Competition and Market Factors

The housing industry is highly competitive. We compete with numerous homebuilders of varying size, ranging from local to national in scope, some of which have greater financial resources than we do. We also face competition from the home resale market. Our homebuilding operations compete primarily on the basis of price, location, design, quality, service and reputation. Historically we have been one of the market leaders in each of the markets where we build homes.

The housing industry is cyclical and is affected by consumer confidence levels, prevailing economic conditions and interest rates. Other factors that affect the housing industry and the demand for new homes include the availability and the cost of land, labor and materials; changes in consumer preferences; demographic trends; and the availability of mortgage finance programs. See “Risk Factors” in Item 1A of this Form 10-K.

We are dependent upon building material suppliers for a continuous flow of raw materials. Whenever possible, we utilize standard products available from multiple sources. In the past, such raw materials have been generally available to us in adequate supply.

Mortgage Banking

We provide a number of mortgage related services to our homebuilding customers through our mortgage banking operations. Our mortgage banking operations also include separate subsidiaries that broker title insurance and perform title searches in connection with mortgage loan closings for which they receive commissions and fees. Because NVRM originates mortgage loans almost exclusively for our homebuilding customers, NVRM is dependent on our homebuilding segment. In 2010, NVRM closed approximately 8,600 loans with an aggregate principal amount of approximately $2.2 billion as compared to approximately 8,000 loans with an aggregate principal amount of approximately $2.1 billion in 2009.

NVRM sells all of the mortgage loans it closes to investors in the secondary markets on a servicing released basis, typically within 30 days from the loan closing. NVRM is an approved seller/servicer for FNMA, GNMA, FHLMC, VA and FHA mortgage loans.

Competition and Market Factors

NVRM’s main competition comes from national, regional, and local mortgage bankers, mortgage brokers, thrifts and banks in each of these markets. NVRM competes primarily on the basis of customer service, variety of products offered, interest rates offered, prices of ancillary services and relative financing availability and costs.

Regulation

NVRM is an approved seller/servicer of FNMA, GNMA, FHLMC, FHA and VA mortgage loans, and is subject to all of those agencies' rules and regulations. These rules and regulations restrict certain activities of NVRM. NVRM is currently eligible and expects to remain eligible to participate in such programs. In addition, NVRM is subject to regulation at the state and federal level with respect to specific origination, selling and servicing practices.

Pipeline

NVRM’s mortgage loans in process that have not closed (“Pipeline”) at December 31, 2010 and 2009, had an aggregate principal balance of approximately $670 million and $770 million, respectively. NVRM’s cancellation rate was approximately 29% in 2010. During 2009 and 2008, NVRM’s loan cancellation rates were approximately 35% and 49%, respectively. We can provide no assurance that our historical loan cancellation rates are indicative of the actual loan cancellation rate that may occur in future periods. See “Risk Factors” in Item 1A in this Form 10-K.

Employees

At December 31, 2010, we employed 2,822 full-time persons, of whom 1,076 were officers and management personnel, 174 were technical and construction personnel, 580 were sales personnel, 490 were administrative personnel and 502 were engaged in various other service and labor activities. None of our employees are subject to a collective bargaining agreement and we have never experienced a work stoppage. We believe that our employee relations are good.

Available Information

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). These filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room located at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

Our principal Internet website can be found at *http://www.nvrinc.com.* We make available free of charge on or through our website, access to our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports as soon as reasonably practicable after such material is electronically filed, or furnished, to the SEC.

Our website also includes a corporate governance section which contains our Corporate Governance Guidelines (which includes our Directors' Independence Standards), Code of Ethics, Board of Directors' Committee Charters for the Audit, Compensation, Corporate Governance, Nominating and Qualified Legal Compliance Committees, Policies and Procedures for the Consideration of Board of Director Candidates, Policies and Procedures Regarding Communications with the NVR, Inc. Board of Directors, the Independent Lead Director and the Non-Management Directors as a group. Additionally, amendments to and waivers from a provision of the Code of Ethics that apply to our principal executive officer, principal financial officer, principal accounting officer or persons performing similar functions will be disclosed on our website.

Item 1A. Risk Factors.

Forward-Looking Statements

Some of the statements in this Form 10-K, as well as statements made by us in periodic press releases or other public communications, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Certain, but not necessarily all, of such forward-looking statements can be identified by the use of forward-looking terminology, such as "believes," "expects," "may," "will," "should," or "anticipates" or the negative thereof or other comparable terminology. All statements other than of historical facts are forward looking statements. Forward looking statements contained in this document include those regarding market trends, NVR's financial position, business strategy, the outcome of pending litigation, projected plans and objectives of management for future operations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results or performance of NVR to be materially different from future results, performance or achievements expressed or implied by the forward-looking statements. Such risk factors include, but are not limited to the following: general economic and business conditions (on both a national and regional level); interest rate changes; access to suitable financing by NVR and NVR's customers; competition; the availability and cost of land and other raw materials used by NVR in its homebuilding operations; shortages of labor; weather related slow-downs; building moratoriums; governmental regulation; fluctuation and volatility of stock and other financial markets; mortgage financing availability; and other factors over which NVR has little or no control. NVR undertakes no obligation to update such forward-looking statements.

Our business is affected by the risks generally incident to the residential construction business, including, but not limited to:

- the availability of mortgage financing;
- actual and expected direction of interest rates, which affect our costs, the availability of construction financing, and long-term financing for potential purchasers of homes;
- the availability of adequate land in desirable locations on favorable terms;
- unexpected changes in customer preferences; and
- changes in the national economy and in the local economies of the markets in which we have operations.

All of these risks are discussed in detail below.

The homebuilding industry continues to experience a significant downturn. The continuation of this slowdown could adversely affect our business and our results of operations.

The homebuilding industry has continued to experience a significant downturn as a result of declining consumer confidence driven by an economic recession, high unemployment levels, affordability issues and uncertainty as to the stability of home prices. Additionally, the tightening credit markets have made it more difficult for customers to obtain financing to purchase homes. As a result, we have experienced reduced demand for new homes. Our cancellation rate was approximately 14% in both 2010 and 2009 and was 23% in 2008. These ongoing market factors have also resulted in pricing pressures and in turn gross profit margin pressure in all of our markets. A continued downturn in the homebuilding industry could result in a material adverse effect on our sales (fewer gross sales and/or higher cancellation rates), profitability, stock performance, ability to service our debt obligations and future cash flows.

If the market value of our inventory or controlled lot position declines, our profit could decrease and we may incur losses.

Inventory risk can be substantial for homebuilders. The market value of building lots and housing inventories can fluctuate significantly as a result of changing market conditions. In addition, inventory carrying costs can be significant and can result in losses in a poorly performing project or market. We must, in the ordinary course of our business, continuously seek and make acquisitions of lots for expansion into new markets as well as for replacement and expansion within our current markets, which is accomplished by us entering fixed price purchase agreements and paying forfeitable deposits under the purchase agreement to developers for the contractual right to acquire the lots. In the event of further adverse changes in economic or market conditions, we may cease further building activities in communities or restructure existing purchase agreements, resulting in forfeiture of some or all of any remaining land contract deposit paid to the developer. Either action may result in a loss which could have a material adverse effect on our profitability, stock performance, ability to service our debt obligations and future cash flows.

If the underwriting quality of our mortgage originations is found to be deficient, our profit could decrease and we may incur losses.

We originate several different loan products to our customers to finance the purchase of their home. We sell all of the loans we originate into the secondary mortgage market generally within 30 days from origination. All of the loans that we originate are underwritten to the standards and specifications of the ultimate investor. Insofar as we underwrite our originated loans to those standards, we bear no increased concentration of credit risk from the issuance of loans, except in certain limited instances where early payment default occurs. In the event that a substantial number of the loans that we have originated fall into default and the investors to whom we sold the loan determine that we did not underwrite the loan in accordance with their requirements, we could be required to repurchase the loans from the investor or indemnify the investor for any losses incurred. This may result in a loss which could have a material adverse effect on our profitability, stock performance, ability to service our debt obligations and future cash flows.

Because almost all of our customers require mortgage financing, the availability of suitable mortgage financing could impair the affordability of our homes, lower demand for our products, and limit our ability to fully deliver our backlog.

Our business and earnings depend on the ability of our potential customers to obtain mortgages for the purchase of our homes. In addition, many of our potential customers must sell their existing homes in order to buy a home from us. The tightening of credit standards and the availability of suitable mortgage financing could prevent customers from buying our homes and could prevent buyers of our customers' homes from obtaining mortgages they need to complete that purchase, both of which could result in our potential customers' inability to buy a home from us. If our potential customers or the buyers of our customers' current homes are not able to obtain suitable financing, the result could have a material adverse effect on our sales, profitability, stock performance, ability to service our debt obligations and future cash flows.

If our ability to sell mortgages to investors is impaired, we may be required to fund these commitments ourselves, or may not be able to originate loans at all.

Our mortgage segment sells all of the loans it originates into the secondary market usually within 30 days from the date of closing, and has up to approximately $100 million available in a repurchase agreement to fund mortgage closings. In the event that disruptions to the secondary markets similar to those which occurred during 2007 and 2008 continue to tighten or eliminate the available liquidity within the secondary markets for mortgage loans, or the underwriting requirements by our secondary market investors continue to become more stringent, our ability to sell future mortgages could decline and we could be required, among other things, to fund our commitments to our buyers with our own financial resources, which is limited, or require our home buyers to find another source of financing. The result of such secondary market disruption could have a material adverse effect on our sales, profitability, stock performance, ability to service our debt obligations and future cash flows.

Interest rate movements, inflation and other economic factors can negatively impact our business.

High rates of inflation generally affect the homebuilding industry adversely because of their adverse impact on interest rates. High interest rates not only increase the cost of borrowed funds to homebuilders but also have a significant effect on housing demand and on the affordability of permanent mortgage financing to prospective purchasers. We are also subject to potential volatility in the price of commodities that impact costs of materials used in our homebuilding business. Increases in prevailing interest rates could have a material adverse effect on our sales, profitability, stock performance, ability to service our debt obligations and future cash flows.

Our financial results also are affected by the risks generally incident to our mortgage banking business, including interest rate levels, the impact of government regulation on mortgage loan originations and servicing and the need to issue forward commitments to fund and sell mortgage loans. Our homebuilding customers account for almost all of our mortgage banking business. The volume of our continuing homebuilding operations therefore affects our mortgage banking business.

Our mortgage banking business also is affected by interest rate fluctuations. We also may experience marketing losses resulting from daily increases in interest rates to the extent we are unable to match interest rates and amounts on loans we have committed to originate with forward commitments from third parties to purchase such loans. Increases in interest rates may have a material adverse effect on our mortgage banking revenue, profitability, stock performance, ability to service our debt obligations and future cash flows.

Our operations may also be adversely affected by other economic factors within our markets such as negative changes in employment levels, job growth, and consumer confidence and availability of mortgage financing, one or all of which could result in reduced demand or price depression from current levels. Such negative trends could have a material adverse effect on homebuilding operations.

These factors and thus, the homebuilding business, have at times in the past been cyclical in nature. Any downturn in the national economy or the local economies of the markets in which we operate could have a material adverse effect on our sales, profitability, stock performance and ability to service our debt obligations. In particular, approximately 37% of our home settlements during 2010 occurred in the Washington, D.C. and Baltimore, MD metropolitan areas, which accounted for 47% of our homebuilding revenues in 2010. Thus, we are dependent to a significant extent on the economy and demand for housing in those areas.

Our inability to secure and control an adequate inventory of lots could adversely impact our operations.

The results of our homebuilding operations are dependent upon our continuing ability to control an adequate number of homebuilding lots in desirable locations. There can be no assurance that an adequate supply of building lots will continue to be available to us on terms similar to those available in the past, or that we will not be required to devote a greater amount of capital to controlling building lots than we have historically. An insufficient supply of building lots in one or more of our markets, an inability of our developers to deliver finished lots in a timely fashion due to their inability to secure financing to fund development activities or for other reasons, or our inability to purchase or finance building lots on reasonable terms could have a material adverse effect on our sales, profitability, stock performance, ability to service our debt obligations and future cash flows.

Volatility in the credit and capital markets may impact our ability to access necessary financing.

Our homebuilding operations are dependent in part on the availability and cost of working capital financing, and may be adversely affected by a shortage or an increase in the cost of such financing. If we require working capital greater than that provided by our operations, we may be required to seek to obtain alternative financing. No assurance can be given that additional financing will be available on terms that are favorable or acceptable. In addition, the credit and capital markets are experiencing significant volatility that is difficult to predict. If we are required to seek financing to fund our working capital requirements, continued volatility in these markets may restrict our flexibility to access financing. If we are at any time unsuccessful in obtaining sufficient capital to fund our planned homebuilding expenditures, we may experience a substantial delay in the completion of any homes then under construction, or we may be unable to control or purchase finished building lots. Any delay could result in cost increases and could have a material adverse effect on our sales, profitability, stock performance, ability to service our debt obligations and future cash flows.

Our mortgage banking operations are dependent on the availability, cost and other terms of mortgage financing facilities, and may be adversely affected by any shortage or increased cost of such financing. No assurance can be given that any additional or replacement financing will be available on terms that are favorable or acceptable. Our mortgage banking operations are also dependent upon the securitization market for mortgage-backed securities, and could be materially adversely affected by any fluctuation or downturn in such market.

Our current indebtedness may impact our future operations.

Our existing indebtedness contains financial and other restrictive covenants and any future indebtedness may also contain covenants. These covenants include, or could include, limitations on our ability, and the ability of our subsidiaries, to incur additional indebtedness, pay cash dividends and make distributions, make loans and investments, enter into transactions with affiliates, effect certain asset sales, incur certain liens, merge or consolidate with any other person, or transfer all or substantially all of our properties and assets. Substantial losses by us or other action or inaction by us or our subsidiaries could result in the violation of one or more of these covenants which could result in decreased liquidity or a default on our current or future indebtedness, thereby having a material adverse effect on our sales, profitability, stock performance, ability to service our debt obligations and future cash flows.

Government regulations and environmental matters could negatively affect our operations.

We are subject to various local, state and federal statutes, ordinances, rules and regulations concerning zoning, building design, construction and similar matters, including local regulations that impose restrictive zoning and density requirements in order to limit the number of homes that can eventually be built within the boundaries of a particular area. These regulations may further increase the cost to produce and market our products. In addition, we have from time to time been subject to, and may also be subject in the future to, periodic delays in our homebuilding projects due to building moratoriums in the areas in which we operate. Changes in regulations that restrict homebuilding activities in one or more of our principal markets could have a material adverse effect on our sales, profitability, stock performance, ability to service our debt obligations and future cash flows.

We are also subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning the protection of health and the environment. We are subject to a variety of environmental conditions that can affect our business and our homebuilding projects. The particular environmental laws that apply to any given homebuilding site vary greatly according to the location and environmental condition of the site and the present and former uses of the site and adjoining properties. Environmental laws and conditions may result in delays, cause us to incur substantial compliance and other costs, or prohibit or severely restrict homebuilding activity in certain environmentally sensitive regions or areas, thereby adversely affecting our sales, profitability, stock performance, ability to service our debt obligations and future cash flows.

In addition, the Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted on July 21, 2010, contains numerous provisions affecting residential mortgages and mortgage lending practices. Because these provisions are to be implemented through future rulemaking, the ultimate impact of such provisions on lending institutions, including our mortgage banking subsidiary, will depend on how the implementing rules are written.

We are an approved seller/servicer of FNMA, GNMA, FHLMC, FHA and VA mortgage loans, and are subject to all of those agencies' rules and regulations. Any significant impairment of our eligibility to sell/service these loans could have a material adverse impact on our mortgage operations. In addition, we are subject to regulation at the state and federal level with respect to specific origination, selling and servicing practices including the Real Estate Settlement and Protection Act. Adverse changes in governmental regulation may have a negative impact on our mortgage loan origination business.

We face competition in our housing and mortgage banking operations.

The homebuilding industry is highly competitive. We compete with numerous homebuilders of varying size, ranging from local to national in scope, some of whom have greater financial resources than we do. We face competition:

- for suitable and desirable lots at acceptable prices;
- from selling incentives offered by competing builders within and across developments; and
- from the existing home resale market.

Our homebuilding operations compete primarily on the basis of price, location, design, quality, service and reputation.

The mortgage banking industry is also competitive. Our main competition comes from national, regional and local mortgage bankers, thrifts, banks and mortgage brokers in each of these markets. Our mortgage banking operations compete primarily on the basis of customer service, variety of products offered, interest rates offered, prices of ancillary services and relative financing availability and costs.

There can be no assurance that we will continue to compete successfully in our homebuilding or mortgage banking operations. An inability to effectively compete may have an adverse impact on our sales, profitability, stock performance, ability to service our debt obligations and future cash flows.

A shortage of building materials or labor, or increases in materials or labor costs may adversely impact our operations.

The homebuilding business has from time to time experienced building material and labor shortages, including shortages in insulation, drywall, certain carpentry work and concrete, as well as fluctuating lumber prices and supply. In addition, high employment levels and strong construction market conditions could restrict the labor force available to our subcontractors and us in one or more of our markets. Significant increases in costs resulting from these shortages, or delays in construction of homes, could have a material adverse effect upon our sales, profitability, stock performance, ability to service our debt obligations and future cash flows.

Product liability litigation and warranty claims may adversely impact our operations.

Construction defect and home warranty claims are common and can represent a substantial risk for the homebuilding industry. The cost of insuring against construction defect and product liability related claims, as well as the claims themselves, can be high. In addition, insurance companies limit coverage offered to protect against these claims. Further restrictions on coverage availability, or significant increases in premium costs or claims, could have a material adverse effect on our financial results.

We are subject to litigation proceedings that could harm our business if an unfavorable ruling were to occur.

From time to time, we may become involved in litigation and other legal proceedings relating to claims arising from our operations in the normal course of business. As described in, but not limited to, Part I, Item 3, "Legal Proceedings" of this Form 10-K, we are currently subject to certain legal proceedings. Litigation is subject to inherent uncertainties, and unfavorable rulings may occur. We cannot assure you that these or other litigation or legal proceedings will not materially affect our ability to conduct our business in the manner that we expect or otherwise adversely affect us should an unfavorable ruling occur.

Weather-related and other events beyond our control may adversely impact our operations.

Extreme weather or other events, such as significant snowfalls, hurricanes, tornadoes, earthquakes, forest fires, floods, terrorist attacks or war, may affect our markets, our operations and our profitability. These events may impact our physical facilities or those of our suppliers or subcontractors, causing us material increases in costs, or delays in construction of homes, which could have a material adverse effect upon our sales, profitability, stock performance, ability to service our debt obligations and future cash flows.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our corporate offices are located in Reston, Virginia, where we currently lease approximately 61,000 square feet of office space. The current corporate office lease expires in April 2015.

In connection with the operation of the homebuilding segment, we lease manufacturing facilities in the following six locations: Thurmont, Maryland; Burlington County, New Jersey; Farmington, New York; Kings Mountain, North Carolina; Darlington, Pennsylvania; and Portland, Tennessee. These facilities range in size from approximately 40,000 square feet to 400,000 square feet and combined total approximately 1 million square feet of manufacturing space. Each of these leases contains various options for extensions of the lease and for the purchase of the facility. The Portland, Thurmont and Farmington leases expire in 2014, and the Kings Mountain and Burlington County leases expire in 2022 and 2023, respectively. The Darlington lease expires in 2025. We expect to purchase a new manufacturing facility in the first quarter of 2011 in Dayton, OH. The new facility will contain approximately 100,000 square feet of manufacturing space and production from the Dayton facility is expected to begin by the end of 2011. Due to the economic downturn and the related decline in our homebuilding activity, our current plant utilization has dropped to approximately 40% of total capacity.

We also, in connection with both our homebuilding and mortgage banking businesses, lease office space in multiple locations for homebuilding divisional offices and mortgage banking and title services branches under leases expiring at various times through 2018, none of which are individually material to our business. We anticipate that, upon expiration of existing leases, we will be able to renew them or obtain comparable facilities on terms acceptable to us.

Item 3. Legal Proceedings.

On July 18, 2007, former and current employees filed lawsuits against the Company in the Court of Common Pleas in Allegheny County, Pennsylvania and Hamilton County, Ohio, in Superior Court in Durham County, North Carolina, and in the Circuit Court in Montgomery County, Maryland, and on July 19, 2007 in the Superior Court in New Jersey, alleging that we incorrectly classified our sales and marketing representatives as being exempt from overtime wages. These lawsuits are similar in nature to another lawsuit filed on October 29, 2004 by another former employee in the United States District Court for the Western District of New York. The complaints seek injunctive relief, an award of unpaid wages, including fringe benefits, liquidated damages equal to the overtime wages allegedly due and not paid, attorney and other fees and interest, and where available, multiple damages. The suits were filed as purported class actions. However, while a number of individuals have filed consents to join and assert federal claims in the New York action, none of the groups of employees that the lawsuits purport to represent have been certified as a class. The lawsuits filed in Ohio, Pennsylvania, Maryland, New Jersey and North Carolina have been stayed pending further developments in the New York action.

We believe that our compensation practices in regard to sales and marketing representatives are entirely lawful and in compliance with two letter rulings from the United States Department of Labor ("DOL") issued in January 2007. The two courts to most recently consider similar claims against other homebuilders have acknowledged the DOL's position that sales and marketing representatives were properly classified as exempt from overtime wages and the only court to have directly addressed the exempt status of such employees concluded that the DOL's position was valid. Accordingly, we have vigorously defended and intend to continue to vigorously defend these lawsuits. Because we are unable to determine the likelihood of an unfavorable outcome of this case, or the amount of damages, if any, we have not recorded any associated liabilities in the accompanying condensed, consolidated balance sheets.

In June 2010, we received a Request for Information from the United States Environmental Protection Agency (the "EPA") pursuant to Section 308 of the Clean Water Act. The request seeks information about storm water discharge practices in connection with homebuilding projects completed or underway by us. We have been cooperating with this request, have provided information to the EPA and intend to continue cooperating with the EPA's inquiries. At this time, we cannot predict the outcome of this inquiry, nor can we reasonably estimate the potential costs that may be associated with its eventual resolution.

In April 2010, NVRM received a Report of Examination ("ROE") from the Office of the Commissioner of Banks of the State of North Carolina (the "NCCOB") reporting certain findings that resulted from the NCCOB's examination of selected files relating to loans originated by us in North Carolina between August 1, 2006 and August 31, 2009. The ROE alleged that certain of the loan files reflected violations of North Carolina and/or U.S. lending or consumer protection laws. The ROE requested that we correct or otherwise address the alleged violations and in some instances requested that we undertake an examination of all of our other loans in North Carolina to determine whether similar alleged violations may have occurred, and if so, to take corrective action. We responded to the ROE by letter dated June 10, 2010, contesting the findings and allegations, providing factual information to correct certain of the findings, and refuting the NCCOB's interpretation of applicable law. On November 15, 2010, the NCCOB provided a written response to our June 10, 2010 letter closing certain alleged violations while reasserting certain others. On January 12, 2011, we responded to the NCCOB's November 15, 2010 letter providing additional factual information to address the remaining findings and refuting the NCCOB's interpretation of applicable law. Accordingly, while the outcome of the matter is currently not determinable, we do not expect resolution of the matter to have a material adverse effect on our financial position.

We are also involved in various other litigation arising in the ordinary course of business. In the opinion of management, and based on advice of legal counsel, this litigation is not expected to have a material adverse effect on our financial position or results of operations.

Item 4. [Removed and Reserved].

Executive Officers of the Registrant

Name	Age	Positions
Paul C. Saville	55	President and Chief Executive Officer of NVR
Robert A. Goethe	56	President of NVRM
Dennis M. Seremet	56	Senior Vice President, Chief Financial Officer and Treasurer of NVR
Robert W. Henley	44	Vice President and Controller of NVR

Paul C. Saville was named President and Chief Executive Officer of NVR, effective July 1, 2005. Prior to July 1, 2005, Mr. Saville had served as Senior Vice President Finance, Chief Financial Officer and Treasurer of NVR since September 30, 1993 and Executive Vice President from January 1, 2002 through June 30, 2005.

Robert A. Goethe was named President of NVRM effective January 25, 2010. From 2008 until January, 2010, Mr. Goethe served as a Senior Principal of Mortgage Connect Corp. From 2006 to 2008, Mr. Goethe served as the Senior Executive Vice President of Regions Mortgage Corporation, and from 1996 until 2006, he served as the Chief Executive Officer of Regions Financial Corporation.

Dennis M. Seremet was named Vice President, Chief Financial Officer and Treasurer of NVR, effective July 1, 2005 and Senior Vice President effective December 14, 2007. Prior to July 1, 2005, Mr. Seremet had been Vice President and Controller of NVR since April 1, 1995.

Robert W. Henley was named Vice President and Controller of NVR effective July 1, 2005. From May 2000 to June 30, 2005, Mr. Henley was the Assistant Controller.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our shares of common stock are listed and principally traded on the New York Stock Exchange. The following table sets forth the high and low prices per share for our common stock for each fiscal quarter during the years ended December 31, 2010 and 2009:

	HIGH	LOW
Prices per Share:		
2010		
Fourth Quarter	$ 699.28	$ 611.50
Third Quarter	$ 680.05	$ 595.00
Second Quarter	$ 769.50	$ 627.43
First Quarter	$ 759.27	$ 655.00
2009		
Fourth Quarter	$ 742.00	$ 607.00
Third Quarter	$ 698.28	$ 477.41
Second Quarter	$ 533.89	$ 416.24
First Quarter	$ 500.05	$ 310.69

As of the close of business on February 21, 2011, there were 364 shareholders of record.

We have never paid a cash dividend on our shares of common stock.

We had one repurchase authorization outstanding during the quarter ended December 31, 2010. On July 29, 2010 ("July Authorization"), we publicly announced the Board of Directors' approval for us to repurchase up to an aggregate of $300 million of our common stock in one or more open market and/or privately negotiated transactions. The July Authorization does not have an expiration date. The following table provides information regarding common stock repurchases for the quarter ended December 31, 2010:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
October 1 - 31, 2010	-	-	-	$148,986,000
November 1 - 30, 2010	52,216	$627.94	52,216	$116,198,000
December 1 - 31, 2010	11,300	$619.33	11,300	$109,200,000
Total	63,516	$626.41	63,516	

STOCK PERFORMANCE GRAPH

COMPARISON OF CUMULATIVE TOTAL EQUITYHOLDER RETURN ON EQUITY

The following chart graphs our performance in the form of cumulative total return to holders of our Common Stock since December 31, 2005 in comparison to the Dow/Home Construction Index and the Dow Jones Industrial Index for that same period. The Dow/Home Construction Index is comprised of NVR, Inc., Pulte Homes, Inc., DR Horton, Inc., Lennar Corp., Toll Brothers, Inc., MDC Holdings, Inc., KB Home, Ryland Group, Inc., Meritage Homes Corp., Standard Pacific Corp., Skyline Corp. and M/I Homes, Inc.



$200
$150
$100
$50
$0
$130
$119
$123
$108
$92
$88
$101
$98
$80
$75
$65
$36
$25
$29
$29
Dec. 31, 2005
Dec. 31, 2006
Dec. 31, 2007
Dec. 31, 2008
Dec. 31, 2009
Dec. 31, 2010
NVR
Dow Jones Ind. Avg.
Dow/Home Construction

Assumes that $100 was invested in NVR stock and the indices on December 31, 2005.

Item 6. Selected Financial Data.
(dollars in thousands, except per share amounts)

The following tables set forth selected consolidated financial data. The selected income statement and balance sheet data have been derived from our consolidated financial statements for each of the periods presented and is not necessarily indicative of results of future operations. The selected financial data should be read in conjunction with, and is qualified in its entirety by, the consolidated financial statements and related notes included elsewhere in this report.

	Year Ended December 31,				
	2010	2009	2008	2007	2006
Consolidated Income Statement Data:					
Homebuilding data:					
Revenues	$ 2,980,758	$ 2,683,467	$ 3,638,702	$ 5,048,187	$ 6,036,236
Gross profit	542,466	497,734	457,692	821,128	1,334,971
Mortgage Banking data :					
Mortgage banking fees	61,134	60,381	54,337	81,155	97,888
Interest income	5,411	2,979	3,955	4,900	7,704
Interest expense	1,126	1,184	754	681	2,805
Consolidated data:					
Income from continuing operations	$ 206,005	$ 192,180	$ 100,892	$ 333,955	$ 587,412
Income from continuing operations per diluted share (1)	$ 33.42	$ 31.26	$ 17.04	$ 54.14	$ 88.05

	December 31,				
	2010	2009	2008	2007	2006
Consolidated Balance Sheet Data:					
Homebuilding inventory	$ 431,329	$ 418,718	$ 400,570	$ 688,854	$ 733,616
Contract land deposits, net	100,786	49,906	29,073	188,528	402,170
Total assets	2,260,061	2,395,770	2,103,236	2,194,416	2,473,808
Notes and loans payable	92,089	147,880	210,389	286,283	356,632
Shareholders' equity	1,740,374	1,757,262	1,373,789	1,129,375	1,152,074
Cash dividends per share	-	-	-	-	-

(1) For the years ended December 31, 2010, 2009, 2008, 2007 and 2006, income from continuing operations per diluted share was computed based on 6,164,617; 6,148,769; 5,920,285; 6,167,795 and 6,671,571 shares, respectively, which represents the weighted average number of shares and share equivalents outstanding for each year.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

(dollars in thousands, except per share data)

Results of Operations for the Years Ended December 31, 2010, 2009 and 2008

Overview

Business

Our primary business is the construction and sale of single-family detached homes, townhomes and condominium buildings, all of which are primarily constructed on a pre-sold basis. To fully serve customers of our homebuilding operations, we also operate a mortgage banking and title services business. We primarily conduct our operations in mature markets. Additionally, we generally grow our business through market share gains in our existing markets and by expanding into markets contiguous to our current active markets. Our four homebuilding reportable segments consist of the following regions:

Mid Atlantic: Maryland, Virginia, West Virginia and Delaware
North East: New Jersey and eastern Pennsylvania
Mid East: Kentucky, New York, Ohio, western Pennsylvania and Indiana
South East: North Carolina, South Carolina, Tennessee and Florida

Our lot acquisition strategy is predicated upon avoiding the financial requirements and risks associated with direct land ownership and development. Historically, we have not engaged in land development to obtain finished lots for use in our homebuilding operations. Instead, we have acquired finished lots at market prices from various third party land developers pursuant to fixed price purchase agreements. These purchase agreements require deposits, typically ranging up to 10% of the aggregate purchase price of the finished lots, in the form of cash or letters of credit that may be forfeited if we fail to perform under the purchase agreement. This strategy has allowed us to maximize inventory turnover, which we believe enables us to minimize market risk and to operate with less capital, thereby enhancing rates of return on equity and total capital.

Our continued success is contingent upon our ability to control an adequate supply of finished lots on which to build and on our developers' ability to timely deliver finished lots to meet the sales demands of our customers. However, current economic conditions and the continued downturn of the homebuilding industry have exerted pressure on our developers' ability to obtain acquisition and development financing or to raise equity investments to finance land development activity, potentially constraining our supply of finished lots. This pressure has necessitated that in certain specific strategic circumstances we deviate from our historical lot acquisition strategy and engage in joint venture arrangements with land developers or directly acquire raw ground already zoned for its intended use for development. Once we acquire control of any raw ground, we will determine whether to sell the raw parcel to a developer and enter into a fixed price purchase agreement with the developer to purchase the finished lots, or whether we will hire a developer to develop the land on our behalf. While joint venture arrangements and direct land development activity are not our preferred method of acquiring finished building lots, we may enter into additional transactions in the future on a limited basis where there exists a compelling strategic or prudent financial reason to do so. We expect, however, to continue to acquire substantially all of our finished lot inventory using fixed price purchase agreements with forfeitable deposits.

As of December 31, 2010, we controlled approximately 50,400 lots under purchase agreements with deposits in cash and letters of credit totaling approximately $174,300 and $6,600, respectively. In addition, we controlled approximately 1,100 lots through joint ventures. Included in the number of controlled lots are approximately 10,300 lots for which we have recorded a contract land deposit impairment reserve of approximately $73,500 as of December 31, 2010. See Note 3 to the consolidated financial statements included herein for additional information regarding contract land deposits. Further, as of December 31, 2010, we had approximately $78,000 in land under development, that once fully developed will result in approximately 890 lots.

In addition to constructing homes primarily on a pre-sold basis and utilizing what we believe is a conservative lot acquisition strategy, we focus on obtaining and maintaining a leading market position in each market we serve. This strategy allows us to gain valuable efficiencies and competitive advantages in our markets, which we believe contributes to minimizing the adverse effects of regional economic cycles and provides growth opportunities within these markets.

Current Business Environment

The homebuilding environment in 2010 remained challenging as it continued to be impacted by the economic downturn that began several years prior. The market stabilization we had experienced toward the end of 2009 and into the first quarter of 2010 was negatively impacted by the April 30, 2010 expiration of the federal homebuyer tax credit. After April 30, 2010, new home sales experienced sharp declines, providing evidence that rather than increasing overall demand, the tax credit may have merely accelerated existing demand. The current home sales environment continues to be adversely impacted by high inventory levels, low consumer confidence driven by high unemployment rates, and a highly restrictive mortgage lending environment that has made it more difficult for our customers to obtain mortgage financing. Our new orders for 2010 remained flat with new orders in 2009, however, new housing demand declined in both the third and fourth quarters of 2010 from the higher new order results experienced in the first two quarters of 2010. In addition, cancellation rates increased to 18% in both the third and fourth quarters of 2010, compared to 14% and 15% in the third and fourth quarters of 2009, respectively, and 12% in the second quarter of 2010.

Consolidated revenues totaled $3,041,892 for 2010, an increase of 11% from $2,743,848 in 2009. The increase in revenues was driven by increased home settlements primarily resulting from the expiration of the federal homebuyer tax credit in the second quarter of 2010. Net income and diluted earnings per share in 2010 each increased 7% from 2009. Gross profit margins within our homebuilding business declined slightly to 18.2% in 2010 from 18.5% in 2009.

Although we believe we have once again begun to experience some pricing stabilization in several of our markets as we enter 2011, we believe that significant economic uncertainties remain which could result in continued sales and pricing pressure over the next several quarters. In addition, the Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted on July 21, 2010, contains numerous provisions affecting residential mortgages and mortgage lending practices. Because these provisions are to be implemented through future rulemaking, the ultimate impact of such provisions on lending institutions, including our mortgage banking subsidiary, will depend on how the implementing rules are written.

Despite these ongoing economic uncertainties, we believe that we are well positioned to take advantage of opportunities that may arise due to the strength of our balance sheet and liquidity. As of December 31, 2010, our cash and cash equivalents balance totaled approximately $1,200,000. In addition, during 2010, we redeemed the remaining $133,370 of our outstanding senior notes upon their maturity and repurchased approximately $417,080 of our common stock.

Homebuilding Operations

The following table summarizes the results of our consolidated homebuilding operations and certain operating activity for each of the last three years:

	Year Ended December 31,		
	2010	**2009**	**2008**
Revenues	$ 2,980,758	$ 2,683,467	$ 3,638,702
Cost of sales	$ 2,438,292	$ 2,185,733	$ 3,181,010
Gross profit margin percentage	18.2%	18.5%	12.6%
Selling, general and administrative expenses	$ 257,394	$ 233,152	$ 308,739
Settlements (units)	10,030	9,042	10,741
Average settlement price	$ 297.1	$ 296.4	$ 338.4
New orders (units)	9,415	9,409	8,760
Average new order price	$ 304.0	$ 292.7	$ 311.3
Backlog (units)	2,916	3,531	3,164
Average backlog price	$ 328.6	$ 304.9	$ 316.9
New order cancellation rate	14%	14%	23%

Consolidated Homebuilding Revenues

Homebuilding revenues for 2010 increased 11% from 2009, as a result of an 11%, or 988 unit, increase in the number of homes settled. The increase in the number of homes settled was primarily attributable to the impact of the federal homebuyer tax credit which resulted in strong first quarter sales and increased settlements through the second quarter of 2010 as compared to the same period in 2009. In addition, the increase in settlements was also favorably impacted by a 12% higher beginning backlog unit balance entering 2010 compared to the same period in 2009.

Homebuilding revenues for 2009 decreased 26% from 2008, as a result of a 16%, or 1,699 unit, decrease in the number of homes settled and a 12% decrease in the average settlement price. The decrease in the number of units settled was primarily attributable to our beginning backlog units being approximately 39%, or 1,981 units, lower entering 2009 compared to the backlog unit balance entering 2008, offset partially by a higher backlog turnover rate period over period. Average settlement prices were impacted primarily by a 15% lower average price of homes in the beginning backlog entering 2009 compared to the same period in 2008, coupled with a 9% decline in the average sales price of new orders for the first six months of 2009 as compared to the same period in 2008.

Consolidated Homebuilding New Orders

New orders in 2010 remained flat with 2009 new orders, while the average sales price of new orders increased 4% year over year. New orders remained flat despite a strong first quarter in 2010, driven we believe by the federal homebuyer tax credit, and increased sales in the Indianapolis, IN, Orlando, FL and Raleigh, NC markets, each of which began operations in the second half of 2009. Since the first quarter of 2010, we experienced a consistent decline in the number of new orders across all of our markets in each of the second, third and fourth quarters of 2010 compared to the respective periods in 2009. The increase in the average price of new orders was attributable to a product mix shift away from our attached products to our detached product which generally sell at higher price points. We expect to continue to face selling pressure over the next several quarters due to continuing economic uncertainties, including low consumer confidence and high unemployment rates, as discussed in the Overview section above.

New orders in 2009 increased by 7% compared to 2008, while the average sales price of new orders decreased 6% year over year. The increase in new orders in 2009 was in part attributable to a 47% increase in new orders in the fourth quarter of 2009 compared to the same period in 2008, a period in which we experienced a significant drop-off in new orders due to a sharp decline in overall economic conditions. In addition, new orders in 2009 were favorably impacted by higher absorption rates, offsetting the 17% decrease in the average number of active communities year over year. We believe new orders in 2009 were also favorably impacted by the first-time homebuyer federal tax credit as well as by a decrease in the cancellation rate to 14% in 2009 from 23% in 2008. During 2009, to meet affordability issues in many of our markets, we altered our product offerings to provide smaller, lower priced products.

Consolidated Homebuilding Gross Profit

Gross profit margins in 2010 declined slightly to 18.2% from 18.5% in 2009. Gross profit margins in 2010 were negatively impacted by a contract land deposit impairment charge of approximately $4,300, or 14 basis points, while 2009 gross profit margins were favorably impacted by the recovery of approximately $6,500, or 24 basis points, of contract land deposits previously determined to be uncollectible. We expect to experience gross profit margin pressure over at least the next several quarters due to significant market uncertainties as discussed in the *Overview* section above.

Gross profit margins in 2009 improved to 18.5% compared to 12.6% in 2008 primarily due to a favorable variance in contract land deposit impairment charges year over year. In 2009 we recognized the recovery of approximately $6,500, or 24 basis points, of contract land deposits previously determined to be uncollectible. In 2008 we recognized a contract land deposit impairment charge of approximately $165,000, or 454 basis points. Gross profit margins in 2009 were also favorably impacted as a result of us exiting a significant number of poor performing communities in 2008 which were producing lower gross profit margins. In addition, gross profit margins in 2009 were favorably impacted by lower lumber and certain other commodity costs as well as by cost control measures implemented to reduce subcontractor and material costs in prior periods.

Consolidated Homebuilding Selling, General and Administrative ("SG&A")

SG&A expenses in 2010 increased approximately $24,200 compared to 2009, but remained flat as a percentage of revenue year over year. The increase in SG&A expenses was attributable to an approximate $13,500 increase in stock-based compensation costs in 2010 compared to the same period in 2009, due to the grant of non-qualified stock options and restricted share units under the 2010 Equity Incentive Plan, offset partially by a reversal of approximately $6,600 in stock-based compensation expense previously recorded to SG&A expense as we adjusted our stock option forfeiture estimates to our actual forfeiture experience. SG&A expense was also higher due to an approximate $5,600 increase in management incentive costs as 2009 incentive plans were limited to payouts of 50% of incentive earned, while no similar restrictions are imposed on 2010 incentive compensation. In addition, SG&A expenses were impacted by an approximate $7,600 increase in selling and marketing costs year over year due primarily to an approximate $5,700 increase in advertising and model home costs attributable in part to an increase in the average number of active communities to 371 communities in 2010 from 355 communities in 2009.

SG&A expenses in 2009 decreased approximately $75,600 compared to 2008, but increased slightly as a percentage of revenue to 8.7% in 2009 from 8.5% in 2008. The decrease in SG&A expenses was primarily attributable to a $36,300 decrease in selling and marketing costs in 2009 compared to 2008 due to a 17% decrease in the average number of active communities year over year to 355 in 2009 from 427 in 2008. In addition, personnel costs were down approximately $26,900 due primarily to 24% decrease in average staffing levels year over year.

Consolidated Homebuilding Backlog

Backlog units and dollars decreased approximately 17% to 2,916 and 11% to $958,287, respectively, as of December 31, 2010 compared to 3,531 and $1,076,437 as of December 31, 2009. The decrease in backlog units was primarily attributable to the increased settlement activity in 2010 as discussed above. Backlog dollars were negatively impacted by the decrease in backlog units.

Backlog, which represents homes sold but not yet settled with the customer, may be impacted by customer cancellations for various reasons that are beyond our control, such as failure to obtain mortgage financing, inability to sell an existing home, job loss, or a variety of other reasons. In any period, a portion of the cancellations that we experience are related to new sales that occurred during the same period, and a portion are related to sales that occurred in prior periods and therefore appeared in the opening backlog for the current period. Expressed as the total of all cancellations during the period as a percentage of gross sales during the period, our cancellation rate was approximately 14% in both 2010 and 2009, and 23% in 2008. During 2010, 2009 and 2008, approximately 6%, 7% and 10% of a reporting quarter's opening backlog cancelled during the fiscal quarter, respectively. We can provide no assurance that our historical cancellation rates are indicative of the actual cancellation rate that may occur in future periods. See "Risk Factors" in Item 1A of this Report.

Backlog units and dollars were 3,531 and $1,076,437, respectively, as of December 31, 2009 compared to 3,164 and $1,002,795 as of December 31, 2008. Net new order and settlement activity during 2009 resulted in the increase in backlog units year over year. The 7% increase in backlog dollars was primarily attributable to the 12% increase in backlog units offset partially by a 4% decrease in the average price of homes in ending backlog.

Consolidated Homebuilding – Other Charges

We reassessed our goodwill and intangible asset balances for impairment in the fourth quarter of 2008, as a result of the continuing declines in new orders and backlog in 2008, and the continuing deterioration of the homebuilding environment in each of our markets spurred further in 2008 by the credit crisis in the latter part of 2008. As a result of that assessment, we determined that the goodwill and intangible assets related to our Rymarc Homes and Fox Ridge Homes operations were fully impaired and we wrote-off a total of $11,686 related to such assets in 2008. We completed the annual assessment of the intangible asset balance in 2010 and 2009 and determined that there was no impairment. See Note 1 in the accompanying consolidated financial statements included herein for further discussion of intangible assets.

Reportable Homebuilding Segments

Homebuilding profit before tax includes all revenues and income generated from the sale of homes, less the cost of homes sold, SG&A expenses, and a corporate capital allocation charge determined at the corporate headquarters. The corporate capital allocation charge eliminates in consolidation, is based on the segment's average net assets employed, and is charged using a consistent methodology in the years presented. The corporate capital allocation charged to the operating segment allows the Chief Operating Decision Maker to determine whether the operating segment's results are providing the desired rate of return after covering our cost of capital. We record charges on contract land deposits when we determine that it is probable that recovery of the deposit is impaired. For segment reporting purposes, impairments on contract land deposits are generally charged to the operating segment upon the determination to terminate a finished lot purchase agreement with the developer or to restructure a lot purchase agreement resulting in the forfeiture of the deposit. We evaluate our entire net contract land deposit portfolio for impairment each quarter. For additional information regarding our contract land deposit impairment analysis, see the *Critical Accounting Policies* section within this Management Discussion and Analysis. For presentation purposes below, the contract land deposit reserve at December 31, 2010, 2009 and 2008, respectively, has been allocated to the reportable segments to show contract land deposits on a net basis. The net contract land deposit balances below also includes approximately $6,600, $4,900 and $5,400 at December 31, 2010, 2009 and 2008, respectively, of letters of credit issued as deposits in lieu of cash. The following tables summarize certain homebuilding operating activity by reportable segment for each of the last three years:

Selected Segment Financial Data:

	Year Ended December 31,		
	2010	**2009**	**2008**
Revenues:			
Mid Atlantic	$ 1,780,521	$ 1,661,244	$ 2,161,764
North East	287,561	254,654	347,142
Mid East	632,377	505,431	659,649
South East	280,299	262,138	470,147
Total	$ 2,980,758	$ 2,683,467	$ 3,638,702
Gross profit margin:			
Mid Atlantic	$ 338,586	$ 307,525	$ 294,699
North East	48,528	42,282	46,607
Mid East	109,579	85,931	104,761
South East	41,074	36,490	60,173
Total	$ 537,767	$ 472,228	$ 506,240
Segment profit:			
Mid Atlantic	$ 209,496	$ 185,861	$ 103,690
North East	25,091	19,572	13,182
Mid East	56,882	38,012	39,643
South East	10,870	7,384	7,904
Total	$ 302,339	$ 250,829	$ 164,419
Gross profit margin percentage:			
Mid Atlantic	19.0%	18.5%	13.6%
North East	16.9%	16.6%	13.4%
Mid East	17.3%	17.0%	15.9%
South East	14.7%	13.9%	12.8%

Segment Operating Activity:

	Year Ended December 31,					
	2010		2009		2008	
	Units	Average Price	Units	Average Price	Units	Average Price
Settlements:						
Mid Atlantic	5,043	$ 353.0	4,722	$ 351.8	5,240	$ 412.5
North East	920	$ 312.5	882	$ 288.7	1,086	$ 319.7
Mid East	2,886	$ 219.0	2,323	$ 216.3	2,762	$ 237.4
South East	1,181	$ 237.2	1,115	$ 235.1	1,653	$ 284.4
Total	10,030	$ 297.1	9,042	$ 296.4	10,741	$ 338.4
New orders, net of cancellations:						
Mid Atlantic	4,775	$ 365.1	4,809	$ 347.4	4,290	$ 373.4
North East	827	$ 317.3	904	$ 293.5	884	$ 298.5
Mid East	2,656	$ 221.3	2,552	$ 217.3	2,380	$ 229.5
South East	1,157	$ 231.9	1,144	$ 230.2	1,206	$ 261.2
Total	9,415	$ 304.0	9,409	$ 292.7	8,760	$ 311.3
Backlog:						
Mid Atlantic	1,595	$ 396.2	1,863	$ 359.0	1,776	$ 371.3
North East	232	$ 315.9	325	$ 302.8	303	$ 288.8
Mid East	730	$ 234.7	960	$ 224.7	731	$ 223.9
South East	359	$ 227.6	383	$ 244.1	354	$ 260.5
Total	2,916	$ 328.6	3,531	$ 304.9	3,164	$ 316.9

Operating Data:

	Year Ended December 31,		
	2010	2009	2008
New order cancellation rate:			
Mid Atlantic	11.3%	14.4%	24.4%
North East	16.4%	14.5%	19.7%
Mid East	15.0%	13.9%	17.7%
South East	18.9%	14.8%	28.9%
Average active communities:			
Mid Atlantic	171	168	205
North East	33	37	39
Mid East	108	100	118
South East	59	50	65
Total	371	355	427

Homebuilding Inventory:

	As of December 31,		
	2010	2009	2008
Sold inventory:			
Mid Atlantic	$ 182,128	$ 219,885	$ 215,587
North East	20,703	36,315	31,321
Mid East	43,506	60,107	41,751
South East	23,711	21,521	29,781
Total	$ 270,048	$ 337,828	$ 318,440
Unsold lots and housing units inventory:			
Mid Atlantic	$ 42,682	$ 47,120	$ 30,370
North East	3,687	4,152	4,195
Mid East	11,089	16,353	14,549
South East	8,967	4,783	5,878
Total	$ 66,425	$ 72,408	$ 54,992

	Year Ended December 31,		
	2010	2009	2008
Unsold inventory impairments:			
Mid Atlantic	$ 1,520	$ 1,286	$ 1,163
North East	420	598	573
Mid East	434	592	69
South East	820	268	129
Total	$ 3,194	$ 2,744	$ 1,934

Lots Controlled and Land Deposits:

	As of December 31,		
	2010	2009	2008
Total lots controlled:			
Mid Atlantic	30,201	26,938	23,711
North East	4,025	3,898	3,619
Mid East	11,061	10,163	11,027
South East	7,023	5,338	6,626
Total	52,310	46,337	44,983
Lots included in impairment reserve:			
Mid Atlantic	5,973	6,575	7,565
North East	594	846	1,879
Mid East	2,055	2,022	3,553
South East	1,678	1,363	3,738
Total	10,300	10,806	16,735
Contract land deposits, net			
Mid Atlantic	$ 82,165	$ 38,729	$ 17,953
North East	8,525	3,513	1,233
Mid East	11,876	5,242	6,788
South East	4,830	3,161	1,332
Total	$ 107,396	$ 50,645	$ 27,306

	Year Ended December 31,		
	2010	2009	2008
Contract land deposit impairments:			
Mid Atlantic	$ 9,150	$ 18,425	$ 81,834
North East	4,898	2,489	11,190
Mid East	1,686	7,244	10,393
South East	4,618	5,236	20,081
Total	$ 20,352	$ 33,394	$ 123,498

Mid Atlantic

2010 versus 2009

The Mid Atlantic segment had an approximate $23,600, or 13%, increase in segment profit in 2010 compared to 2009. Revenues increased approximately $119,300, or 7%, in 2010 from 2009 on a 7% increase in the number of units settled. The increase in units settled was attributable to the impact of the federal homebuyer tax credit which we believe resulted in higher first quarter sales and increased settlements through the second quarter of 2010 as compared to the same period in 2009. In addition, 2010 settlements were also favorably impacted by a 5% higher beginning backlog unit balance entering 2010 as compared to 2009. The segment's gross profit margin percentage increased to 19.0% in 2010 from 18.5% in 2009. Segment profit and gross profit margins were favorably impacted by lower contract land deposit impairment charges in 2010 of $9,150, or 51 basis points, compared to $18,425, or 111 basis points in 2009.

Segment new orders in 2010 declined approximately 1%, while the average sales price of new orders in 2010 increased approximately 5%, as compared to new orders and the average sales price in 2009. The increase in the average price of new orders was attributable to a product mix shift away from our attached products to our detached product which generally sell at higher price points.

2009 versus 2008

The Mid Atlantic segment had an approximate $82,200, or 79%, increase in segment profit in 2009 compared to 2008. Revenues for the Mid Atlantic segment, which represents approximately 62% of total homebuilding revenues for the year, decreased approximately $500,500, or 23%, in 2009 compared to 2008. Revenues declined due to a 10%, or 518 unit, decrease in units settled and a 15% decrease in the average settlement price of homes in 2009 compared to 2008. The decrease in units settled is attributable to a 35%, or 950 unit, lower backlog balance at the beginning of 2009 compared to the same period in 2008, offset partially by a higher backlog turnover rate year over year. The decrease in the average settlement price was primarily attributable to a 17% lower average price of homes in the beginning backlog year over year, coupled with a 9% decline in the average sales price of new orders for the first six months of 2009 as compared to the same period in 2008. The segment's gross profit margin percentage increased to 18.5% in 2009 from 13.6% in 2008. Gross profit margins were favorably impacted by lower contract land deposit impairment charges in 2009 of $18,425, or 111 basis points, compared to $81,834, or 379 basis points, in 2008. Gross profit margins in 2009 were also favorably impacted as a result of us exiting poor performing communities in 2008 which were producing lower gross profit margins. In addition, 2009 gross profit margins as well as segment profit were favorably impacted by lower lumber and certain other commodity costs as well as by cost control measures taken in prior quarters, reducing material and personnel costs.

Segment new orders in 2009 increased 12% from 2008, while the segment's average sales price of new orders decreased 7% year over year. New orders were favorably impacted in part by a 43% increase in the number of new orders in the fourth quarter of 2009 compared to the same period in 2008, as a result of the significant impact of the fourth quarter 2008 credit crisis on the homebuilding market. New orders were also favorably impacted in 2009 by a decrease in the cancellation rate in 2009 to 14% from 24% during 2008. In addition, we believe that the federal tax credit for first-time homebuyers had a favorable impact on new orders in 2009, as first-time homebuyers made up a higher percentage of our total sales in the segment year over year.

North East

2010 versus 2009

The North East segment had an approximate $5,500, or 28% increase in segment profit in 2010 compared to 2009. Revenues increased approximately $32,900, or 13%, in 2010 from 2009. Revenues increased due to a 4% increase in the number of units settled and an 8% increase in the average settlement price year over year. The increase in units settled was primarily attributable to the impact of the federal homebuyer tax credit which we believe resulted in higher first quarter sales and increased settlements through the second quarter of 2010 as compared to the same period in 2009. The increase in the average settlement price resulted from a product mix shift away from our attached products to our detached product, which generally sells at higher price points. Gross profit margins remained relatively flat period over period, as the higher contract land deposit impairment charges in 2010 of $4,898, or 170 basis points, compared to 2009 of $2,489, or 98 basis points, were offset by improved leveraging of fixed operating costs due to higher settlement volume year over year.

Segment new orders in 2010 decreased 9% compared to 2009, while the average sales price of new orders increased 8% year over year. Subsequent to the April 30, 2010 expiration of the federal homebuyer tax credit, we experienced a decline in new orders in each quarter of 2010 as compared to the respective quarters of 2009. The average sales price of new orders has been favorably impacted by a product mix shift away from our attached products to our detached product, which generally sells at higher price points.

2009 versus 2008

The North East segment had an approximate $6,400, or 49%, increase in segment profit in 2009 compared to 2008, despite a decrease in revenues of approximately $92,500, or 27%, year over year. The decline in revenues was due to a 19%, or 204 unit, decrease in the number of units settled and a 10% decrease in the average settlement price year over year. The decrease in the number of units settled and the average settlement price was primarily attributable to a 40%, or 202 unit, lower beginning backlog balance entering 2009 compared to 2008 and 15% lower average price of homes in beginning backlog year over year. Gross profit margins increased to 16.6% in 2009 from 13.4% in 2008. The increase in gross margins was attributable primarily to lower contract land deposit impairment charges in 2009 of $2,489, or 98 basis points, compared to 2008 of $11,190, or 322 basis points. In addition, 2009 gross profit margins as well as segment profit were favorably impacted by lower lumber and certain other commodity costs as well as by cost control measures taken in prior quarters, reducing material and personnel costs.

Segment new orders in 2009 increased 2% from 2008, while the segment's average sales price for new orders decreased 2% year over year. New orders were favorably impacted in part by a 26% increase in the number of new orders in the fourth quarter of 2009 compared to the same period in 2008, as a result of the significant impact of the fourth quarter 2008 credit crisis on the homebuilding market. We believe new orders were also favorably impacted in 2009 by the federal tax credit for first-time homebuyers and by a decrease in the cancellation rate to 15% in 2009 from 20% in 2008.

Mid East

2010 versus 2009

The Mid East segment had an approximate $18,900, or 50%, increase in segment profit in 2010 compared to 2009. The increase in segment profit was driven by an increase in revenues of approximately $126,900, or 25%, in 2010 compared to 2009 primarily due to a 24% increase in the number of units settled year over year. The increase in units settled was attributable to the impact of the federal homebuyer tax credit which we believe resulted in higher first quarter sales and increased settlements through the second quarter of 2010 as compared to the same period in 2009. In addition, settlements were favorably impacted by a 31% higher beginning backlog entering 2010 compared to the same period in 2009. Gross profit margins remained relatively flat year over year, at 17.3% in 2010 compared to 17.0% in 2009.

Segment new orders and the average new order selling price in 2010 increased 4% and 2%, respectively compared to 2009. New orders were favorably impacted primarily by the 178 new orders in the current year in Indianapolis, IN, market which began operations in the fourth quarter of 2009. This increase was offset partially by an increase in the cancellation rate in both the third and fourth quarters of 2010 to 21% in each quarter as compared to 15% and 13% in the third and fourth quarters of 2009, respectively.

2009 versus 2008

The Mid East segment had an approximate $1,600, or 4%, decrease in segment profit and an approximate $154,200, or 23%, decrease in revenues in 2009 compared to 2008. Revenues decreased due to a 16%, or 439 unit, decrease in the number of units settled and a 9% decrease in the average settlement price period over period. The decreases in the number of units settled and the average settlement price were primarily attributable to a 34%, or 382 unit, lower beginning backlog balance and 9% lower average price of homes in beginning backlog year over year, respectively. In addition, average settlement prices were negatively impacted by a 10% decline in the average sales price of new orders for the first six months of 2009 as compared to the same period in 2008. Gross profit margins increased year over year, as cost reduction measures initiated in prior periods offset the decrease in the average settlement price in 2009 compared to 2008. Gross profit margins in 2009 were also favorably impacted as a result of us exiting poor performing communities in 2008 which were producing lower gross profit margins.

Segment new orders in 2009 increased 7% from 2008, while the segment's average sales price for new orders decreased 5% year over year. New orders were favorably impacted in part by a 51% increase in the number of new orders in the fourth quarter of 2009 compared to the same period in 2008, as a result of the significant impact of the fourth quarter 2008 credit crisis on the homebuilding market. We believe new orders in 2009 were also favorably impacted by the federal tax credit for first-time homebuyers, and a decrease in the cancellation rate to 14% in 2009 from 18% in 2008, despite a reduction in the average number of active communities year over year. New order average sale prices continued to be negatively impacted by market conditions, which required us to alter our product offerings and reduce prices in each market within this segment.

South East

2010 versus 2009

The South East segment had an approximate $3,500 increase in segment profit in 2010 compared to 2009. The increase in segment profit was driven by an increase of approximately $18,200, or 7%, in revenues in 2010 from 2009 due primarily to a 6% increase in the number of units settled. The increase in units settled was primarily attributable to the impact of the federal homebuyer tax credit which we believe resulted in higher first quarter sales and increased settlements through the second quarter of 2010 as compared to the same period in 2009. In addition, settlements were favorably impacted by an 8% higher beginning backlog entering 2010 compared to the same period in 2009. Gross profit margins increased to 14.7% in 2010 from 13.9% in 2009 due in part to lower contract land deposit impairment charges in 2010 of $4,618, or 165 basis points, compared to $5,236, or 200 basis points in 2009, coupled with improved leveraging of fixed operating costs due to higher settlement volume year over year.

Segment new orders and the average sales price of new orders for 2010 remained relatively flat with 2009. New orders were favorably impacted by an 18% increase in the average number of active communities year over year, and by the increase of approximately 80 new orders in 2010 in the Orlando, FL and Raleigh, NC markets, in which we began operations in the third quarter of 2009. These favorable variances were offset by higher cancellations rates in the segment in both the third and fourth quarters of 2010 of 32% and 19% respectively, compared to 14% and 18% for the respective quarters of 2009 and lower absorption rates year over year. Market conditions continued to deteriorate in this segment throughout 2010. The challenging market conditions, coupled with the expiration of the federal homebuyer tax credit in April of 2010, attributed to the segment's higher cancellation rates and fewer new orders in each the second, third and fourth quarters of 2010 as compared to the respective quarters in 2009. We believe we will continue to face significant new order and sales pricing pressure in many of our markets in the South East segment over the next several quarters due to continuing difficult market conditions.

2009 versus 2008

The South East segment had an approximate $500, or 7% decrease in segment profit and an approximate $208,000, or 44%, decrease in revenues in 2009 compared to 2008. Revenues decreased primarily due to a 33%, or 538 unit, decrease in the number of units settled and a 17% decrease in the average settlement price year over year. The decrease in units settled was attributable to a 56%, or 447 unit, lower beginning backlog balance entering 2009 compared to the same period in 2008 coupled with a 25%, or 203 unit, decrease in new orders during the first six months of 2009 as compared to the first six months of 2008. The decrease in the average settlement price was primarily attributable to a 16% lower average price of units in backlog entering 2009 compared to the same period in 2008, coupled with a 16% decline in the average sales price of new orders for the first six months of 2009 as compared to the same period in 2008. Gross profit margins increased to 13.9% in 2009 from 12.8% in 2008. Gross profit margins were favorably impacted by lower contract land deposit impairment charges in 2009 of $5,236, or 200 basis points, compared to $20,081, or 427 basis points, in 2008. This favorable impact on gross profit margins year over year was partially offset by a 12% decline in average new order sales prices in 2009 from 2008, as the South East segment market conditions were more challenging than those seen in our other market segments.

Segment new orders and the average new order sales price decreased 5% and 12%, respectively, in 2009 compared to 2008. New orders have been negatively impacted by a 23% decrease in the average number of active communities year over year. In addition, the challenging market conditions in the South East segment had continued to negatively impact both new orders and new order sales prices. We believe new orders were favorably impacted in 2009 by the federal tax credit for first-time homebuyers and by a decrease in cancellation rates to 15% in 2009 from 29% in 2008.

Homebuilding Segment Reconciliations to Consolidated Homebuilding Operations

In addition to the corporate capital allocation and contract land deposit impairments discussed above, the other reconciling items between homebuilding segment profit and homebuilding consolidated profit before tax include unallocated corporate overhead (which includes all management incentive compensation), stock option compensation expense, goodwill and intangible asset impairment charges, consolidation adjustments and external corporate interest expense. Our overhead functions, such as accounting, treasury, human resources, etc., are centrally performed and the costs are not allocated to our operating segments. Consolidation adjustments consist of such items to convert the reportable segments' results, which are predominantly maintained on a cash basis, to a full accrual basis for external financial statement presentation purposes, and are not allocated to our operating segments. Likewise, stock option compensation expense and goodwill and intangible asset impairment charges are not charged to the operating segments. External corporate interest expense is primarily comprised of interest charges on our senior notes, and is not charged to the operating segments because the charges are included in the corporate capital allocation discussed above.

	Year Ended December 31,		
	2010	2009	2008
Homebuilding Consolidated Gross Profit:			
Homebuilding Mid Atlantic	$ 338,586	$ 307,525	$ 294,699
Homebuilding North East	48,528	42,282	46,607
Homebuilding Mid East	109,579	85,931	104,761
Homebuilding South East	41,074	36,490	60,173
Consolidation adjustments and other (1)	4,699	25,506	(48,548)
Consolidated homebuilding gross profit	$ 542,466	$ 497,734	$ 457,692

	Year Ended December 31,		
	2010	2009	2008
Homebuilding Consolidated Profit Before Tax:			
Homebuilding Mid Atlantic	$ 209,496	$ 185,861	$ 103,690
Homebuilding North East	25,090	19,572	13,182
Homebuilding Mid East	56,882	38,012	39,643
Homebuilding South East	10,870	7,384	7,904
Reconciling items:			
Contract land deposit impairment reserve (2)	16,206	42,939	(41,134)
Equity-based compensation expense (3)	(50,357)	(43,495)	(38,681)
Corporate capital allocation (4)	65,971	61,753	108,509
Unallocated corporate overhead (5)	(55,992)	(44,103)	(52,696)
Consolidation adjustments and other	15,848	4,970	24,437
Impairment of goodwill and intangible assets (6)	-	-	(11,686)
Corporate interest expense	(4,546)	(9,810)	(12,417)
Reconciling items sub-total	(12,870)	12,254	(23,668)
Homebuilding consolidated profit before taxes	$ 289,468	$ 263,083	$ 140,751

(1) The year over year variances in consolidation adjustments and other relates primarily to changes to the contract land deposit impairment reserve, which are not allocated to the reportable segments.

(2) This item represents changes to the contract land deposit impairment reserve, which are not allocated to the reportable segments. During both 2010 and 2009, unallocated reserves decreased from the respective prior years primarily as a result of charging previously reserved land impairments to the operating segments and certain recoveries of deposits previously determined to be impaired.

(3) The increase in equity-based compensation expense in 2010 compared to the prior year was primarily due to the granting of non-qualified stock options and restricted share units from the 2010 Equity Incentive Plan in the current year. The current year increase in stock based compensation expense was partially offset by an approximate $7,000 pre-tax reversal of stock-based compensation expense attributable to an adjustment of our option forfeiture estimates based on our actual forfeiture experience.

(4) This item represents the elimination of the corporate capital allocation charge included in the respective homebuilding reportable segments. The corporate capital allocation charge is based on the segment's monthly average asset balance, and is as follows for the years presented:

	Year Ended December 31,		
	2010	2009	2008
Homebuilding Mid Atlantic	$ 44,758	$ 40,765	$ 73,042
Homebuilding North East	5,926	6,473	10,081
Homebuilding Mid East	9,657	8,863	12,902
Homebuilding South East	5,630	5,652	12,484
Total	$ 65,971	$ 61,753	$ 108,509

(5) The increases in unallocated corporate overhead in 2010 from 2009 is attributable to increased personnel levels year over year and to higher management incentive costs as the 2009 incentive plan was limited to a payout of 50% of the maximum bonus opportunity. The decrease in 2009 from 2008 was primarily driven by a reduction in personnel and other overhead costs as part of our focus to size our organization to meet current activity levels.

(6) The 2008 impairment charge relates to the write-off of goodwill and indefinite life intangible assets related to the Company's 2005 acquisition of Rymarc Homes and the goodwill related to the 1997 acquisition of Fox Ridge Homes.

Mortgage Banking Segment

We conduct our mortgage banking activity through NVR Mortgage Finance, Inc. ("NVRM"), a wholly owned subsidiary. NVRM focuses almost exclusively on serving the homebuilding segment's customer base. Following is a table of financial and statistical data for the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
Loan closing volume:			
Total principal	$ 2,219,946	$ 2,060,376	$ 2,351,341
Loan volume mix:			
Adjustable rate mortgages	4%	1%	5%
Fixed-rate mortgages	96%	99%	95%
Operating Profit:			
Segment Profit	$ 35,704	$ 38,138	$ 29,227
Equity-based compensation expense	(2,779)	(2,807)	(2,523)
Mortgage banking income before tax	$ 32,925	$ 35,331	$ 26,704
Capture rate:	90%	91%	85%
Mortgage Banking Fees:			
Net gain on sale of loans	$ 46,225	$ 46,960	$ 38,921
Title services	14,108	12,787	14,581
Servicing fees	801	634	835
	$ 61,134	$ 60,381	$ 54,337

2010 versus 2009

Loan closing volume for the year ended December 31, 2010 increased 8% from 2009. The 2010 increase was primarily attributable to a 7% increase in the number of units closed and a 1% increase in the average loan amount year over year. The increases in the number of units closed and the average loan amount are attributable to the aforementioned increase in the homebuilding segment's number of units settled and the increase in the average settlement prices in 2010 as compared to 2009.

Segment profit for the year ended December 31, 2010 decreased approximately $2,400 from 2009. The decrease in segment profit was primarily attributable to an approximately $5,800 increase in general and administrative expenses. The increase in general and administrative expenses was primarily the result of a $6,000 increase in the provision for loan loss compared to 2009. The $5,800 increase in general and administrative expenses was partially offset by an approximate $2,500 increase in interest income primarily as a result of the change in our loan sale distribution channels (refer to Mortgage Banking-Other section below for additional information).

2009 versus 2008

Loan closing volume for the year ended December 31, 2009 decreased 12% from 2008. The 2009 decrease was primarily attributable to a 7% decrease in the number of units closed and a 6% decrease in the average loan amount year over year. These decreases are attributable to the aforementioned decrease in the homebuilding segment's number of units settled and the decrease in the average settlement prices in 2009 as compared to 2008. The aforementioned decrease in builder settlements in 2009 compared to 2008, was partially offset by a 6 percentage point increase in the number of loans closed by NVRM for our homebuyers who obtain a mortgage to purchase the home ("Capture Rate"), which increased to 91% for the period ended December 31, 2009, compared to 85% for the same period in 2008.

Segment profit for the year ended December 31, 2009 increased approximately $8,900 from 2008. The increase was partially attributable to an approximate $6,000 increase in mortgage banking fees, which was primarily the result of a decrease in incentives. The increase was partially offset by a decrease in fees attributable to the aforementioned decrease in closed loan volume. The increase in mortgage banking fees for the year ended December 31, 2009 was also partially attributable to an approximate $440 increase in unrealized income from the fair value measurement of our locked loan commitments, forward mortgage-backed securities sales, and closed loans held for sale, which is included in mortgage banking fees. The fair value calculations are classified as Level 2 observable inputs as defined by GAAP (refer to Note 11, in the accompanying consolidated financial statements for additional information). The aforementioned fair value measurements will be impacted in the future by the change in the value of the servicing rights and the change in volume and product mix of our closed loans and locked loan commitments.

The increase in segment profit for the year ended December 31, 2009 was also partially attributable to an approximate $4,400 decrease in general and administrative expenses compared to the same period for 2008. The decrease in general and administrative expenses was primarily the result of a decrease in salary and other personnel costs primarily as the result of an approximate 24% decrease in staffing compared to the same period for 2008.

Mortgage Banking – Other

We sell all of the loans we originate into the secondary mortgage market. Insofar as we underwrite our originated loans to the standards and specifications of the ultimate investor, we have no further financial obligations from the issuance of loans, except in certain limited instances where early payment default occurs. Those underwriting standards are typically equal to or more stringent than the underwriting standards required by FNMA, VA and FHA. NVRM has always maintained an allowance for losses on mortgage loans originated that reflects our judgment of the present loss exposure in the loans that we have originated and sold. The allowance is calculated based on an analysis of historical experience and anticipated losses on mortgages held for investment, real estate owned, and specific expected loan repurchases or indemnifications. For the period January 1, 2005 to December 31, 2010, we have originated approximately $17,200,000 of mortgage loans and have cumulative actual charges incurred related to mortgage indemnifications and repurchases of approximately $5,400 during that period. It has been reported that investors have become increasingly aggressive in looking for any type of underwriting deficiency incurred on loans that have gone into default to force the seller or the originator of the loans to assume any losses incurred on the defaulted loans. We have not experienced an abnormal increase in the number of loans that we have been requested to either repurchase or provide indemnification for losses. Because we sell all of our loans and do not service them, there is often a substantial delay between the time that a loan goes into default and the time that the servicer requests us to reimburse them for losses incurred because of the default. We believe that all of the loans that we originate are underwritten to the standards and specifications of the ultimate investor to whom we sell our originated loans. We employ a quality control department to ensure that our underwriting controls are effective, and further assess the underwriting function as part of our assessment of internal controls over financial reporting. At December 31, 2010, we had an allowance for loan losses of approximately $8,200. Although we consider the allowance for loan losses reflected on the December 31, 2010 balance sheet to be adequate, there can be no assurance that this allowance will prove to be adequate to cover losses on loans previously originated.

NVRM continues to manage its interest rate risk by entering into optional or mandatory delivery forward sale contracts to sell whole loans and mortgage-backed securities to broker/dealers to mitigate the effect of the interest rate risk inherent in providing rate lock commitments to our borrowers. However, in April 2010, NVRM changed the method by which we deliver loans into our sale distribution channels in order to increase our profitability. While loans are still typically sold to investors within 30 days of settlement, the change has resulted in loans remaining in inventory for a longer period of time than under our previous loan sale channels. This change has resulted in an increase in the mortgages held for sale balance included in the consolidated balance sheet for December 31, 2010 compared to previous years and in the related interest income.

NVRM is dependent on our homebuilding segment's customers for business. As new orders and selling prices of the homebuilding segment decline, NVRM's operations will also be adversely affected. In addition, the mortgage segment's operating results may be adversely affected in future periods due to the continued tightening and volatility of the credit markets as well as increased regulation of mortgage lending practices.

Seasonality

Overall, we do not experience material seasonal fluctuations in sales, settlements or loan closings.

Effective Tax Rate

Our consolidated effective tax rate in 2010, 2009 and 2008 was 36.1%, 35.6% and 39.75%, respectively. The lower effective tax rates in 2010 and 2009 as compared to 2008 were due to the expiration of certain tax reserves previously established, the amendment of certain prior year federal and state income tax returns that we believe will result in tax refunds, and changes under Internal Revenue Code Section 199, domestic manufacturing deduction, that provides us the ability to obtain a larger tax benefit. In addition, the 2009 effective tax rate was favorably impacted by Mr. Schar relinquishing his Executive Officer role with us in 2009, generating a tax benefit related to compensation expense recorded for certain outstanding option grants held by Mr. Schar that were previously considered to be a permanent non-deductible tax difference.

Recent Accounting Pronouncements Pending Adoption

There have not been any pronouncements issued but not yet implemented that we believe will have a material impact on our financial statements. See Note 1 in the accompanying consolidated financial statements for discussion of pronouncements adopted in 2010.

Liquidity and Capital Resources

Lines of Credit and Notes Payable

Our homebuilding segment has generally provided for its working capital cash requirements using cash generated from operations, a short-term unsecured working capital revolving credit facility and the public debt and equity markets. Effective October 27, 2010, we voluntarily terminated our $300,000 unsecured working capital revolving credit facility which was set to expire on December 6, 2010. We currently do not intend to enter into a new credit facility; however, effective October 27, 2010, we entered into an uncommitted collateralized letter of credit facility to issue letters of credit in our ordinary course of business. See Note 10 in the accompanying consolidated financial statements for further discussion of letters of credit.

Our mortgage subsidiary, NVRM, provides for its mortgage origination and other operating activities using cash generated from operations as well as a revolving mortgage repurchase facility, which is non-recourse to NVR. On July 30, 2010, we renewed and amended our Master Repurchase Agreement dated August 5, 2008 with U.S. Bank National Association, as Agent and representative of itself as a Buyer, and the other Buyers thereto (the "Master Repurchase Agreement") pursuant to a Second Amendment to Master Repurchase Agreement with U.S. Bank National Association, as Agent and representative of itself as Buyer ("Agent"), and the other Buyers thereto (together with the Master Repurchase Agreement, the "Repurchase Agreement"). The purpose of the Repurchase Agreement is to finance the origination of mortgage loans by NVRM. The Repurchase Agreement provides for loan purchases up to $100,000, subject to certain sub limits. In addition, the Repurchase Agreement provides for an accordion feature under which NVRM may request that the aggregate commitments under the Repurchase Agreement be increased to an amount up to $125,000. The Repurchase Agreement expires on August 2, 2011.

Advances under the Repurchase Agreement carry a Pricing Rate based on the LIBOR Rate plus the LIBOR Margin, or the Default Pricing Rate, as determined under the Repurchase Agreement, provided that the Pricing Rate shall not be less than 4.5%. Prior to the July 30, 2010 renewal date, the Pricing Rate was based on LIBOR plus LIBOR Margin, or at NVRM's option, the Balance Funded Rate, which included credit for compensating balances. Under the Repurchase Agreement, we may enter into separate agreements with the Buyers party to the Repurchase Agreement, adjusting the Pricing Rate in effect. These separate agreements do not effect the maximum aggregate commitment available under the Repurchase Agreement. There are several restrictions on purchased loans, including that they cannot be sold to others, they cannot be pledged to anyone other than the agent, and they cannot support any other borrowing or repurchase agreement. The average Pricing Rate on outstanding balances at December 31, 2010 was 4.1%. The average Pricing Rate for amounts outstanding under the previous Repurchase Agreement at December 31, 2009 was 4.1%.

At December 31, 2010, there was $90,338 outstanding under the Repurchase Agreement, which is included in the mortgage banking segment's "Note payable" in the accompanying consolidated balance sheet. Amounts outstanding under the Repurchase Agreement are collateralized by the our mortgage loans held for sale, which are included in assets in the December 31, 2010 balance sheet in the accompanying consolidated financial statements. There were no borrowing base limitations at December 31, 2010.

The Repurchase Agreement contains various affirmative and negative covenants with which NVRM must comply. The negative covenants include among others, certain limitations on transactions involving acquisitions, mergers, the incurrence of debt, sale of assets and creation of liens upon any of its Mortgage Notes. Additional covenants include (i) a tangible net worth requirement, (ii) a minimum liquidity requirement, (iii) a minimum tangible net worth ratio, (iv) a minimum net income requirement, and (v) a maximum leverage ratio requirement. We were in compliance with all covenants under the Repurchase Agreement at December 31, 2010.

On June 17, 2003, we completed an offering, at par, for $200,000 of 5% Senior Notes due 2010 (the "Senior Notes") under a shelf registration statement filed in 1998 with the Securities and Exchange Commission (the "SEC"). The Senior Notes bore interest at 5%, payable semi-annually in arrears on June 15 and December 15. Upon their maturity on June 15, 2010, we redeemed the remaining $133,370 in outstanding Senior Notes upon maturity at par.

On September 8, 2008, we filed a shelf registration statement (the "2008 Shelf Registration") with the SEC to register for future offer and sale an unlimited amount of debt securities, common shares, preferred shares, depositary shares representing preferred shares and warrants. We expect to use the proceeds received from future offerings, if any, issued under the 2008 Shelf Registration for general corporate purposes. This discussion of NVR's shelf registration capacity does not constitute an offer of any securities for sale.

Equity Repurchases

In addition to funding growth in our homebuilding and mortgage banking operations, we historically have used a substantial portion of our excess liquidity to repurchase outstanding shares of our common stock in open market and privately negotiated transactions. This ongoing repurchase activity is conducted pursuant to publicly announced Board authorizations, and is typically executed in accordance with the safe-harbor provisions of Rule 10b-18 promulgated under the Securities and Exchange Act of 1934, as amended. In addition, the Board resolutions authorizing us to repurchase shares of our common stock specifically prohibit us from purchasing shares from our officers, directors, Profit Sharing/401K Plan Trust or Employee Stock Ownership Plan Trust. The repurchase program assists us in accomplishing our primary objective, creating increases in shareholder value. See Part II, Item 5 of this Form 10-K for disclosure of amounts repurchased during the fourth quarter of 2010. For the year ended December 31, 2010, we repurchased 644,562 shares of our common stock at an aggregate purchase price of $417,079. As of December 31, 2010, we had $109,200 available under a $300,000 board approved repurchase authorization.

Cash Flows

For the year ended December 31, 2010, cash and cash equivalents decreased by $56,400. Net cash provided by operating activities was $55,388. Cash was provided primarily by homebuilding operations and was used to fund increases to contract land deposits. The presentation of operating cash flows was reduced by $63,558, which is the amount of the excess tax benefit realized from the exercise of stock options and deferred compensation during 2010 and credited directly to additional paid in capital. Investing activities provided net cash of $212,440, primarily due to the net redemption of $219,535 in marketable securities at maturity during the year. Net cash used by financing activities was $324,228. During 2010, we repurchased 644,562 shares of our common stock at an aggregate purchase price of $417,079 under our ongoing common stock repurchase program as discussed above. In addition, we redeemed the remaining outstanding 5% Senior Notes due 2010, totaling $133,370, upon their maturity on June 15, 2010. Stock option exercise activity during 2010 provided $77,492 in exercise proceeds and we realized $63,558 in excess income tax benefits from the exercise of stock options and deferred compensation plan distributions. We also increased net borrowings under the mortgage warehouse facility by $77,579 due to a change in the distribution channel for the sale of mortgage loans closed, as discussed previously in the Mortgage Banking Segment discussion.

In 2009, cash and cash equivalents increased by approximately $102,500. Operating activities provided cash of $241,642. Cash was provided primarily by homebuilding operations and by an approximate $32,400 decrease in mortgage loans held for sale. The presentation of operating cash flows was reduced by approximately $66,400, which is the amount of the excess tax benefit realized from the exercise of stock options and deferred compensation during the period and credited directly to additional paid in capital. Net cash used for investing activities during 2009 was $221,617 for the year ended December 31, 2009, which primarily resulted from the net purchase of marketable securities during 2009. The marketable securities, which were debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies, were classified as held-to-maturity securities and matured within one year. Net cash provided by financing activities during 2009 was $82,482. Financing cash flow was favorably impacted by approximately $78,500 of proceeds from the exercise of stock options and deferred compensation and the realization of approximately $66,400 in excess income tax benefits from the exercise of stock options. Cash was used by financing activities to reduce net borrowings under the mortgage warehouse facility by approximately $32,200 and we repurchased $29,950 of our 5% Senior Notes due 2010, at par during 2009.

In 2008, cash and cash equivalents increased by approximately $483,000. Operating activities provided cash of $462,361. Cash was provided primarily by homebuilding operations and a reduction in our homebuilding inventories of approximately $288,000 due to a reduction in the number of homes under construction at the end of 2008 as compared to the same period in 2007. Operating cash flow was reduced by a decrease in our customer deposits of approximately $66,000. The presentation of operating cash flows was also reduced by approximately $50,000, which is the amount of the excess tax benefit realized from the exercise of stock options during the period and credited directly to additional paid in capital. Cash used for investing activities of $5,498 in 2008, was used primarily for property and equipment purchases. Financing activities in 2008 provided $26,571 due primarily to proceeds from the exercise of stock options of approximately $52,000 and the realization of approximately $50,000 in excess income tax benefits from the exercise of stock options. Cash was used in financing activities to reduce net borrowings under the mortgage warehouse facility by approximately $39,000 and to repurchase $36,680 of our 5% Senior Notes due 2010 at a cost of approximately $36,400.

At December 31, 2010, 2009 and 2008, the homebuilding segment had restricted cash of approximately $22,889, $4,600 and $4,500, respectively. The increase in restricted cash in 2010 is primarily attributable to holding requirements related to outstanding letters of credit issued under our letter of credit agreement as discussed further in Note 10 in the accompanying consolidated financial statements. In addition, restricted cash relates to customer deposits for certain home sales.

We believe that our current cash holdings, cash generated from operations and borrowings available under our mortgage repurchase agreement and the public debt and equity markets will be sufficient to satisfy near and long term cash requirements for working capital and debt service in both our homebuilding and mortgage banking operations.

Off Balance Sheet Arrangements

Lot Acquisition Strategy

We generally do not engage in land development. Instead, we typically acquire finished building lots at market prices from various land developers under fixed price purchase agreements that require deposits that may be forfeited if we fail to perform under the agreement. The deposits required under the purchase agreements are in the form of cash or letters of credit in varying amounts and represent a percentage, typically ranging up to 10%, of the aggregate purchase price of the finished lots.

We believe that our lot acquisition strategy reduces the financial requirements and risks associated with direct land ownership and land development. We may, at our option, choose for any reason and at any time not to perform under these purchase agreements by delivering notice of our intent not to acquire the finished lots under contract. Our sole legal obligation and economic loss for failure to perform under these purchase agreements is limited to the amount of the deposit pursuant to the liquidated damage provision contained within the purchase agreements. We do not have any financial guarantees or completion obligations and we typically do not guarantee lot purchases on a specific performance basis under these purchase agreements.

At December 31, 2010, we controlled approximately 50,400 lots with an aggregate purchase price of approximately $4,600,000, by making or committing to make deposits of approximately $180,900 in the form of cash and letters of credit. Our entire risk of loss pertaining to the aggregate purchase price contractual commitment resulting from our non-performance under the contracts is limited to the $180,900 deposit. Of the $180,900 deposit total, approximately $174,300 is in cash and approximately $6,600 is in letters of credit which have been issued as of December 31, 2010. Subsequent to December 31, 2010, we will pay approximately $43,200 in additional deposits assuming that contractual development milestones are met by the developers (see Contractual Obligations section below). As of December 31, 2010, we had recorded an impairment valuation allowance of approximately $73,500 related to the cash deposits currently outstanding. Please refer to Note 1 in the accompanying consolidated financial statements for a further discussion of the contract land deposits and Note 3 in the accompanying consolidated financial statements for a description of our lot acquisition strategy in relation to our accounting related to the consolidation of variable interest entities.

Bonds and Letters of Credit

We enter into bond or letter of credit arrangements with local municipalities, government agencies, or land developers to collateralize our obligations under various contracts. We had approximately $38,300 of contingent obligations under such agreements as of December 31, 2010 (inclusive of the $6,600 of lot acquisition deposits in the form of letters of credit discussed above). We believe we will fulfill our obligations under the related contracts and do not anticipate any material losses under these bonds or letters of credit.

Mortgage Commitments and Forward Sales

In the normal course of business, our mortgage banking segment enters into contractual commitments to extend credit to buyers of single-family homes with fixed expiration dates. The commitments become effective when the borrowers "lock-in" a specified interest rate within time frames established by us. All mortgagors are evaluated for credit worthiness prior to the extension of the commitment. Market risk arises if interest rates move adversely between the time of the "lock-in" of rates by the borrower and the sale date of the loan to a broker/dealer. To mitigate the effect of the interest rate risk inherent in providing rate lock commitments to borrowers, we enter into optional or mandatory delivery forward sale contracts to sell whole loans and mortgage-backed securities to broker/dealers. The forward sale contracts lock in an interest rate and price for the sale of loans similar to the specific rate lock commitments. We do not engage in speculative or trading derivative activities. Both the rate lock commitments to borrowers and the forward sale contracts to broker/dealers are undesignated derivatives, and, accordingly, are marked to fair value through earnings. At December 31, 2010, there were contractual commitments to extend credit to borrowers aggregating $96,265 and open forward delivery contracts aggregating $262,839. Please refer to Note 11 in the accompanying consolidated financial statements for a description of our fair value accounting.

Contractual Obligations

Our fixed, non-cancelable obligations as of December 31, 2010, were as follows:

	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt (a)	$ 90,338	$ 90,338	$ -	$ -	$ -
Capital leases (b)	2,359	346	1,288	725	-
Operating leases (c)	74,408	19,014	24,020	14,448	16,926
Purchase obligations (d)	43,178	*	*	*	*
Executive Officer employment contracts (e)	9,323	1,863	3,730	3,730	-
Other long-term liabilities (f)	$ 28,963	28,377	586	-	-
Total	$ 248,569	$ 139,938	$ 29,624	$ 18,903	$ 16,926

(a) See Note 6 in the accompanying consolidated financial statements for additional information regarding debt and related matters.

(b) The present value of these obligations is included on the Consolidated Balance Sheets. See Note 6 in the accompanying consolidated financial statements for additional information regarding capital lease obligations.

(c) See Note 10 in the accompanying consolidated financial statements for additional information regarding operating leases.

(d)(*) Amounts represent required payments of forfeitable deposits with land developers under existing, fixed price purchase agreements, assuming that contractual development milestones are met by the developers. We expect to make all payments of these deposits within the next three years, but due to the nature of the contractual development milestones that must be met, we are unable to accurately estimate the portion of the deposit obligation that will be made within one year and that portion that will be made within one to three years.

(e) We have entered into employment agreements with four of our executive officers. Each of the agreements expires on January 1, 2016 and provides for payment of a minimum base salary, which may be increased at the discretion of the Compensation Committee of NVR's Board of Directors (the "Compensation Committee"), and annual incentive compensation of up to 100% of base salary upon achievement of annual performance objectives established by the Compensation Committee. The agreements also provide for payment of severance benefits upon termination of employment, in amounts ranging from $0 to two times the executive officer's then annual base salary, depending on the reason for termination, plus up to $100 in outplacement assistance. Accordingly, total payments under these agreements will vary based on length of service, any future increases to base salaries, annual incentive payments earned, and the reason for termination. The agreements have been reflected in the above table assuming the continued employment of the executive officers for the full term of the respective agreements, and at the executive officers' current base salaries. The above balances do not include any potential annual incentive compensation. The actual amounts paid could differ from that presented.

(f) Amounts represent payments due under incentive compensation plans and are included on the Consolidated Balance Sheet, approximately $2,900 of which is recorded in the Mortgage Banking accounts payable and other liabilities line item.

Critical Accounting Policies

General

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. We continually evaluate the estimates we use to prepare the consolidated financial statements and update those estimates as necessary. In general, our estimates are based on historical experience, on information from third party professionals, and other various assumptions that are believed to be reasonable under the facts and circumstances. Actual results could differ materially from those estimates made by management.

Homebuilding Inventory

The carrying value of inventory is stated at the lower of cost or market value. Cost of lots and completed and uncompleted housing units represent the accumulated actual cost of the units. Field construction supervisors' salaries and related direct overhead expenses are included in inventory costs. Interest costs are not capitalized into inventory, with the exception of land under development. Upon settlement, the cost of the unit is expensed on a specific identification basis. Cost of manufacturing materials is determined on a first-in, first-out basis.

Sold inventory is evaluated for impairment based on the contractual selling price compared to the total estimated cost to construct. Unsold inventory is evaluated for impairment by analyzing recent comparable sales prices within the applicable community compared to the costs incurred to date plus the expected costs to complete. Any calculated impairments are recorded immediately.

Land Under Development and Contract Land Deposits

Land Under Development

On a very limited basis, we directly acquire raw parcels of land already zoned for its intended use to develop into finished lots. Land under development includes the land acquisition costs, direct improvement costs, capitalized interest, where applicable, and real estate taxes.

Land under development, including the land under development held by our unconsolidated joint ventures and the related joint venture investments, is reviewed for potential write-downs when impairment indicators are present. In addition to considering market and economic conditions, we assess land under development impairments on a community-by-community basis, analyzing, as applicable, current sales absorption levels, recent sales' gross profit, and the dollar differential between the projected fully-developed cost of the lots and the current market price for lots. If indicators of impairment are present for a community, we perform an analysis to determine if the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts, and if so, impairment charges are required to be recorded if the fair value of such assets is less than their carrying amounts. For those assets deemed to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds the fair value of the assets. Our determination of fair value is primarily based on discounting the estimated future cash flows at a rate commensurate with the inherent risks associated with the asset and related estimated cash flow streams. We do not believe that any of the land under development, all of which was acquired during 2010, is impaired at this time. However, there can be no assurance that we will not incur impairment charges in the future due to unanticipated adverse changes in the economy or other events adversely affecting specific markets or the homebuilding industry.

Contract Land Deposits

We purchase finished lots under fixed price purchase agreements that require deposits that may be forfeited if we fail to perform under the contract. The deposits are in the form of cash or letters of credit in varying amounts and represent a percentage of the aggregate purchase price of the finished lots.

We maintain an allowance for losses on contract land deposits that reflects our judgment of the present loss exposure in the existing contract land deposit portfolio at the end of the reporting period. To analyze contract land deposit impairments, we utilize a loss contingency analysis that is conducted each quarter. In addition to considering market and economic conditions, we assess contract land deposit impairments on a community-by-community basis pursuant to the purchase contract terms, analyzing, as applicable, current sales absorption levels, recent sales' gross profit, the dollar differential between the contractual purchase price and the current market price for lots, a developer's financial stability, a developer's financial ability or willingness to reduce lot prices to current market prices, and the contract's default status by either us or the developer along with an analysis of the expected outcome of any such default.

Our analysis is focused on whether we can sell houses profitably in a particular community in the current market with which we are faced. Because we don't own the finished lots on which we had placed a contract land deposit, if the above analysis leads to a determination that we can't sell homes profitably at the current contractual lot price, we then determine whether we will elect to default under the contract, forfeit our deposit and terminate the contract, or whether we will attempt to restructure the lot purchase contract, which may require us to forfeit the deposit to obtain contract concessions from a developer. We also assess whether an impairment is present due to collectability issues resulting from a developer's non-performance because of financial or other conditions.

Although we consider the allowance for losses on contract land deposits reflected on the December 31, 2010 balance sheet to be adequate (see Note 1 to the accompanying consolidated financial statements included herein), there can be no assurance that this allowance will prove to be adequate over time to cover losses due to unanticipated adverse changes in the economy or other events adversely affecting specific markets or the homebuilding industry.

Intangible Assets

Reorganization value in excess of identifiable assets ("excess reorganization value") is an indefinite life intangible asset that was created upon our emergence from bankruptcy on September 30, 1993. Based on the allocation of our reorganization value, the portion of our reorganization value which was not attributed to specific tangible or intangible assets has been reported as excess reorganization value, which is treated similarly to goodwill. Excess reorganization value is not subject to amortization. Rather, excess reorganization value is subject to an impairment assessment on an annual basis or more frequently if changes in events or circumstances indicate that impairment may have occurred. Because excess reorganization value was based on the reorganization value of our entire enterprise upon bankruptcy emergence, the impairment assessment is conducted on an enterprise basis based on the comparison of our total equity compared to the market value of our outstanding publicly-traded common stock. We do not believe that excess reorganization value is impaired at this time. However, changes in strategy or continued adverse changes in market conditions could impact this judgment and require an impairment loss to be recognized if our book value, including excess reorganization value, exceeds the fair value.

Warranty/Product Liability Accruals

Warranty and product liability accruals are established to provide for estimated future costs as a result of construction and product defects, product recalls and litigation incidental to our business. Liability estimates are determined based on our judgment considering such factors as historical experience, the likely current cost of corrective action, manufacturers' and subcontractors' participation in sharing the cost of corrective action, consultations with third party experts such as engineers, and evaluations by our General Counsel and outside counsel retained to handle specific product liability cases. Although we consider the warranty and product liability accrual reflected on the December 31, 2010 balance sheet to be adequate (see Note 10 to the accompanying consolidated financial statements included herein), there can be no assurance that this accrual will prove to be adequate over time to cover losses due to increased costs for material and labor, the inability or refusal of manufacturers or subcontractors to financially participate in corrective action, unanticipated adverse legal settlements, or other unanticipated changes to the assumptions used to estimate the warranty and product liability accrual.

Stock-Based Compensation Expense

Compensation costs related to our stock based compensation plans are recognized within our income statement. The costs recognized are based on the grant date fair value. Compensation cost for share-based grants is recognized on a straight-line basis over the requisite service period for the entire award (from the date of grant through the period of the last separately vesting portion of the grant).

We calculate the fair value of our non-publicly traded, employee stock options using the Black-Scholes option-pricing model. While the Black-Scholes model is a widely accepted method to calculate the fair value of options, its results are dependent on input variables, two of which, expected term and expected volatility, are significantly dependent on management's judgment. We have concluded that our historical exercise experience is the best estimate of future exercise patterns to determine an option's expected term. To estimate expected volatility, we analyze the historical volatility of our common stock over a period equal to the option's expected term. Changes in management's judgment of the expected term and the expected volatility could have a material effect on the grant-date fair value calculated and expensed within the income statement. In addition, we are required to estimate future grant forfeitures when considering the amount of stock-based compensation costs to record. We have concluded that our historical forfeiture rate is the best measure to base our estimate of future forfeitures of equity-based compensation grants. However, there can be no assurance that our future forfeiture rate will not be materially higher or lower than our historical forfeiture rate, which would affect the aggregate cumulative compensation expense recognized.

Mortgage Loan Loss Allowance

We originate several different loan products to our customers to finance the purchase of their home. We sell all of the loans we originate into the secondary mortgage market generally within 30 days from origination. All of the loans that we originate are underwritten to the standards and specifications of the ultimate investor. Those underwriting standards are typically equal to or more stringent than the underwriting standards required by FNMA, VA and FHA. Insofar as we underwrite our originated loans to those standards, we bear no increased concentration of credit risk from the issuance of loans, except in certain limited instances where early payment default occurs. We employ a quality control department to ensure that our underwriting controls are effectively operating, and further assess the underwriting function as part of our assessment of internal controls over financial reporting. We maintain an allowance for losses on mortgage loans originated that reflects our judgment of the present loss exposure in the loans that we have originated and sold. The allowance is calculated based on an analysis of historical experience and anticipated losses on mortgages held for investment, real estate owned, and specific expected loan repurchases or indemnifications. Although we consider the allowance for loan losses reflected on the December 31, 2010 balance sheet to be adequate (see Note 12 to the accompanying consolidated financial statements included herein), there can be no assurance that this allowance will prove to be adequate over time to cover losses due to unanticipated changes to the assumptions used to estimate the mortgage loan loss allowance.

Impact of Inflation, Changing Prices and Economic Conditions

See Risk Factors included in Item 1A herein. See also the discussion above under Overview of Current Business Environment.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk.

Market risk is the risk of loss arising from adverse changes in market prices and interest rates. Our market risk arises from interest rate risk inherent in our financial instruments. Interest rate risk results from the possibility that changes in interest rates will cause unfavorable changes in net income or in the value of interest rate-sensitive assets, liabilities and commitments. Lower interest rates tend to increase demand for mortgage loans for home purchasers, while higher interest rates make it more difficult for potential borrowers to purchase residential properties and to qualify for mortgage loans. We have no market rate sensitive instruments held for speculative or trading purposes.

Our mortgage banking segment is exposed to interest rate risk as it relates to its lending activities. The mortgage banking segment originates mortgage loans, which are sold through either optional or mandatory forward delivery contracts into the secondary markets. All of the mortgage banking segment's loan portfolio is held for sale and subject to forward sale commitments. NVRM also sells all of its mortgage servicing rights on a servicing released basis.

NVRM generates operating liquidity primarily through the mortgage Repurchase Agreement, which provides for loan repurchases up to $100,000, subject to certain sub limits. The Repurchase Agreement is used to fund NVRM's mortgage origination activities. Advances under the Repurchase Agreement carry a Pricing Rate based on the LIBOR Rate plus the LIBOR Margin, or the Default Pricing Rate, as determined under the Repurchase Agreement, provided that the Pricing Rate shall not be less than 4.5%. Under the Repurchase Agreement, we may enter into separate agreements with the Buyers party to the Repurchase Agreement, adjusting the Pricing Rate in effect. The average Pricing Rate on outstanding balances at December 31, 2010 was 4.1%.

The following table represents the contractual balances of our on-balance sheet financial instruments at the expected maturity dates, as well as the fair values of those on-balance sheet financial instruments at December 31, 2010. The expected maturity categories take into consideration the actual and anticipated amortization of principal and do not take into consideration the reinvestment of cash or the refinancing of existing indebtedness. Because we sell all of the mortgage loans we originate into the secondary markets, we have made the assumption that the portfolio of mortgage loans held for sale will mature in the first year. Consequently, advances outstanding under the Repurchase Agreement are also assumed to mature in the first year.

Maturities (000's)

	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value
Mortgage banking segment								
Interest rate sensitive assets:								
Mortgage loans held for sale	$ 181,697	-	-	-	-	-	$ 181,697	$ 177,244
Average interest rate	4.2%	-	-	-	-	-	4.2%	
Interest rate sensitive liabilities:								
Variable rate repurchase agreement	$ 90,338	-	-	-	-	-	$ 90,338	$ 90,338
Average interest rate (a)	4.1%	-	-	-	-	-	4.1%	
Other:								
Forward trades of mortgage-backed securities (b)	$ 4,904	-	-	-	-	-	$ 4,904	$ 4,904
Forward loan commitments (b)	557	-	-	-	-	-	557	557
Homebuilding segment								
Interest rate sensitive assets:								
Interest-bearing deposits	$ 1,163,623	-	-	-	-	-	$ 1,163,623	$ 1,163,623
Average interest rate	0.3%	-	-	-	-	-	0.3%	
Interest rate sensitive liabilities:								
Fixed rate obligations	$ 346	$ 644	$ 644	$ 669	$ 56	$ -	$ 2,359	$ 2,359
Average interest rate	13.1%	13.2%	13.3%	13.9%	14.1%		13.2%	

(a) Average interest rate is net of credits received for compensating cash balances.
(b) Represents the fair value recorded pursuant to ASC 815, *Derivatives and Hedging*.

Item 8. Financial Statements and Supplementary Data.

The financial statements listed in Item 15 are filed as part of this report and are incorporated herein by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, an evaluation was performed under the supervision and with the participation of our management, including the principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934.

Based on that evaluation, the principal executive officer and principal financial officer concluded that the design and operation of these disclosure controls and procedures as of December 31, 2010 were effective to provide reasonable assurance that information required to be disclosed in our reports under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

There have been no changes in our internal controls over financial reporting identified in connection with the evaluation referred to above that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control – Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2010. Our internal control over financial reporting as of December 31, 2010 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their attestation report which is included herein.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers, and Corporate Governance.

Item 10 is hereby incorporated by reference to our Proxy Statement expected to be filed with the Securities and Exchange Commission on or prior to April 30, 2011. Reference is also made regarding our executive officers to "Executive Officers of the Registrant" following Item 4 of Part I of this report.

Item 11. Executive Compensation.

Item 11 is hereby incorporated by reference to our Proxy Statement expected to be filed with the Securities and Exchange Commission on or prior to April 30, 2011.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Security ownership of certain beneficial owners and management is hereby incorporated by reference to our Proxy Statement expected to be filed with the Securities and Exchange Commission on or prior to April 30, 2011.

Equity Compensation Plan Information

The table below sets forth information as of the end of our 2010 fiscal year for (i) all equity compensation plans approved by our shareholders and (ii) all equity compensation plans not approved by our shareholders:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders (1)	533,638	$ 469.99	270,247
Equity compensation plans not approved by security holders	669,514	$ 458.02	-
Total	1,203,152	$ 463.33	270,247

(1) This category includes the restricted share units ("RSUs") authorized by the 2010 Equity Incentive Plan, which was approved by our shareholders at the May 4, 2010 Annual Meeting. At December 31, 2010, there are 149,727 RSUs outstanding, issued at a $0 exercise price. Of the total 270,247 shares remaining available for future issuance, up to 90,273 may be issued as RSUs.

Equity compensation plans approved by our shareholders include the NVR, Inc. Management Long-Term Stock Option Plan; the NVR, Inc. 1998 Management Long-Term Stock Option Plan; the 1998 Directors' Long-Term Stock Option Plan; and the 2010 Equity Incentive Plan. The only equity compensation plan that was not approved by our shareholders is the NVR, Inc. 2000 Broadly-Based Stock Option Plan. See Note 9 in the accompanying consolidated financial statements for a description of each of our equity compensation plans.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Item 13 is hereby incorporated by reference to our Proxy Statement expected to be filed with the Securities and Exchange Commission on or prior to April 30, 2011.

Item 14. Principal Accountant Fees and Services.

Item 14 is hereby incorporated by reference to our Proxy Statement expected to be filed with the Securities and Exchange Commission on or prior to April 30, 2011.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

The following documents are filed as part of this report:

1. **Financial Statements**
   NVR, Inc. - Consolidated Financial Statements
   Reports of Independent Registered Public Accounting Firm
   Consolidated Balance Sheets
   Consolidated Statements of Income
   Consolidated Statements of Shareholders' Equity
   Consolidated Statements of Cash Flows
   Notes to Consolidated Financial Statements

2. **Exhibits**

Exhibit Number	*Description*
3.1	Restated Articles of Incorporation of NVR, Inc. ("NVR"). Filed herewith.
3.2	Bylaws, as amended, of NVR, Inc. Filed herewith.
4.1	Indenture dated as of April 14, 1998 between NVR, as issuer and the Bank of New York as trustee. Filed as Exhibit 4.3 to NVR's Current Report on Form 8-K filed April 23, 1998 and incorporated herein by reference.
4.2	Form of Note (included in Indenture filed as Exhibit 4.1).
10.1*	Employment Agreement between NVR, Inc. and Paul C. Saville dated December 21, 2010. Filed as Exhibit 10.1 to NVR's Form 8-K filed on December 21, 2010 and incorporated herein by reference.
10.2*	Employment Agreement between NVR, Inc. and Dennis M. Seremet dated December 21, 2010. Filed as Exhibit 10.2 to NVR's Form 8-K filed on December 21, 2010 and incorporated herein by reference.
10.3*	Employment Agreement between NVR, Inc. and Robert A. Goethe dated December 21, 2010. Filed as Exhibit 10.3 to NVR's Form 8-K filed on December 21, 2010 and incorporated herein by reference.

10.4* Employment Agreement between NVR, Inc. and Robert W. Henley dated December 21, 2010. Filed as Exhibit 10.4 to NVR's Form 8-K filed on December 21, 2010 and incorporated herein by reference.

10.5* Profit Sharing Plan of NVR, Inc. and Affiliated Companies. Filed as Exhibit 4.1 to NVR's Registration Statement on Form S-8 (No. 333-29241) filed June 13, 1997 and incorporated herein by reference.

10.6* Employee Stock Ownership Plan of NVR, Inc. Incorporated by reference to NVR's Annual Report on Form 10-K/A for the year ended December 31, 1994.

10.7* NVR, Inc. 1998 Management Long-Term Stock Option Plan. Filed as Exhibit 4 to NVR's Registration Statement on Form S-8 (No. 333-79951) filed June 4, 1999 and incorporated herein by reference.

10.8* NVR, Inc. 1998 Directors' Long-Term Stock Option Plan. Filed as Exhibit 4 to NVR's Registration Statement on Form S-8 (No. 333-79949) filed June 4, 1999 and incorporated herein by reference.

10.09* NVR, Inc. Management Long-Term Stock Option Plan. Filed as Exhibit 99.3 to NVR's Registration Statement on Form S-8 (No. 333-04975) filed May 31, 1996 and incorporated herein by reference.

10.10* NVR, Inc. 2000 Broadly-Based Stock Option Plan. Filed as Exhibit 99.1 to NVR's Registration Statement on Form S-8 (No. 333-56732) filed March 8, 2001 and incorporated herein by reference.

10.11* NVR, Inc. Nonqualified Deferred Compensation Plan. Filed as Exhibit 10.1 to NVR's Form 8-K filed on December 16, 2005 and incorporated herein by reference.

10.12* Description of the Board of Directors' compensation arrangement. Filed as Exhibit 10.27 to NVR's Annual Report on Form 10-K for the period ended December 31, 2004 and incorporated herein by reference.

10.13* The NVR, Inc. 2010 Equity Incentive Plan. Filed as exhibit 10.1 to NVR's Form S-8 filed on May 4, 2010 and incorporated herein by reference.

10.14* The Form of Non-Qualified Stock Option Agreement (Management grants) under the NVR, Inc. 2010 Equity incentive Plan. Filed as exhibit 10.1 to NVR's Form 8-K filed on May 6, 2010 and incorporated herein by reference.

10.15* The Form of Non-Qualified Stock Option Agreement (Director grants) under the NVR, Inc. 2010 Equity incentive Plan. Filed as exhibit 10.2 to NVR's Form 8-K filed on May 6, 2010 and incorporated herein by reference.

10.16* The Form of Restricted Share Units Agreement (Management grants) under the NVR, Inc. 2010 Equity incentive Plan. Filed as exhibit 10.3 to NVR's Form 8-K filed on May 6, 2010 and incorporated herein by reference.

10.17* The Form of Restricted Share Units Agreement (Director grants) under the NVR, Inc. 2010 Equity incentive Plan. Filed as exhibit 10.4 to NVR's Form 8-K filed on May 6, 2010 and incorporated herein by reference.

10.18 Director Resignation Agreement with all Class II director nominees and current Class I directors, dated February 22, 2010. Filed as Exhibit 10.1 to NVR's Form 8-K filed February 23, 2010 and incorporated herein by reference.

10.19* The Form of Non-Qualified Stock Option Agreement under the NVR, Inc. 2000 Broadly Based Stock Option Plan. Filed as Exhibit 10.1 to NVR's Form 8-K filed January 3, 2008 and incorporated herein by reference.

10.20* The Form of Non-Qualified Stock Option Agreement under the 1998 Directors' Long-Term Stock Option Plan. Filed as Exhibit 10.34 to NVR's Annual Report on Form 10-K for the period ended December 31, 2007 and incorporated herein by reference.

10.21 Repurchase Agreement dated August 5, 2008 among NVR Finance and U.S. Bank National Association, as Agent, and other lenders party thereto. Filed as Exhibit 10.1 to NVR's Form 8-K filed on August 8, 2008 and incorporated herein by reference.

10.22* Summary of 2011 Named Executive Officer annual incentive compensation plan. Filed herewith.

10.23 First Amendment to Repurchase Agreement dated August 5, 2008 among NVR Finance and U.S. Bank National Association, as agent and a Buyer, and the other Buyers. Filed as Exhibit 10.1 to NVR's Form 8-K filed August 7, 2009 and incorporated herein by reference.

10.24 Second Amendment to Master Repurchase Agreement dated July 30, 2010 among U.S. Bank National Association, as Agent and a Buyer, the other Buyers party hereto and NVR Mortgage Finance, Inc., as Seller. Filed as Exhibit 10.6 to NVR's Quarterly report on Form 10-Q for the Quarter ended June 30, 2010 and incorporated herein by reference.

21 NVR, Inc. Subsidiaries. Filed herewith.

23 Consent of KPMG LLP (Independent Registered Public Accounting Firm). Filed herewith.

31.1 Certification of NVR's Chief Executive Officer pursuant to Rule 13a-14(a). Filed herewith.

31.2 Certification of NVR's Chief Financial Officer pursuant to Rule 13a-14(a). Filed herewith.

32 Certification of NVR's Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. Filed herewith.

101.INS XBRL Instance Document

101.SCH XBRL Taxonomy Extension Schema Document

101.CAL XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF XBRL Taxonomy Extension Definition Linkbase Document

101.LAB XBRL Taxonomy Extension Label Linkbase Document

101.PRE XBRL Taxonomy Extension Presentation Linkbase Document

* Exhibit is a management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NVR, Inc.

By: /s/ Paul C. Saville
Paul C. Saville
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Dwight C. Schar Dwight C. Schar	Chairman	February 25, 2011
/s/ C. E. Andrews C. E. Andrews	Director	February 25, 2011
/s/ Robert C. Butler Robert C. Butler	Director	February 25, 2011
/s/ Timothy M. Donahue Timothy M. Donahue	Director	February 25, 2011
/s/ Alfred E. Festa Alfred E. Festa	Director	February 25, 2011
/s/ Manuel H. Johnson Manuel H. Johnson	Director	February 25, 2011
/s/ William A. Moran William A. Moran	Director	February 25, 2011
/s/ David A. Preiser David A. Preiser	Director	February 25, 2011
/s/ W. Grady Rosier W. Grady Rosier	Director	February 25, 2011
/s/ John M. Toups John M. Toups	Director	February 25, 2011
/s/ Paul W. Whetsell Paul W. Whetsell	Director	February 25, 2011
/s/ Paul C. Saville Paul C. Saville	Principal Executive Officer	February 25, 2011
/s/ Dennis M. Seremet Dennis M. Seremet	Principal Financial Officer	February 25, 2011
/s/ Robert W. Henley Robert W. Henley	Principal Accounting Officer	February 25, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
NVR, Inc.:

We have audited the accompanying consolidated balance sheets of NVR, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NVR, Inc. as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), NVR, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 25, 2011 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

McLean, Virginia
February 25, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
NVR, Inc.:

We have audited NVR, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). NVR, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, NVR, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of NVR, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated February 25, 2011 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

McLean, Virginia
February 25, 2011

NVR, Inc.
Consolidated Balance Sheets
(in thousands, except share and per share data)

	December 31, 2010	December 31, 2009
ASSETS		
Homebuilding:		
Cash and cash equivalents	$ 1,190,731	$ 1,248,689
Marketable securities	-	219,535
Receivables	6,948	7,995
Inventory:		
Lots and housing units, covered under sales agreements with customers	275,272	337,523
Unsold lots and housing units	70,542	73,673
Land under development	78,058	-
Manufacturing materials and other	7,457	7,522
	431,329	418,718
Assets related to consolidated variable interest entities	22,371	70,430
Contract land deposits, net	100,786	49,906
Property, plant and equipment, net	19,523	20,215
Reorganization value in excess of amounts allocable to identifiable assets, net	41,580	41,580
Deferred tax assets, net	184,930	200,340
Other assets	58,075	58,319
	2,056,273	2,335,727
Mortgage Banking:		
Cash and cash equivalents	2,661	1,461
Mortgage loans held for sale, net	177,244	40,097
Property and equipment, net	950	446
Reorganization value in excess of amounts allocable to identifiable assets, net	7,347	7,347
Other assets	15,586	10,692
	203,788	60,043
Total assets	$ 2,260,061	$ 2,395,770

(Continued)

See notes to consolidated financial statements.

NVR, Inc.

Consolidated Balance Sheets (Continued)

(in thousands, except share and per share data)

	December 31, 2010	December 31, 2009
LIABILITIES AND SHAREHOLDERS' EQUITY		
Homebuilding:		
Accounts payable	$ 115,578	$ 120,464
Accrued expenses and other liabilities	237,052	221,352
Liabilities related to consolidated variable interest entities	500	65,915
Non-recourse debt related to consolidated variable interest entities	7,592	-
Customer deposits	53,705	63,591
Other term debt	1,751	2,166
Senior notes	-	133,370
	416,178	606,858
Mortgage Banking:		
Accounts payable and other liabilities	13,171	19,306
Note payable	90,338	12,344
	103,509	31,650
Total liabilities	519,687	638,508
Commitments and contingencies		
Shareholders' equity:		
Common stock, $0.01 par value; 60,000,000 shares authorized; 20,557,913 and 20,559,671 shares issued as of December 31, 2010 and 2009, respectively	206	206
Additional paid-in-capital	951,234	830,531
Deferred compensation trust – 158,894 and 265,278 shares of NVR, Inc. common stock as of December 31, 2010 and 2009, respectively	(27,582)	(40,799)
Deferred compensation liability	27,582	40,799
Retained earnings	4,029,072	3,823,067
Less treasury stock at cost – 14,894,357 and 14,609,560 shares as of December 31, 2010 and 2009, respectively	(3,240,138)	(2,896,542)
Total shareholders' equity	1,740,374	1,757,262
Total liabilities and shareholders' equity	$ 2,260,061	$ 2,395,770

See notes to consolidated financial statements.

NVR, Inc.
Consolidated Statements of Income
(in thousands, except per share data)

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Homebuilding:			
Revenues	$ 2,980,758	$ 2,683,467	$ 3,638,702
Other income	9,299	8,697	16,386
Cost of sales	(2,438,292)	(2,185,733)	(3,181,010)
Selling, general and administrative	(257,394)	(233,152)	(308,739)
Operating income	294,371	273,279	165,339
Interest expense	(4,903)	(10,196)	(12,902)
Goodwill and intangible asset impairment	-	-	(11,686)
Homebuilding income	289,468	263,083	140,751
Mortgage Banking:			
Mortgage banking fees	61,134	60,381	54,337
Interest income	5,411	2,979	3,955
Other income	767	629	745
General and administrative	(33,261)	(27,474)	(31,579)
Interest expense	(1,126)	(1,184)	(754)
Mortgage banking income	32,925	35,331	26,704
Income before taxes	322,393	298,414	167,455
Income tax expense	(116,388)	(106,234)	(66,563)
Net income	$ 206,005	$ 192,180	$ 100,892
Basic earnings per share	$ 34.96	$ 33.10	$ 18.76
Diluted earnings per share	$ 33.42	$ 31.26	$ 17.04
Basic weighted average shares outstanding	5,893	5,807	5,379
Diluted weighted average shares outstanding	6,165	6,149	5,920

See notes to consolidated financial statements.

NVR, Inc.
Consolidated Statements of Shareholders' Equity
(in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Deferred Compensation Trust	Deferred Compensation Liability	Total
Balance, December 31, 2007	$ 206	$ 663,631	$ 3,529,995	$ (3,064,457)	$ (75,636)	$ 75,636	$ 1,129,375
Net income	-	-	100,892	-	-	-	100,892
Deferred compensation activity	-	-	-	-	786	(786)	-
Purchase of common stock for treasury	-	-	-	-	(128)	128	-
Stock-based compensation	-	41,204	-	-	-	-	41,204
Tax benefit from stock options exercised and deferred compensation distributions	-	50,240	-	-	-	-	50,240
Proceeds from stock options exercised	-	52,078	-	-	-	-	52,078
Treasury stock issued upon option exercise	-	(84,888)	-	84,888	-	-	-
Balance, December 31, 2008	206	722,265	3,630,887	(2,979,569)	(74,978)	74,978	1,373,789
Net income	-	-	192,180	-	-	-	192,180
Deferred compensation activity	-	-	-	-	34,179	(34,179)	-
Stock-based compensation	-	46,302	-	-	-	-	46,302
Tax benefit from stock options exercised and deferred compensation distributions	-	66,448	-	-	-	-	66,448
Proceeds from stock options exercised	-	78,543	-	-	-	-	78,543
Treasury stock issued upon option exercise	-	(83,027)	-	83,027	-	-	-
Balance, December 31, 2009	206	830,531	3,823,067	(2,896,542)	(40,799)	40,799	1,757,262
Net income	-	-	206,005	-	-	-	206,005
Deferred compensation activity	-	-	-	-	13,217	(13,217)	-
Purchase of common stock for treasury	-	-	-	(417,079)	-	-	(417,079)
Stock-based compensation	-	53,136	-	-	-	-	53,136
Tax benefit from stock options exercised and deferred compensation distributions	-	63,558	-	-	-	-	63,558
Proceeds from stock options exercised	-	77,492	-	-	-	-	77,492
Treasury stock issued upon option exercise	-	(73,483)	-	73,483	-	-	-
Balance, December 31, 2010	$ 206	$ 951,234	$ 4,029,072	$ (3,240,138)	$ (27,582)	$ 27,582	$ 1,740,374

See notes to consolidated financial statements

NVR, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Cash flows from operating activities:			
Net income	$ 206,005	$ 192,180	$ 100,892
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	7,263	9,713	13,641
Excess income tax benefit from exercise of stock options	(63,558)	(66,448)	(50,240)
Equity-based compensation expense	53,136	46,302	41,204
Contract land deposit impairments (recoveries)	4,264	(6,464)	165,024
Gain on sale of loans	(46,225)	(46,960)	(38,921)
(Gain) loss on sale of fixed assets	(167)	(358)	472
Gain on extinguishment of debt	-	-	(251)
Impairment of goodwill and intangible assets	-	-	11,686
Deferred tax expense (benefit)	13,558	21,905	(12,048)
Mortgage loans closed	(2,109,505)	(1,943,074)	(2,046,575)
Proceeds from sales of mortgage loans	2,011,765	2,018,151	2,115,607
Principal payments on mortgage loans held for sale	2,554	2,072	4,321
Distribution of earnings from unconsolidated joint ventures	1,307	-	-
Net change in assets and liabilities:			
(Increase) decrease in inventories	(8,783)	(18,148)	288,284
(Increase) decrease in contract land deposits	(53,866)	(14,848)	29
Decrease (increase) in receivables	1,532	3,682	(1,016)
Increase (decrease) in accounts payable, accrued expenses and customer deposits	56,752	82,578	(157,111)
Other, net	(20,644)	(38,641)	27,363
Net cash provided by operating activities	55,388	241,642	462,361
Cash flows from investing activities:			
Purchase of marketable securities	(150,000)	(858,362)	-
Redemption of marketable securities at maturity	369,535	638,827	-
Investments in unconsolidated joint ventures	(2,000)	-	-
Distribution of capital from unconsolidated joint ventures	1,193	-	-
Purchase of property, plant and equipment	(6,943)	(3,044)	(6,899)
Proceeds from the sale of property, plant and equipment	655	962	1,401
Net cash provided by (used in) investing activities	212,440	(221,617)	(5,498)
Cash flows from financing activities:			
Purchase of treasury stock	(417,079)	-	-
Purchase of NVR common stock for deferred compensation plan	-	-	(128)
Net borrowings (repayments) under notes payable and credit lines	77,579	(32,559)	(39,214)
Net borrowings under non-recourse debt related to consolidated variable interest entity	7,592	-	-
Redemption of senior notes	(133,370)	(29,950)	(36,405)
Excess income tax benefit from exercise of stock options	63,558	66,448	50,240
Exercise of stock options	77,492	78,543	52,078
Net cash (used in) provided by financing activities	(324,228)	82,482	26,571
Net (decrease) increase in cash and cash equivalents	(56,400)	102,507	483,434
Cash and cash equivalents, beginning of year	1,250,150	1,147,643	664,209
Cash and cash equivalents, end of year	$ 1,193,750	$ 1,250,150	$ 1,147,643

(Continued)

See notes to consolidated financial statements.

NVR, Inc.
Consolidated Statements of Cash Flows (Continued)
(in thousands)

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Supplemental disclosures of cash flow information:			
Interest paid during the year	$ 5,805	$ 10,010	$ 12,656
Income taxes paid during the year, net of refunds	$ 40,669	$ (28,807)	$ 65,128
Supplemental disclosures of non-cash activities:			
Investment in newly formed consolidated joint venture	$ (25,214)	$ -	$ -
Change in net consolidated variable interest entities	$ -	$ (976)	$ (10,346)

See notes to consolidated financial statements.

(dollars in thousands, except per share data)

1. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of NVR, Inc. ("NVR" or the "Company") and its subsidiaries and certain other entities in which the Company is deemed to be the primary beneficiary (see Note 3 herein for additional information). All significant intercompany transactions have been eliminated in consolidation.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Management continually evaluates the estimates used to prepare the consolidated financial statements and updates those estimates as necessary. In general, the Company's estimates are based on historical experience, on information from third party professionals, and other various assumptions that are believed to be reasonable under the facts and circumstances. Actual results could differ materially from those estimates made by management.

Cash and Cash Equivalents

Cash and cash equivalents include short-term investments with original maturities of three months or less. At December 31, 2010, $358 of cash related to a consolidated variable interest entity is included in "Assets related to consolidated variable interest entities" in the accompanying balance sheet.

The homebuilding segment had restricted cash of $22,889 and $4,613 at December 31, 2010 and 2009, respectively. Restricted cash in 2010 is primarily attributable to holding requirements related to outstanding letters of credit issued under the Company's letter of credit agreement as discussed further in Note 10. In addition, restricted cash relates to customer deposits for certain home sales. Restricted cash is recorded in "Other assets" in the homebuilding section of the accompanying consolidated balance sheets.

The mortgage banking segment had restricted cash of $555 and $49 at December 31, 2010 and 2009, respectively, which included amounts collected at closing related to mortgage loans held for sale. The mortgage banking segment's restricted cash is recorded in "Other assets" in the mortgage banking section of the accompanying consolidated balance sheets.

Marketable Securities

As of December 31, 2010 and 2009 the Company held marketable securities totaling $0 and $219,535, respectively. These securities, which are debt securities issued by U.S. government agencies, are classified by the Company as held to maturity and are measured at amortized cost and mature within one year.

Homebuilding Inventory

The carrying value of inventory is stated at the lower of cost or market value. Cost of lots and completed and uncompleted housing units represent the accumulated actual cost of the units. Field construction supervisors' salaries and related direct overhead expenses are included in inventory costs.

(dollars in thousands, except per share data)

Interest costs are not capitalized into inventory, with the exception of land under development, as applicable (see below). Upon settlement, the cost of the unit is expensed on a specific identification basis. Cost of manufacturing materials is determined on a first-in, first-out basis.

Sold inventory is evaluated for impairment based on the contractual selling price compared to the total estimated cost to construct. Unsold inventory is evaluated for impairment by analyzing recent comparable sales prices within the applicable community compared to the costs incurred to date plus the expected costs to complete. Any calculated impairments are recorded immediately.

Contract Land Deposits

The Company purchases finished lots under fixed price purchase agreements that require deposits that may be forfeited if NVR fails to perform under the contract. The deposits are in the form of cash or letters of credit in varying amounts and represent a percentage of the aggregate purchase price of the finished lots.

NVR maintains an allowance for losses on contract land deposits that reflects the Company's judgment of the present loss exposure in the existing contract land deposit portfolio at the end of the reporting period. To analyze contract land deposit impairments, NVR utilizes an Accounting Standards Codification ("ASC") 450, *Contingencies*, loss contingency analysis that is conducted each quarter. In addition to considering market and economic conditions, NVR assesses contract land deposit impairments on a community-by-community basis pursuant to the purchase contract terms, analyzing, as applicable, current sales absorption levels, recent sales' gross profit, the dollar differential between the contractual purchase price and the current market price for lots, a developer's financial stability, a developer's financial ability or willingness to reduce lot prices to current market prices, and the contract's default status by either the Company or the developer along with an analysis of the expected outcome of any such default.

NVR's analysis is focused on whether the Company can sell houses profitably in a particular community in the current market with which the Company is faced. Because the Company does not own the finished lots on which the Company has placed a contract land deposit, if the above analysis leads to a determination that the Company can't sell homes profitably at the current contractual lot price, the Company then determines whether it will elect to default under the contract, forfeit the deposit and terminate the contract, or whether the Company will attempt to restructure the lot purchase contract, which may require it to forfeit the deposit to obtain contract concessions from a developer. The Company also assesses whether an impairment is present due to collectibility issues resulting from a developer's non-performance because of financial or other conditions.

For the year ended December 31, 2010, the Company incurred pre-tax charges of approximately $4,300 related to the impairment of contract land deposits. During the year ended December 31, 2009, the Company had a net pre-tax recovery of approximately $6,500 of contract land deposits previously considered to be uncollectible. For the year ended December 31, 2008, the Company incurred pre-tax charges of approximately $165,000. These impairment charges were recorded in cost of sales on the accompanying consolidated statements of income. The contract land deposit asset on the accompanying consolidated balance sheets is shown net of an approximate $73,500 and $89,500 impairment valuation allowance at December 31, 2010 and 2009, respectively.

Land Under Development

On a very limited basis, NVR directly acquires raw parcels of land already zoned for its intended use to develop into finished lots. Land under development includes the land acquisition costs, direct improvement costs, capitalized interest, where applicable, and real estate taxes.

Land under development, including the land under development held by our unconsolidated joint ventures and the related joint venture investments, is reviewed for potential write-downs when impairment indicators are present. In addition to considering market and economic conditions, the Company assesses land under development impairments on a community-by-community basis, analyzing, as applicable, current sales absorption levels, recent sales' gross profit, and the dollar differential between the projected fully-developed cost of the lots and the current market price for lots. If indicators of impairment are present for a community, NVR performs an analysis to determine if the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts, and if so, impairment charges are required to be recorded if the fair value of such assets is less than their carrying amounts. For those assets deemed to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds the fair value of the assets. The Company's determination of fair value is primarily based on discounting the estimated future cash flows at a rate commensurate with the inherent risks associated with the asset and related estimated cash flow streams. NVR does not believe that any of the land under development, all of which was acquired during 2010, is impaired at this time.

Property, Plant, and Equipment

Property, plant, and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is based on the estimated useful lives of the assets using the straight-line method. Amortization of capital lease assets is included in depreciation expense. Model home furniture and fixtures are generally depreciated over a two-year period, office facilities and other equipment are depreciated over a period from three to ten years, manufacturing facilities are depreciated over periods of from five to forty years and property under capital leases is depreciated in a manner consistent with the Company's depreciation policy for owned assets, or the lease-term if shorter.

Intangible Assets

Reorganization value in excess of identifiable assets ("excess reorganization value") is an indefinite life intangible asset that was created upon NVR's emergence from bankruptcy on September 30, 1993. Based on the allocation of the reorganization value, the portion of the reorganization value which was not attributed to specific tangible or intangible assets has been reported as excess reorganization value, which is treated similarly to goodwill. Excess reorganization value is not subject to amortization. Rather, excess reorganization value is subject to an impairment assessment on an annual basis or more frequently if changes in events or circumstances indicate that impairment may have occurred. Because excess reorganization value was based on the reorganization value of NVR's entire enterprise upon bankruptcy emergence, the impairment assessment is conducted on an enterprise basis based on the comparison of NVR's total equity compared to the market value of NVR's outstanding publicly-traded common stock. The Company completed its annual assessment of impairment and management determined that there was no impairment of excess reorganization value.

Warranty/Product Liability Accruals

The Company establishes warranty and product liability reserves to provide for estimated future expenses as a result of construction and product defects, product recalls and litigation incidental to NVR's homebuilding business. Liability estimates are determined based on management's judgment considering such factors as historical experience, the likely current cost of corrective action, manufacturers' and subcontractors' participation in sharing the cost of corrective action, consultations with third party experts such as engineers, and discussions with the Company's general counsel and outside counsel retained to handle specific product liability cases.

(dollars in thousands, except per share data)

Mortgage Loans Held for Sale, Derivatives and Hedging Activities

NVR originates several different loan products to its customers to finance the purchase of a home through its wholly-owned mortgage subsidiary. NVR sells all of the loans it originates into the secondary market typically within 30 days from origination. All of the loans that the Company originates are underwritten to the standards and specifications of the ultimate investor. Those underwriting standards are typically equal to or more stringent than the underwriting standards required by FNMA, VA and FHA. Insofar as the Company underwrites its originated loans to those standards, the Company bears no increased concentration of credit risk from the issuance of loans, except in certain limited instances where early payment default occurs. The Company employs a quality control department to ensure that its underwriting controls are effectively operating, and further assesses the underwriting function as part of its assessment of internal controls over financial reporting. The Company maintains an allowance for losses on mortgage loans originated that reflects NVR's judgment of the present loss exposure in the loans that it has originated and sold. The allowance is calculated based on an analysis of historical experience and anticipated losses on mortgages held for investment, real estate owned, and specific expected loan repurchases or indemnifications (see Note 12 herein for further information).

Mortgage loans held for sale are recorded at fair value at closing and thereafter are carried at the lower of cost or fair value, net of deferred origination costs, until sold.

In the normal course of business, our mortgage banking segment enters into contractual commitments to extend credit to buyers of single-family homes with fixed expiration dates. The commitments become effective when the borrowers "lock-in" a specified interest rate within time frames established by NVR. All mortgagors are evaluated for credit worthiness prior to the extension of the commitment. Market risk arises if interest rates move adversely between the time of the "lock-in" of rates by the borrower and the sale date of the loan to a broker/dealer. To mitigate the effect of the interest rate risk inherent in providing rate lock commitments to borrowers, the Company enters into optional or mandatory delivery forward sale contracts to sell whole loans and mortgage-backed securities to broker/dealers. The forward sale contracts lock in an interest rate and price for the sale of loans similar to the specific rate lock commitments. NVR does not engage in speculative or trading derivative activities. Both the rate lock commitments to borrowers and the forward sale contracts to broker/dealers are undesignated derivatives, and, accordingly, are marked to fair value through earnings. At December 31, 2010, there were contractual commitments to extend credit to borrowers aggregating $96,265, and open forward delivery sale contracts aggregating $262,839. See Note 11 herein for a description of our fair value accounting calculation.

Earnings per Share

The following weighted average shares and share equivalents are used to calculate basic and diluted earnings per share for the years ended December 31, 2010, 2009 and 2008:

(dollars in thousands, except per share data)

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Weighted average number of shares outstanding used to calculate basic EPS	5,893,105	5,806,773	5,379,409
Dilutive securities:			
Stock options and restricted share units	271,512	341,996	540,876
Weighted average number of shares and share equivalents outstanding used to calculate diluted EPS	6,164,617	6,148,769	5,920,285

The assumed proceeds used in the treasury method for calculating NVR's diluted earnings per share includes the amount the employee must pay upon exercise, the amount of compensation cost attributed to future services and not yet recognized and the amount of tax benefits that would be credited or charged to additional paid-in capital assuming exercise of the stock option or vesting of the restricted share unit. The assumed amount credited to additional paid-in capital equals the tax benefit from assumed exercise of stock options or the assumed vesting of restricted share units after consideration of the intrinsic value upon assumed exercise or vesting less the actual stock-based compensation expense to be recognized in the income statement from 2006 and future periods.

Stock options issued under equity benefit plans to purchase 443,565; 134,405 and 316,747 shares of common stock were outstanding during the years ended December 31, 2010, 2009 and 2008, respectively, but were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive.

Revenues-Homebuilding Operations

NVR builds single-family detached homes, townhomes and condominium buildings, which generally are constructed on a pre-sold basis for the ultimate customer. Revenues are recognized at the time the unit is settled and title passes to the customer, adequate cash payment has been received and there is no continuing involvement. In situations where the buyer's financing is originated by NVR Mortgage Finance, Inc. ("NVRM), a wholly-owned subsidiary of NVR, and the buyer has not made an adequate initial or continuing investment as prescribed by GAAP, the profit on such settlement is deferred until the sale of the related loan to a third-party investor has been completed.

Mortgage Banking Fees

Mortgage banking fees include income earned by NVRM for originating mortgage loans, servicing mortgage loans held on an interim basis, title fees, gains and losses on the sale of mortgage loans and mortgage servicing and other activities incidental to mortgage banking. Mortgage banking fees are generally recognized after the loan has been sold to an unaffiliated, third party investor.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(dollars in thousands, except per share data)

ASC 740-10 provides that a tax benefit from an uncertain tax position may be recognized when it is more-likely-than-not (defined as a likelihood of more than 50%) that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. If a tax position does not meet the more-likely-than-not recognition threshold, despite the Company's belief that its filing position is supportable, the benefit of that tax position is not recognized in the statements of income. The Company recognizes interest related to unrecognized tax benefits as a component of income tax expense. Based on its historical experience in dealing with various taxing authorities, the Company has found that it is the administrative practice of the taxing authorities to not seek penalties from the Company for the tax positions it has taken on its returns, related to its unrecognized tax benefits. Therefore, the Company does not accrue penalties for the positions in which it has an unrecognized tax benefit. However, if such penalties were to be accrued, they would be recorded as a component of income tax expense. The Company recognizes unrecognized tax benefits in the period that the uncertainty is eliminated by either affirmative agreement of the uncertain tax position by the applicable taxing authority, or by expiration of the applicable statute of limitation.

Financial Instruments

Except as otherwise noted herein, NVR believes that insignificant differences exist between the carrying value and the fair value of its financial instruments (see Note 11 herein for further information).

Stock-Based Compensation

The company accounts for its stock-based compensation in accordance with ASC 718, *Compensation – Stock Compensation.* ASC 718 requires an entity to recognize an expense within its income statement for all share-based payment arrangements, which includes employee stock option and restricted share unit plans. The expense is based on the grant-date fair value of the stock options and restricted share units granted, and is recognized ratably over the requisite service period. The Company calculates the fair value of its non-publicly traded, employee stock options using the Black-Scholes option-pricing model. The grant date fair value of the restricted share units is the closing price of the Company's common stock on the day immediately preceding the date of grant. The Company's equity-based compensation programs are accounted for as equity-classified awards. See Note 9 herein for further discussion of stock-based compensation plans.

Comprehensive Income

For the years ended December 31, 2010, 2009 and 2008, comprehensive income equaled net income; therefore, a separate statement of comprehensive income is not included in the accompanying Consolidated Financial Statements.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-06, *Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements*, which amends ASC 820 to require the disclosure of additional information related to fair value measurement and provide clarification to existing requirements for fair value measurement disclosure. ASU 2010-06 was effective for the Company beginning January 1, 2010. The Company's disclosures conform to the requirements of ASU 2010-06. See Note 11 herein for additional discussion of fair value measurements.

(dollars in thousands, except per share data)

In June 2009, the FASB issued SFAS No. 166, *Accounting for Transfers of Financial Assets*, as codified in ASC 860, *Transfers and Servicing*, which changes the conditions for reporting a transfer of a portion of a financial asset as a sale and requires additional year-end and interim disclosures. ASC 860 was effective for the Company beginning January 1, 2010. The adoption of ASC 860 did not have a material impact on the Company's financial statements.

In June 2009, the FASB issued SFAS No. 167, *Amendments to FASB Interpretation No. 46(R),* as codified in ASC 810, *Consolidation*, through Accounting Standards Update 2009-17. This statement amends FASB Interpretation 46R related to the consolidation of variable interest entities ("VIEs") and revises the approach to determining the primary beneficiary of a VIE to be more qualitative in nature and requires companies to more frequently reassess whether they must consolidate a VIE. The amendment to ASC 810 was effective for the Company's fiscal year beginning January 1, 2010. Upon adoption of ASC 810, all of the assets and liabilities of consolidated VIEs at December 31, 2009 were deconsolidated, and there was no resultant gain or loss. See Note 3 herein for further discussion of consolidated VIEs.

2. Segment Information, Nature of Operations, and Certain Concentrations

NVR's homebuilding operations primarily construct and sell single-family detached homes, townhomes and condominium buildings under four trade names: Ryan Homes, NVHomes, Fox Ridge Homes, and Rymarc Homes. The Ryan Homes, Fox Ridge Homes, and Rymarc Homes products are marketed primarily to first-time homeowners and first-time move-up buyers. The Ryan Homes product is sold in twenty-three metropolitan areas located in Maryland, Virginia, West Virginia, Pennsylvania, New York, North Carolina, South Carolina, Florida, Ohio, New Jersey, Delaware, Indiana and Kentucky. The Fox Ridge Homes product is sold solely in the Nashville, TN metropolitan area. The Rymarc Homes product is sold solely in the Columbia, SC metropolitan area. The NVHomes product is sold in the Washington, D.C., Baltimore, MD, Philadelphia, PA and Maryland Eastern Shore metropolitan areas, and is marketed primarily to move-up and up-scale buyers. NVR derived approximately 47% of its 2010 homebuilding revenues in the Washington, D.C. and Baltimore, MD metropolitan areas.

NVR's mortgage banking segment is a regional mortgage banking operation. Substantially all of the mortgage banking segment's loan closing activity is for NVR's homebuilding customers. NVR's mortgage banking business generates revenues primarily from origination fees, gains on sales of loans, and title fees. A substantial portion of the Company's mortgage operations is conducted in the Washington, D.C. and Baltimore, MD metropolitan areas.

The following disclosure includes four homebuilding reportable segments that aggregate geographically the Company's homebuilding operating segments, and the mortgage banking operations presented as a single reportable segment. The homebuilding reportable segments are comprised of operating divisions in the following geographic areas:

Homebuilding Mid Atlantic – Virginia, West Virginia, Maryland, and Delaware
Homebuilding North East – New Jersey and eastern Pennsylvania
Homebuilding Mid East – Kentucky, New York, Ohio, western Pennsylvania and Indiana
Homebuilding South East – North Carolina, South Carolina, Florida and Tennessee

Homebuilding profit before tax includes all revenues and income generated from the sale of homes, less the cost of homes sold, selling, general and administrative expenses, and a corporate capital allocation charge. The corporate capital allocation charge eliminates in consolidation, is based on the segment's average net assets employed, and is charged using a consistent methodology in the years presented. The corporate capital allocation charged to the operating segment allows the Chief Operating Decision Maker to determine

(dollars in thousands, except per share data)

whether the operating segment's results are providing the desired rate of return after covering the Company's cost of capital. The Company records charges on contract land deposits when it is determined that it is probable that recovery of the deposit is impaired. For segment reporting purposes, impairments on contract land deposits are charged to the operating segment upon the determination to terminate a finished lot purchase agreement with the developer, or to restructure a lot purchase agreement resulting in the forfeiture of the deposit. Mortgage banking profit before tax consists of revenues generated from mortgage financing, title insurance and closing services, less the costs of such services and general and administrative costs. Mortgage banking operations are not charged a capital allocation charge.

In addition to the corporate capital allocation and contract land deposit impairments discussed above, the other reconciling items between segment profit and consolidated profit before tax include unallocated corporate overhead (including all management incentive compensation), equity-based compensation expense, consolidation adjustments and external corporate interest expense. NVR's overhead functions, such as accounting, treasury, human resources, etc., are centrally performed and the costs are not allocated to the Company's operating segments. Consolidation adjustments consist of such items necessary to convert the reportable segments' results, which are predominantly maintained on a cash basis, to a full accrual basis for external financial statement presentation purposes, and are not allocated to the Company's operating segments. Likewise, equity-based compensation expense is not charged to the operating segments. External corporate interest expense is primarily comprised of interest charges on the Company's Senior Notes and is not charged to the operating segments because the charges are included in the corporate capital allocation discussed above.

Following are tables presenting revenues, segment profit and segment assets for each reportable segment, with reconciliations to the amounts reported for the consolidated enterprise, where applicable:

	Year Ended December 31,		
	2010	2009	2008
Revenues:			
Homebuilding Mid Atlantic	$ 1,780,521	$ 1,661,244	$ 2,161,764
Homebuilding North East	287,561	254,654	347,142
Homebuilding Mid East	632,377	505,431	659,649
Homebuilding South East	280,299	262,138	470,147
Mortgage Banking	61,134	60,381	54,337
Total Consolidated Revenues	$ 3,041,892	$ 2,743,848	$ 3,693,039

NVR, Inc.
Notes to Consolidated Financial Statements
(dollars in thousands, except per share data)

	Year Ended December 31,		
	2010	2009	2008
Profit:			
Homebuilding Mid Atlantic	$ 209,496	$ 185,861	$ 103,690
Homebuilding North East	25,090	19,572	13,182
Homebuilding Mid East	56,882	38,012	39,643
Homebuilding South East	10,870	7,384	7,904
Mortgage Banking	35,704	38,138	29,227
Total Segment Profit	338,042	288,967	193,646
Contract land deposit impairment reserve (1)	16,206	42,939	(41,134)
Equity-based compensation expense (2)	(53,136)	(46,302)	(41,204)
Corporate capital allocation (3)	65,971	61,753	108,509
Unallocated corporate overhead (4)	(55,992)	(44,103)	(52,696)
Consolidation adjustments and other	15,848	4,970	24,437
Impairment of goodwill and intangible assets (5)	-	-	(11,686)
Corporate interest expense	(4,546)	(9,810)	(12,417)
Reconciling items sub-total	(15,649)	9,447	(26,191)
Consolidated Income before Taxes	$ 322,393	$ 298,414	$ 167,455

	As of December 31,		
	2010	2009	2008
Assets:			
Homebuilding Mid Atlantic	$ 414,090	$ 448,019	$ 403,439
Homebuilding North East	35,827	54,132	53,732
Homebuilding Mid East	78,246	94,225	82,976
Homebuilding South East	43,041	37,663	53,890
Mortgage Banking	196,441	52,696	83,432
Total Segment Assets	767,645	686,735	677,469
Consolidated variable interest entities (6)	22,371	70,430	114,930
Cash and cash equivalents	1,190,731	1,248,689	1,146,426
Land under development (7)	78,058	-	-
Marketable securities	-	219,535	-
Deferred taxes	184,930	200,340	223,393
Intangible assets	48,927	48,927	48,927
Contract land deposit reserve	(73,517)	(94,940)	(155,858)
Consolidation adjustments and other (8)	40,916	16,054	47,949
Reconciling items sub-total	1,492,416	1,709,035	1,425,767
Consolidated Assets	$ 2,260,061	$ 2,395,770	$ 2,103,236

	Year Ended December 31,		
	2010	2009	2008
Interest Income:			
Mortgage Banking	$ 5,411	$ 2,979	$ 3,955
Total Segment Interest Income	5,411	2,979	3,955
Other unallocated interest income	5,301	5,407	10,909
Consolidated Interest Income	$ 10,712	$ 8,386	$ 14,864

(dollars in thousands, except per share data)

	Year Ended December 31,		
	2010	2009	2008
Interest Expense:			
Homebuilding Mid Atlantic	$ 45,082	$ 41,130	$ 73,441
Homebuilding North East	5,936	6,475	10,084
Homebuilding Mid East	9,669	8,873	12,976
Homebuilding South East	5,641	5,661	12,493
Mortgage Banking	1,126	1,184	754
Total Segment Interest Expense	67,454	63,323	109,748
Corporate capital allocation	(65,971)	(61,753)	(108,509)
Senior Note and other interest	4,546	9,810	12,417
Consolidated Interest Expense	$ 6,029	$ 11,380	$ 13,656

	Year Ended December 31,		
	2010	2009	2008
Depreciation and Amortization:			
Homebuilding Mid Atlantic	$ 3,369	$ 4,351	$ 7,005
Homebuilding North East	515	612	974
Homebuilding Mid East	1,224	1,233	1,626
Homebuilding South East	758	1,163	1,715
Mortgage Banking	362	357	395
Total Segment Depreciation and Amortization	6,228	7,716	11,715
Unallocated corporate	1,035	1,997	1,926
Consolidated Depreciation and Amortization	$ 7,263	$ 9,713	$ 13,641

	Year Ended December 31,		
	2010	2009	2008
Expenditures for Property and Equipment:			
Homebuilding Mid Atlantic	$ 2,165	$ 1,511	$ 3,142
Homebuilding North East	440	414	508
Homebuilding Mid East	2,247	741	1,372
Homebuilding South East	583	269	1,369
Mortgage Banking	883	87	305
Total Segment Expenditures for Property and Equipment	6,318	3,022	6,696
Unallocated corporate	625	22	203
Consolidated Expenditures for Property and Equipment	$ 6,943	$ 3,044	$ 6,899

(dollars in thousands, except per share data)

(1) This item represents changes to the contract land deposit impairment reserve, which are not allocated to the reportable segments. During both 2010 and 2009, unallocated reserves decreased from the respective prior years primarily as a result of charging previously reserved land impairments to the operating segments and to certain recoveries of deposits previously determined to be impaired.

(2) The increase in equity-based compensation expense in 2010 compared to the prior year was primarily due to the granting of non-qualified stock options and restricted share units from the 2010 Equity Incentive Plan in the current year. The current year increase in stock based compensation expense was partially offset by an approximate $7,600 pre-tax reversal of stock-based compensation expense attributable to an adjustment of the Company's option forfeiture estimates based on the Company's actual forfeiture experience.

(3) This item represents the elimination of the corporate capital allocation charge included in the respective homebuilding reportable segments. The corporate capital allocation charge is based on the segment's monthly average asset balance, and is as follows for the years presented:

	Year Ended December 31,		
	2010	**2009**	**2008**
Homebuilding Mid Atlantic	$ 44,758	$ 40,765	$ 73,042
Homebuilding North East	5,926	6,473	10,081
Homebuilding Mid East	9,657	8,863	12,902
Homebuilding South East	5,630	5,652	12,484
Total	$ 65,971	$ 61,753	$ 108,509

(4) The increases in unallocated corporate overhead in 2010 from 2009 is attributable to increased personnel levels year over year and to higher management incentive costs as the prior year incentive plan was limited to a payout of 50% of the maximum bonus opportunity. The decrease in 2009 from 2008 was primarily driven by a reduction in personnel and other overhead costs as part of the Company's focus to size the organization to meet current activity levels.

(5) The 2008 impairment charge relates to the write-off of goodwill and indefinite life intangible assets related to the Company's 2005 acquisition of Rymarc Homes and the goodwill related to the 1997 acquisition of Fox Ridge Homes.

(6) The decrease in consolidated variable interest entities ("VIEs") was attributable to the adoption of amended ASC 810, which resulted in the deconsolidation in 2010 of all VIEs consolidated in 2009. The current year balance relates to the assets of one joint venture consolidated under ASC 810. See Note 3 for additional discussion of VIEs.

(7) Land under development is not allocated to the respective operating segment until the building lots are finished. See Note 3 for additional discussion of land under development.

(8) The increase in consolidation adjustments and other was attributable to an approximate $18,000 increase in restricted cash resulting from the transition to a new letter of credit agreement which requires the Company to maintain cash reserves equal to the value of letter of credits outstanding. The decrease in 2009 from 2008 was primarily attributable to changes in the corporate consolidation entries based on production volumes year over year.

3. Consolidation of Variable Interest Entities, Joint Ventures and Land Under Development

Effective January 1, 2010, NVR adopted Statement of Financial Accounting Standards No. 167, *Amendments to FASB Interpretation No. 46(R),* as codified in ASC 810, *Consolidation*, through Accounting Standards Update 2009-17 ("ASC 810"). This statement amends FASB Interpretation 46R related to the consolidation of variable interest entities ("VIEs"), revises the approach to determining the primary beneficiary of a VIE to be more qualitative in nature, and requires companies to more frequently reassess whether they must consolidate a VIE.

Fixed Price Purchase Agreements

NVR generally does not engage in the land development business. Instead, the Company typically acquires finished building lots at market prices from various development entities under fixed price purchase agreements. The purchase agreements require deposits that may be forfeited if NVR fails to perform under the agreement. The deposits required under the purchase agreements are in the form of cash or letters of credit in varying amounts, and typically range up to 10% of the aggregate purchase price of the finished lots.

NVR believes this lot acquisition strategy reduces the financial requirements and risks associated with direct land ownership and land development. NVR may, at its option, choose for any reason and at any time not to perform under these purchase agreements by delivering notice of its intent not to acquire the finished lots under contract. NVR's sole legal obligation and economic loss for failure to perform under these purchase agreements is limited to the amount of the deposit pursuant to the liquidated damage provisions contained within the purchase agreements. In other words, if NVR does not perform under a purchase agreement, NVR loses only its deposit. None of the creditors of any of the development entities with which NVR enters fixed price purchase agreements have recourse to the general credit of NVR. NVR generally does not have any specific performance obligations to purchase a certain number or any of the lots, nor does NVR guarantee completion of the development by the developer or guarantee any of the developers' financial or other liabilities.

NVR is not involved in the design or creation of any of the development entities from which the Company purchases lots under fixed price purchase agreements. The developer's equity holders have the power to direct 100% of the operating activities of the development entity. NVR has no voting rights in any of the development entities. The sole purpose of the development entity's activities is to generate positive cash flow returns to the equity holders. Further, NVR does not share in any of the profit or loss generated by the project's development. The profits and losses are passed directly to the developer's equity holders.

The deposit placed by NVR pursuant to the fixed price purchase agreement is deemed to be a variable interest in the respective development entities. Those development entities are deemed to be variable interest entities. Therefore, the development entities with which NVR enters fixed price purchase agreements, including the joint venture limited liability corporations, as discussed below, are evaluated for possible consolidation by NVR. An enterprise must consolidate a VIE when that enterprise has a controlling financial interest in the VIE. An enterprise is deemed to have a controlling financial interest if it has i) the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance, and ii) the obligation to absorb losses of the VIE that could be significant to the VIE or the rights to receive benefits from the VIE that could be significant to the VIE.

NVR believes the activities that most significantly impact a development entity's economic performance are the operating activities of the entity. Unless and until a development entity completes finished building lots through the development process to be able to sell, the process of which the development entities' equity investors bear the full risk, the entity does not earn any revenues. The operating development activities are managed solely by the development entity's equity investors.

The development entities with which NVR contracts to buy finished lots typically select the respective projects, obtain the necessary zoning approvals, obtain the financing required with no support or guarantees from NVR, select who will purchase the finished lots and at what price, and manage the completion of the infrastructure improvements, all for the purpose of generating a cash flow return to the development entity's equity holders and all independent of NVR. The Company possesses no more than limited protective legal

(dollars in thousands, except per share data)

rights through the purchase agreement in the specific finished lots that it is purchasing, and NVR possesses no participative rights in the development entities. Accordingly, NVR does not have the power to direct the activities of a developer that most significantly impact the developer's economic performance. For this reason, NVR has concluded that it is not the primary beneficiary of the development entities with which the Company enters fixed price purchase agreements, and therefore, NVR does not consolidate any of these VIEs.

As of December 31, 2010, NVR controlled approximately 50,400 lots with deposits in cash and letters of credit totaling approximately $174,300 and $6,600, respectively. As noted above, NVR's sole legal obligation and economic loss for failure to perform under these purchase agreements is limited to the amount of the deposit pursuant to the liquidated damage provisions contained within the purchase agreements and in very limited circumstances, specific performance obligations, as follows:

	December 31, 2010
Contract land deposits	$ 174,303
Loss reserve on contract land deposits	(73,517)
Contract land deposits, net	100,786
Contingent obligations in the form of letters of credit	6,610
Contingent specific performance obligations (1)	1,944
Total risk of loss	$ 109,340

(1) At December 31, 2010, the Company was committed to purchase 43 finished lots under specific performance obligations.

At December 31, 2009, the Company evaluated all of its fixed price purchase agreements and LLC arrangements and determined that it was the primary beneficiary of twenty-one of those development entities with which the agreements and arrangements are held. As a result, at December 31, 2009, NVR had consolidated such development entities in the accompanying consolidated balance sheet. Where NVR deemed itself to be the primary beneficiary of a development entity created after December 31, 2003 and the development entity refused to provide financial statements, NVR utilized estimation techniques to perform the consolidation. The effect of the consolidation at December 31, 2009 was the inclusion on the balance sheet of $70,430 as "Consolidated assets not owned," with a corresponding inclusion of $65,915 as "Liabilities related to consolidated assets not owned," after elimination of intercompany items. Inclusive in these totals were assets and liabilities of approximately $40,900 for twelve development entities created after December 31, 2003 that did not provide financial statements. Upon adoption of ASC 810, all of the assets and liabilities of consolidated VIEs at December 31, 2009 were deconsolidated, and there was no resultant gain or loss.

Joint Ventures

On a limited basis, NVR also obtains finished lots using joint venture limited liability corporations ("JVs"). All JVs are typically structured such that NVR is a non-controlling member and is at risk only for the amount the Company has invested. NVR is not a borrower, guarantor or obligor on any debt of the JVs. The Company enters into a standard fixed price purchase agreement to purchase lots from these JVs, and as a result has a variable interest in these JVs.

At December 31, 2010, the Company had an aggregate investment totaling approximately $37,200 in three JVs that are expected to produce approximately 1,100 finished lots. At December 31, 2010, NVR had additional funding commitments in the aggregate totaling $5,000 to one of the three JVs. The Company has determined that it is not the primary beneficiary of two of the JVs because NVR and the respective JV partner share power, and the joint venture investments related to those two JV's are included in other assets in the

(dollars in thousands, except per share data)

accompanying consolidated balance sheet. NVR has concluded that it is the primary beneficiary of the remaining JV because the Company has the controlling financial interest in the JV. The condensed balance sheet at December 31, 2010 of the consolidated JV is as follows:

	December 31, 2010
Cash	$ 358
Restricted cash	501
Other assets	126
Land under development	21,386
Total assets	$ 22,371
Debt	$ 7,592
Accrued expenses	59
Equity	14,720
Total liabilities and equity	$ 22,371

At December 31, 2009, NVR had an aggregate investment totaling approximately $25,000 in ten separate LLCs. As of December 31, 2009, eight of these LLCs were non-performing and as a result NVR had recorded an impairment reserve equal to the Company's total investment of approximately $3,000 in these LLCs. NVR does not expect to obtain any lots from these eight LLCs in future periods. In the two performing LLCs, the Company's aggregate investment totaled $22,000 and the Company controlled approximately 760 lots through these LLCs. The Company's investment in LLCs is recorded in "Other assets" in the consolidated financial statements. At December 31, 2009, NVR had additional funding commitments totaling $4,000 to one of these two performing LLCs. Also included in "Other assets" in the 2009 consolidated balance sheet is an acquisition and development loan note receivable that the Company purchased for approximately $20,000, on which the Company foreclosed on the underlying real estate.

Distributions received from joint ventures are considered operating cash flows within the accompanying statements of cash flows to the extent of NVR's cumulative share of joint venture income. Any distributions received in excess of that amount are considered a return of capital, and is classified as cash flows from investing activities.

Land Under Development

During 2010, NVR directly acquired four separate raw parcels of land zoned for their intended use with a cost basis at December 31, 2010 of approximately $78,000 that it intends to develop into approximately 890 finished lots for use in its homebuilding operations. All of the raw parcels are located in the Washington, D.C. metropolitan area. One of the parcels, with a cost basis of approximately $51,000 at December 31, 2010, was acquired from an entity controlled by Elm Street Development, Inc., which is controlled by one of our directors, William A. Moran. Land under development includes the land acquisition costs, direct improvement costs, capitalized interest, where applicable, and real estate taxes. Based on current market conditions, NVR may, on a very limited basis, directly acquire additional raw parcels to develop into finished lots.

4. Related Party Transactions

During the year ended December 31, 2010, NVR entered into new forward lot purchase agreements to purchase finished building lots for a total purchase price of approximately $55,000 with Elm Street Development, Inc. ("Elm Street"), which is controlled by one of our directors, Mr. Moran. The independent members of our Board approved these transactions, and the Company expects to purchase these finished lots over the next four years at the contract prices. During 2010, 2009 and 2008, NVR purchased developed lots at

(dollars in thousands, except per share data)

market prices from Elm Street for approximately $54,600, $46,700 and $38,000. NVR expects to purchase the majority of the remaining lots under contract at December 31, 2010 over the next four years for an aggregate purchase price of approximately $117,000. During 2010, NVR forfeited $118 of deposit to restructure a forward lot purchase agreement to obtain reduced purchase prices for finished lots under the agreement. The Company also continues to control a parcel of raw land expected to yield at least 600 finished lots through a joint venture entered into with Elm Street during 2009. NVR did not make any additional capital contributions to that joint venture in 2010. Further, during 2010, NVR also purchased a zoned, unimproved raw parcel of land from Elm Street for a total purchase price of approximately $49,000 which is included in the land under development caption in the accompanying balance sheet at a current cost basis, including development costs, of approximately $51,000. See Note 3 herein for further discussion of land under development.

5. Property, Plant and Equipment, net

	December 31,	
	2010	2009
Homebuilding:		
Office facilities and other	$ 13,554	$ 13,324
Model home furniture and fixtures	16,545	18,354
Manufacturing facilities	28,398	28,581
Property under capital leases	3,976	3,976
	62,473	64,235
Less: accumulated depreciation	(42,950)	(44,020)
	$ 19,523	$ 20,215
Mortgage Banking:		
Office facilities and other	$ 4,088	$ 3,586
Less: accumulated depreciation	(3,138)	(3,140)
	$ 950	$ 446

Certain property, plant and equipment listed above is collateral for certain debt of NVR as more fully described in Note 6 herein.

6. Debt

	December 31,	
	2010	2009
Homebuilding:		
Working capital revolving credit (a)	$ -	$ -
Other term debt:		
Capital lease obligations due in monthly installments through 2015 (b)	$ 1,751	$ 2,166
Senior notes (c)	$ -	$ 133,370
Mortgage Banking:		
Master repurchase agreement (d)	$ 90,338	$ 12,344

(dollars in thousands, except per share data)

(a) During 2010 and 2009, the Company, as borrower, had available a $300,000 unsecured working capital revolving credit facility (the "Facility"). Effective October 27, 2010, the Company voluntarily terminated the Facility which was set to expire on December 6, 2010. The Company currently does not intend to enter into a new credit facility; however, effective October 27, 2010, the Company entered into an uncommitted collateralized letter of credit facility to issue letters of credit in our ordinary course of business. See Note 10 for further discussion of letters of credit.

(b) The capital lease obligations have fixed interest rates ranging from 13.1% to 14.1% and are collateralized by land, buildings and equipment with a net book value of approximately $681 and $866 at December 31, 2010 and 2009, respectively.

The following schedule provides future minimum lease payments under all capital leases together with the present value as of December 31, 2010:

Year ending December 31,	
2011	$ 346
2012	644
2013	644
2014	669
2015	56
Thereafter	-
	2,359
Amount representing interest	(608)
	$ 1,751

(c) On June 17, 2003, NVR completed an offering, at par, for $200,000 of 5% Senior Notes due 2010 (the "Senior Notes") under a shelf registration statement filed in 1998 with the Securities and Exchange Commission (the "SEC"). The Senior Notes bore interest at 5%, payable semi-annually in arrears on June 15 and December 15. The Senior Notes matured on June 15, 2010, and upon their maturity, the Company redeemed the $133,370 in outstanding Senior Notes at par.

On September 8, 2008, the Company filed a shelf registration statement (the "2008 Shelf Registration") with the SEC to register for future offer and sale an unlimited amount of debt securities, common shares, preferred shares, depositary shares representing preferred shares and warrants. This discussion of the 2008 Shelf Registration does not constitute an offer of any securities for sale.

(d) On July 30, 2010, NVRM renewed and amended its Master Repurchase Agreement dated August 5, 2008 with U.S. Bank National Association, as Agent and representative of itself as a Buyer, and the other Buyers thereto (the "Master Repurchase Agreement") pursuant to a Second Amendment to Master Repurchase Agreement with U.S. Bank National Association, as Agent and representative of itself as Buyer ("Agent"), and the other Buyers thereto (together with the Master Repurchase Agreement, the "Repurchase Agreement"). The purpose of the Repurchase Agreement is to finance the origination of mortgage loans by NVRM. The Repurchase Agreement provides for loan purchases up to $100,000, subject to certain sub limits. In addition, the Repurchase Agreement provides for an accordion feature under which NVRM may request that the aggregate commitments under the Repurchase Agreement be increased to an amount up to $125,000. The Repurchase Agreement expires on August 2, 2011.

Advances under the Repurchase Agreement carry a Pricing Rate based on the Libor Rate plus the

(dollars in thousands, except per share data)

Libor Margin, or the Default Pricing Rate, as determined under the Repurchase Agreement, provided that the Pricing Rate shall not be less than 4.5%. Prior to the July 30, 2010 renewal date, the Pricing Rate was based on LIBOR plus LIBOR Margin, or at NVRM's option, the Balance Funded Rate, which included credit for compensating balances. Under the Repurchase Agreement, the Company may enter into separate agreements with the Buyers party to the Repurchase Agreement, adjusting the Pricing Rate in effect. These separate agreements do not effect the maximum aggregate commitment available under the Repurchase Agreement. There are several restrictions on purchased loans, including that they cannot be sold to others, they cannot be pledged to anyone other than the agent, and they cannot support any other borrowing or repurchase agreement. The average Pricing Rate on outstanding balances at December 31, 2010 was 4.1%. The average Pricing Rate for amounts outstanding under the previous Repurchase Agreement at December 31, 2009 was 4.1%.

At December 31, 2010, there was $90,338 outstanding under the Repurchase Agreement, which is included in Mortgage Banking "Note payable" in the accompanying consolidated balance sheet. Amounts outstanding under the Repurchase Agreement are collateralized by the Company's mortgage loans held for sale, which are included in assets in the December 31, 2010 balance sheet in the accompanying consolidated financial statements. There were no borrowing base limitations at December 31, 2010.

The Repurchase Agreement contains various affirmative and negative covenants. The negative covenants include among others, certain limitations on transactions involving acquisitions, mergers, the incurrence of debt, sale of assets and creation of liens upon any of its Mortgage Notes. Additional covenants include (i) a tangible net worth requirement, (ii) a minimum liquidity requirement, (iii) a minimum tangible net worth ratio, (iv) a minimum net income requirement, and (v) a maximum leverage ratio requirement. The Company was in compliance with all covenants under the Repurchase Agreement at December 31, 2010.

* * * * *

Maturities with respect to the Company's debt as of December 31, 2010 are as follows:

Year ending December 31,	
2011	$ 90,441
2012	456
2013	520
2014	616
2015	56
Thereafter	-
Total	$ 92,089

The $90,441 maturing in 2011 includes $90,338 of borrowings under the Repurchase Agreement.

7. Common Stock

There were 5,663,556 and 5,950,111 common shares outstanding at December 31, 2010 and 2009, respectively. As of December 31, 2010, NVR had reacquired a total of approximately 21,400,000 shares of NVR common stock at an aggregate cost of approximately $3,837,000 since December 31, 1993. The Company repurchased 644,562 shares at an aggregate purchase price of approximately $417,080 during 2010. The Company did not repurchase any shares during 2009 or 2008.

Since 1999, the Company has issued shares from the treasury for all stock option exercises. There

(dollars in thousands, except per share data)

have been approximately 6,507,000 common shares reissued from the treasury in satisfaction of stock option exercises and other employee benefit obligations. The Company issued 359,765; 418,775 and 426,751 such shares during 2010, 2009 and 2008, respectively.

8. Income Taxes

The provision for income taxes consists of the following:

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Current:			
Federal	$ 96,449	$ 69,911	$ 63,614
State	12,468	8,556	9,785
Deferred:			
Federal	6,352	23,474	(5,702)
State	1,119	4,293	(1,134)
	$ 116,388	$ 106,234	$ 66,563

In addition to amounts applicable to income before taxes, the following income tax benefits were recorded in shareholders' equity:

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Income tax benefits arising from compensation expense for tax purposes in excess of amounts recognized for financial statement purposes	$ 63,558	$ 66,448	$ 50,240

Deferred income taxes on NVR's consolidated balance sheets are comprised of the following:

	December 31, 2010	December 31, 2009
Deferred tax assets:		
Other accrued expenses and contract land deposit reserve	$ 96,459	$ 104,907
Deferred compensation	11,642	16,897
Equity-based compensation expense	49,469	43,149
Uniform capitalization	5,495	5,477
Unrecognized tax benefit	24,514	25,671
Other	5,856	10,480
Total deferred tax assets	193,435	206,581
Less: deferred tax liabilities	948	531
Net deferred tax position	$ 192,487	$ 206,050

Deferred tax assets arise principally as a result of various accruals required for financial reporting purposes, stock option expense and deferred compensation, which are not currently deductible for tax return purposes.

(dollars in thousands, except per share data)

Management believes that the Company will have sufficient available carry-backs and future taxable income to make it more likely than not that the net deferred tax assets will be realized. Federal taxable income is estimated to be $118,240 for the year ended December 31, 2010, and was $56,157 for the year ended December 31, 2009.

A reconciliation of income tax expense in the accompanying Consolidated Statements of Income to the amount computed by applying the statutory Federal income tax rate of 35% to income before taxes is as follows:

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Income taxes computed at the Federal statutory rate	$ 112,838	$ 104,445	$ 58,609
State income taxes, net of Federal income tax benefit	7,731	7,467	6,004
Other, net	(4,181)	(5,678)	1,950
	$ 116,388	$ 106,234	$ 66,563

The Company's effective tax rate in 2010, 2009 and 2008 was 36.10%, 35.60% and 39.75%, respectively. The lower effective tax rates in 2010 and 2009 as compared to 2008 were due to the expiration of certain tax reserves previously established, the amendment of certain prior year federal and state income tax returns that the Company believes will result in tax refunds, and changes under Internal Revenue Code Section 199, domestic manufacturing deduction, that provides the Company the ability to obtain a larger tax benefit. In addition, the 2009 effective tax rate was favorably impacted by Mr. Schar relinquishing his Executive Officer role with the Company in 2009, generating a tax benefit related to compensation expense recorded for certain outstanding option grants held by Mr. Schar that were previously considered to be a permanent non-deductible tax difference.

The Company files a consolidated U.S. federal income tax return, as well as state and local tax returns in all jurisdictions where the Company maintains operations. With few exceptions, the Company is no longer subject to income tax examinations by tax authorities for years prior to 2007.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Year Ended December 31, 2010	Year Ended December 31, 2009
Balance at beginning of year	$ 48,669	$ 53,339
Additions for tax positions for prior years	-	72
Additions based on tax positions related to the current year	4,092	2,769
Reductions for tax positions of prior years	(8,039)	(7,511)
Settlements	-	-
Balance at end of year	$ 44,722	$ 48,669

If recognized, the total amount of unrecognized tax benefits that would affect the effective tax rate (on a net basis) is $29,070.

The Company recognizes interest related to unrecognized tax benefits as a component of income tax expense. For the years ended December 31, 2010, 2009 and 2008 the Company accrued interest on unrecognized tax benefits in the amounts of $573, $932 and $5,150, respectively. For the years ended December 31, 2010 and 2009, the Company had a total of $22,721 and $22,149, respectively, of accrued

(dollars in thousands, except per share data)

interest on unrecognized tax benefits in its balance sheet. Based on its historical experience in dealing with various taxing authorities, the Company has found that it is the administrative practice of these authorities to not seek penalties from the Company for the tax positions it has taken on its returns, related to its unrecognized tax benefits. Therefore, the Company does not accrue penalties for the positions in which it has an unrecognized tax benefit. However, if such penalties were to be accrued, they would be recorded as a component of income tax expense.

The Company believes that within the next 12 months, it is reasonably possible that the unrecognized tax benefits will be reduced by approximately $3,026 due to statute expiration in various state jurisdictions. The Company is currently under audit by the states of New York, Pennsylvania, South Carolina and Tennessee.

9. Equity-Based Compensation, Profit Sharing and Deferred Compensation Plans

Equity-Based Compensation Plans

NVR's equity-based compensation plans provide for the granting of non-qualified stock options to purchase shares of NVR common stock ("Options") and restricted share units ("RSUs") to key management employees, including executive officers and Board members, of the Company. The exercise price of Options granted is equal to the closing price of the Company's common stock on the New York Stock Exchange on the day prior to the date of grant, and RSUs are issued at a $0 exercise price. Options are granted for a ten-year term and typically vest in separate tranches over periods of 3 to 8 years, depending upon the plan from which the shares were granted, based solely on continued employment or continued service as a Director. RSUs are also granted for a ten-year term and generally vest in separate tranches over a period of 2 years, based solely on continued employment or continued service as a Director. At December 31, 2010, there was an aggregate of 1,053,425 options and 149,727 RSUs outstanding, and there were an additional 270,247 available shares to be granted under existing equity-based compensation plans. Of the available shares to be granted, up to 90,273 shares may be granted in the form of RSUs.

The following is a summary description of each of the Company's equity-based compensation plans for any plan with grants outstanding at December 31, 2010:

- During 1996, the Company's shareholders approved the Board of Directors' adoption of the Management Long-Term Stock Option Plan (the "1996 Option Plan"). There are 2,000,000 Options authorized under the Management Long Term Stock Option Plan. All Options were granted at an exercise price equal to the closing price of the Company's common stock on the New York Stock Exchange on the day prior to the date of grant. The outstanding Options expire 10 years after the dates upon which they were granted, and vest annually in 25% increments beginning on December 31, 2006, or later depending on the date of grant. There are no grants remaining available to issue from the 1996 Option Plan.

- During 1999, the Company's shareholders approved the Board of Directors' adoption of the 1998 Management Long-Term Stock Option Plan (the "1998 Option Plan"). There are 1,000,000 Options authorized under the 1998 Option Plan. All Options were granted at an exercise price equal to the closing price of the Company's common stock on the New York Stock Exchange on the day prior to the date of grant. The Options expire 10 years after the dates upon which they were granted. The outstanding Options generally vest in 25% increments beginning on December 31, 2006, or later depending on the date of grant. There are no grants remaining available to issue from the 1998 Option Plan.

(dollars in thousands, except per share data)

- During 1999, the Company's shareholders approved the Board of Directors' adoption of the 1998 Directors' Long Term Stock Option Plan (the "1998 Directors' Plan"). There were 150,000 Options to purchase shares of common stock authorized for grant to the Company's outside directors under the 1998 Directors' Plan. All Options are granted at an exercise price equal to the closing price of the Company's common stock on the New York Stock Exchange on the day prior to the date of grant. The Options were granted for a 10-year period and generally vest annually in twenty-five percent (25%) increments beginning on December 31, 2006, or later as determined by the date of grant. There are no grants remaining available to issue from the 1998 Directors' Plan.

- During 2000, the Board approved the 2000 Broadly-Based Stock Option Plan (the "2000 Plan"). The Company did not seek approval from its shareholders for the 2000 Plan. There are 2,000,000 Options authorized under the 2000 Plan. All Options are granted at an exercise price equal to the closing price of the Company's common stock on the New York Stock Exchange on the day prior to the date of grant. Grants under the 2000 Plan are available to both employees and members of the Board. The distribution of Options to key employees and members of the board, in aggregate, are limited to 50% or less of the total options authorized under the 2000 Plan. Options granted under the 2000 Plan expire 10 years from the date of grant, and generally vest annually in 25% increments beginning on December 31, 2006, or later depending on the date of grant. There are no grants remaining available to issue from the 2000 Plan.

- During 2010, the Company's shareholders approved the Board of Directors' adoption of the 2010 Equity Incentive Plan (the "2010 Equity Plan"). The 2010 Equity Plan authorizes the Company to issue non-qualified stock options ("Options") and restricted share units ("RSUs") to key management employees, including executive officers and Board members, to acquire up to an aggregate 700,000 shares of the Company's common stock. Of the 700,000 aggregate shares available to issue, up to 240,000 may be granted in the form of RSUs. All Options are granted at an exercise price equal to the closing price of the Company's common stock on the New York Stock Exchange on the day prior to the date of grant, and all RSUs are granted at a $0 exercise price. The Options and RSUs are granted for a 10-year period. The RSUs generally vest annually in 50% increments beginning on December 31, 2011, and the Options generally vest as to 50% of the underlying shares in annual increments beginning on December 31, 2013. At December 31, 2010, there were 270,247 shares available to be granted under the 2010 Equity Plan, of which 90,273 may be granted as RSU's.

During 2010, the Company issued Options to purchase 152,690 shares of its common stock under the 2000 Plan. The Company also issued 282,143 Options and 150,504 RSUs under the 2010 Plan. The exercise price of each Option granted was equal to the closing price of the Company's common stock on the day immediately preceding the date of grant, and each RSU was granted at a $0 exercise price. Each Option and RSU was granted for a term of ten (10) years from the date of grant. The majority of the Options will vest in 50% increments on each of December 31, 2013 and 2014, and the RSUs will vest in 50% increments on each of December 31, 2011 and 2012. All Options and RSUs granted are subject to the grantee's continued employment or continued service as a Director, as applicable.

The following table provides additional information relative to NVR's equity-based compensation plans for the year ended December 31, 2010:

(dollars in thousands, except per share data)

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Life (Years)	Aggregate Intrinsic Value
Stock Options				
Outstanding at beginning of period	999,142	$ 342.08		
Granted	434,833	701.94		
Exercised	(359,765)	218.55		
Forfeited	(20,723)	524.91		
Expired	(62)	759.00		
Outstanding at end of period	1,053,425	$ 529.18	6.2	$ 170,486
Exercisable at end of period	567,383	$ 400.94	3.3	$ 164,586
RSUs (1)				
Outstanding at beginning of period	-			
Granted	150,504			
Forfeited	(777)			
Outstanding at end of period	149,727			$ 103,464
Exercisable at end of period	-			$ -

(1) RSUs granted in the current year were issued at a $0 exercise price.

To estimate the grant-date fair value of its stock options, the Company uses the Black-Scholes option-pricing model. The Black-Scholes model estimates the per share fair value of an option on its date of grant based on the following factors: the option's exercise price; the price of the underlying stock on the date of grant; the estimated dividend yield; a "risk-free" interest rate; the estimated option term; and the expected volatility. For the "risk-free" interest rate, the Company uses a U.S. Treasury Strip due in a number of years equal to the option's expected term. NVR has concluded that its historical exercise experience is the best estimate of future exercise patterns to determine an option's expected term. To estimate expected volatility, NVR analyzed the historic volatility of its common stock over a period equal to the option's expected term. The fair value of the Options granted during 2010 was estimated on the grant date using the Black-Scholes option-pricing model based on the following assumptions:

	2010	2009	2008
Estimated option life	5.02 years	4.70 years	3.95 years
Risk free interest rate (range)	0.99% - 2.84%	1.78% - 3.65%	1.00% - 4.19%
Expected volatility (range)	34.34% - 41.12%	31.83% - 41.72%	31.57% - 38.75%
Expected dividend rate	0.00%	0.00%	0.00%
Weighted average grant-date fair value per share of options granted	$ 256.35	$ 187.10	$ 156.85

In accordance with ASC Topic 718, *Compensation-Stock Compensation*, the fair value of the RSUs is measured as if they were vested and issued on the grant date. Additionally, under ASC 718, service only restrictions on vesting of RSUs are not reflected in the fair value calculation at the grant date. As a result, the fair value of the RSUs was the closing price of the Company's common stock on the day immediately preceding the date of grant. The weighted average fair value of the RSUs granted in the current year was $702.94 per share.

Compensation cost for Options and RSUs is recognized on a straight-line basis over the requisite service period for the entire award (from the date of grant through the period of the last separately vesting

(dollars in thousands, except per share data)

portion of the grant). For the recognition of equity-based compensation, the RSUs are treated as a separate award from the Options. Compensation cost is recognized within the income statement in the same expense line as the cash compensation paid to the respective employees. ASC 718 also requires the Company to estimate forfeitures in calculating the expense related to stock-based compensation and requires that the compensation costs of stock-based awards be recognized net of estimated forfeitures. The impact on compensation costs due to changes in the expected forfeiture rate will be recognized in the period that they become known. In 2010, 2009, and 2008, the Company recognized $53,136, $46,302 and $41,204 in equity-based compensation costs, respectively, and approximately $19,200, $18,000 and $12,600 tax benefit related to equity-based compensation costs, respectively. In 2010, the Company reversed approximately $7,600 in stock-based compensation expense previously recorded to adjust compensation expense for the actual forfeiture experience from prior forfeiture rate estimates. The reversal was made to the accounts originally charged as follows; approximately $6,600 and $400 from homebuilding general and administrative and cost of sales expense, respectively, and approximately $600 from NVRM general and administrative expense.

As of December 31, 2010, the total unrecognized compensation cost for all outstanding Options and RSUs equals approximately $165,232, net of estimated forfeitures. The unrecognized compensation cost will be recognized over each grant's applicable vesting period with the latest vesting date being December 31, 2016. The weighted-average period over which the unrecognized compensation will be recorded is equal to approximately 2.1 years.

The Company settles option exercises by issuing shares of treasury stock to option holders. Shares are relieved from the treasury account based on the weighted average cost of treasury shares acquired. During the years ended December 31, 2010, 2009 and 2008, options to purchase shares of the Company's common stock of 359,765; 418,775 and 426,751 were exercised. Information with respect to the exercised options is as follows:

	2010	2009	2008
Aggregate exercise proceeds (1)	$ 78,626	$ 79,157	$ 70,978
Aggregate intrinsic value on exercise dates	$ 165,007	$ 135,652	$ 175,190

(1) Aggregate exercise proceeds include the option exercise price received in cash or the fair market value of NVR stock surrendered by the optionee in lieu of cash.

The Company has elected the alternative transition method to establish the beginning balance of the additional paid-in capital pool available to absorb any future write-offs of deferred tax benefits associated with stock-based compensation.

Profit Sharing Plans

NVR has a trustee-administered, profit sharing retirement plan (the "Profit Sharing Plan") and an Employee Stock Ownership Plan ("ESOP") covering substantially all employees. The Profit Sharing Plan and the ESOP provide for annual discretionary contributions in amounts as determined by the NVR Board of Directors. The combined plan contribution for the years ended December 31, 2010, 2009 and 2008 was $6,567, $6,447 and $6,856, respectively. The ESOP purchased approximately 8,700 and 9,400 shares of NVR common stock in the open market for the 2010 and 2009 plan year contributions, respectively, using cash contributions provided by the Company. As of December 31, 2010, all shares held by the ESOP had been allocated to participants' accounts. The 2010 plan year contribution was funded and fully allocated to participants in February 2011.

(dollars in thousands, except per share data)

Deferred Compensation Plans

The Company has two deferred compensation plans ("Deferred Comp Plans"). The specific purpose of the Deferred Comp Plans is to i) establish a vehicle whereby named executive officers may defer the receipt of salary and bonus that otherwise would be nondeductible for Company tax purposes into a period where the Company would realize a tax deduction for the amounts paid, and ii) to enable certain of our employees who are subject to the Company's stock holding requirements to acquire shares of our common stock on a pre-tax basis in order to more quickly meet, and maintain compliance with those stock holding requirements. Amounts deferred into the Deferred Comp Plans are invested in NVR common stock, held in a rabbi trust account, and are paid out in a fixed number of shares upon expiration of the deferral period.

The rabbi trust account held 158,894 and 265,278 shares of NVR common stock as of December 31, 2010 and 2009, respectively. During 2010, 106,384 shares of NVR common stock were issued from the rabbi trust related to deferred compensation for which the deferral period ended. There were no shares of NVR common stock contributed to the rabbi trust in 2010, 2009 or 2008. Shares held by the Deferred Comp Plan are treated as outstanding shares in the Company's earnings per share calculation for each of the years ended December 31, 2010, 2009 and 2008.

10. Commitments and Contingent Liabilities

NVR is committed under multiple non-cancelable operating leases involving office space, model homes, manufacturing facilities, automobiles and equipment. Future minimum lease payments under these operating leases as of December 31, 2010 are as follows:

Year ended December 31,		
2011	$	19,014
2012		13,715
2013		10,305
2014		8,188
2015		6,260
Thereafter		16,926
		74,408
Sublease income		(1,201)
	$	73,207

Total rent expense incurred under operating leases was approximately $29,741, $34,024 and $45,841 for the years ended December 31, 2010, 2009 and 2008, respectively.

The Company generally does not engage in the land development business. Instead, the Company typically acquires finished building lots at market prices from various development entities under fixed price purchase agreements. The purchase agreements require deposits that may be forfeited if the Company fails to perform under the agreement. The deposits required under the purchase agreements are in the form of cash or letters of credit in varying amounts, and typically range up to 10% of the aggregate purchase price of the finished lots. The Company believes this lot acquisition strategy reduces the financial requirements and risks associated with direct land ownership and land development. The Company generally seeks to maintain control over a supply of lots believed to be suitable to meet its five-year business plan. At December 31, 2010, assuming that contractual development milestones are met, the Company is committed to placing additional forfeitable deposits with land developers under existing lot option contracts of $43,178. The Company also has seven specific performance contracts pursuant to

(dollars in thousands, except per share data)

which the Company is committed to purchasing forty-three finished lots at an aggregate purchase price of approximately $1,900.

During the ordinary course of operating the mortgage banking and homebuilding businesses, the Company is required to enter into bond or letter of credit arrangements with local municipalities, government agencies, or land developers to collateralize its obligations under various contracts. The Company had approximately $38,300 of contingent obligations under such agreements (including $16,400 for letters of credit as described in Note 6(a) herein) as of December 31, 2010. The Company believes it will fulfill its obligations under the related contracts and does not anticipate any material losses under these bonds or letters of credit.

The following table reflects the changes in the Company's warranty reserve for the following (see Note 1 herein for further discussion of warranty/product liability reserves):

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Warranty reserve, beginning of year	$ 64,417	$ 68,084	$ 70,284
Provision	44,633	35,688	40,468
Payments	(39,263)	(39,355)	(42,668)
Warranty reserve, end of year	$ 69,787	$ 64,417	$ 68,084

On July 18, 2007, former and current employees filed lawsuits against the Company in the Court of Common Pleas in Allegheny County, Pennsylvania and Hamilton County, Ohio, in Superior Court in Durham County, North Carolina, and in the Circuit Court in Montgomery County, Maryland, and on July 19, 2007 in the Superior Court in New Jersey, alleging that the Company incorrectly classified its sales and marketing representatives as being exempt from overtime wages. These lawsuits are similar in nature to another lawsuit filed on October 29, 2004 by another former employee in the United States District Court for the Western District of New York. The complaints seek injunctive relief, an award of unpaid wages, including fringe benefits, liquidated damages equal to the overtime wages allegedly due and not paid, attorney and other fees and interest, and where available, multiple damages. The suits were filed as purported class actions. However, while a number of individuals have filed consents to join and assert federal claims in the New York action, none of the groups of employees that the lawsuits purport to represent have been certified as a class. The lawsuits filed in Ohio, Pennsylvania, Maryland, New Jersey and North Carolina have been stayed pending further developments in the New York action.

The Company believes that its compensation practices in regard to sales and marketing representatives are entirely lawful and in compliance with two letter rulings from the United States Department of Labor ("DOL") issued in January 2007. The two courts to most recently consider similar claims against other homebuilders have acknowledged the DOL's position that sales and marketing representatives were properly classified as exempt from overtime wages and the only court to have directly addressed the exempt status of such employees concluded that the DOL's position was valid. Accordingly, the Company has vigorously defended and intends to continue to vigorously defend these lawsuits. Because the Company is unable to determine the likelihood of an unfavorable outcome of this case, or the amount of damages, if any, the Company has not recorded any associated liabilities in the accompanying consolidated balance sheets.

In June 2010, the Company received a Request for Information from the United States Environmental Protection Agency (the "EPA") pursuant to Section 308 of the Clean Water Act. The request seeks information about storm water discharge practices in connection with homebuilding projects completed or underway by the Company. The Company has been cooperating with this request, has provided information to the EPA and intends to continue cooperating with the EPA's inquiries. At this time, the Company cannot predict the outcome of this inquiry, nor can it reasonably estimate the potential costs that may be associated

(dollars in thousands, except per share data)

with its eventual resolution.

In April 2010, NVRM received a Report of Examination ("ROE") from the Office of the Commissioner of Banks of the State of North Carolina (the "NCCOB") reporting certain findings that resulted from the NCCOB's examination of selected files relating to loans originated by NVRM in North Carolina between August 1, 2006 and August 31, 2009. The ROE alleged that certain of the loan files reflected violations of North Carolina and/or U.S. lending or consumer protection laws. The ROE requested that NVRM correct or otherwise address the alleged violations and in some instances requested that NVRM undertake an examination of all of its other loans in North Carolina to determine whether similar alleged violations may have occurred, and if so, to take corrective action. NVRM responded to the ROE by letter dated June 10, 2010, contesting the findings and allegations, providing factual information to correct certain of the findings, and refuting the NCCOB's interpretation of applicable law. On November 15, 2010, the NCCOB provided a written response to NVRM's June 10, 2010 letter closing certain alleged violations while reasserting certain other violations. On January 12, 2011, NVRM responded to the NCCOB's November 15, 2010 letter providing additional factual information to address the remaining findings, and refuting the NCCOB's interpretation of applicable law. Accordingly, while the outcome of the matter is currently not determinable, the Company does not expect resolution of the matter to have a material adverse effect on the Company's financial position.

The Company and its subsidiaries are also involved in various other litigation arising in the ordinary course of business. In the opinion of management, and based on advice of legal counsel, this litigation is not expected to have a material adverse effect on the financial position or results of operations of the Company. Legal costs incurred in connection with outstanding litigation are expensed as incurred.

11. Fair Value

Financial Instruments

On June 15, 2010, the Company redeemed upon maturity, the outstanding 5% Senior Notes due 2010 ("Senior Notes") at par. As of December 31, 2009, the carrying value of the Senior Notes was $133,370, and the estimated fair value, which is based on a quoted market price, was $134,829.

Derivative Instruments and Mortgage Loans Held for Sale

In the normal course of business, NVR's mortgage banking segment enters into contractual commitments to extend credit to buyers of single-family homes with fixed expiration dates. The commitments become effective when the borrowers "lock-in" a specified interest rate within time frames established by NVR. All mortgagors are evaluated for credit worthiness prior to the extension of the commitment. Market risk arises if interest rates move adversely between the time of the "lock-in" of rates by the borrower and the sale date of the loan to a broker/dealer. To mitigate the effect of the interest rate risk inherent in providing rate lock commitments to borrowers, the Company enters into optional or mandatory delivery forward sale contracts to sell whole loans and mortgage-backed securities to broker/dealers. The forward sale contracts lock in an interest rate and price for the sale of loans similar to the specific rate lock commitments. NVR does not engage in speculative or trading derivative activities. Both the rate lock commitments to borrowers and the forward sale contracts to broker/dealers are undesignated derivatives and, accordingly, are marked to fair value through earnings. At December 31, 2010, there were contractual commitments to extend credit to borrowers aggregating $96,265 and open forward delivery contracts aggregating $262,839.

GAAP assigns a fair value hierarchy to the inputs used to measure fair value. Level 1 inputs are quoted prices in active markets for identical assets and liabilities. Level 2 inputs are inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs. The fair value of the Company's rate lock commitments to borrowers and the related input levels includes, as applicable:

i) the assumed gain/loss of the expected resultant loan sale (level 2);
ii) the effects of interest rate movements between the date of the rate lock and the balance sheet date (level 2); and
iii) the value of the servicing rights associated with the loan (level 2).

The assumed gain/loss considers the amount that the Company has discounted the price to the borrower from par for competitive reasons and the excess servicing to be received or buydown fees to be paid upon securitization of the loan. The excess servicing and buydown fees are calculated pursuant to contractual terms with investors. To calculate the effects of interest rate movements, the Company utilizes applicable published mortgage-backed security prices, and multiplies the price movement between the rate lock date and the balance sheet date by the notional loan commitment amount. The Company sells all of its loans on a servicing released basis, and receives a servicing released premium upon sale. Thus, the value of the servicing rights, which averaged 148 basis points of the loan amount as of December 31, 2010, is included in the fair value measurement and is based upon contractual terms with investors and varies depending on the loan type. The Company assumes an approximate 7% fallout rate when measuring the fair value of rate lock commitments. Fallout is defined as locked loan commitments for which the Company does not close a mortgage loan and is based on historical experience.

The fair value of the Company's forward sales contracts to broker/dealers solely considers the market price movement of the same type of security between the trade date and the balance sheet date (level 2). The market price changes are multiplied by the notional amount of the forward sales contracts to measure the fair value.

Mortgage loans held for sale are recorded at fair value when closed, and thereafter are carried at the lower of cost or fair value, net of deferred origination costs, until sold. The fair value of loans held for sale of $177,244 included in the accompanying consolidated balance sheet has been reduced by $4,453 from the aggregate principal balance of $181,697.

The undesignated derivative instruments are included in the accompanying consolidated balance sheet as follows:

	Balance Sheet Location	Fair Value December 31, 2010
Derivative Assets:		
Rate Lock Commitments and Forward Sales Contracts	NVRM - Other assets	$ 5,461

The unrealized gain or loss from the change in the fair value measurements is included in earnings as a component of mortgage banking fees in the accompanying consolidated statements of income as follows:

(dollars in thousands, except per share data)

	Notional or Principal Amount	Assumed Gain (Loss) From Loan Sale	Interest Rate Movement Effect	Servicing Rights Value	Security Price Change	Total Fair Value Adjustment Gain/(Loss)
Rate lock commitments	$ 96,265	$ (459)	$ (317)	$ 1,333	$ -	$ 557
Forward sales contracts	$ 262,839	-	-	-	4,904	4,904
Mortgages held for sale	$ 181,697	(907)	(6,217)	2,671	-	(4,453)
Total Fair Value Measurement, December 31, 2010		(1,366)	(6,534)	4,004	4,904	1,008
Less: Fair Value Measurement, December 31, 2009		(788)	(2,501)	2,187	2,445	1,343
Total Fair Value Adjustment for the period ended December 31, 2010		**$ (578)**	**$ (4,033)**	**$ 1,817**	**$ 2,459**	**$ (335)**

The fair value measurement will be impacted in the future by the change in the value of the servicing rights and the volume and product mix of the Company's closed loans and locked loan commitments.

12. Mortgage Loan Loss Allowance

During the years ended December 31, 2010, 2009 and 2008, the Company recorded pre-tax charges for loan losses of approximately $6,200, $200 and $850, respectively. Included in the Mortgage Banking segment's Accounts Payable and Other Liabilities line item within the accompanying consolidated balance sheet is a mortgage loan loss allowance equal to approximately $8,200 and $3,200 at December 31, 2010 and December 31, 2009, respectively.

13. Quarterly Results (unaudited)

The following table sets forth unaudited selected financial data and operating information on a quarterly basis for the years ended December 31, 2010 and 2009.

	Year Ended December 31, 2010			
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenues-homebuilding operations	$ 794,470	$ 661,935	$ 946,972	$ 577,381
Gross profit – homebuilding operations	$ 139,505	$ 121,152	$ 175,497	$ 106,312
Mortgage banking fees	$ 16,535	$ 14,234	$ 17,532	$ 12,833
Net income	$ 58,698	$ 43,944	$ 71,276	$ 32,087
Diluted earnings per share	$ 9.96	$ 7.31	$ 11.13	$ 5.01
Contracts for sale, net of cancellations (units)	1,765	2,151	2,559	2,940
Settlements (units)	2,639	2,127	3,345	1,919
Backlog, end of period (units)	2,916	3,790	3,766	4,552
Loans closed	$ 597,949	$ 497,404	$ 706,551	$ 418,042

NVR, Inc.
Notes to Consolidated Financial Statements
(dollars in thousands, except per share data)

	Year Ended December 31, 2009			
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenues-homebuilding operations	$ 730,140	$ 792,510	$ 612,488	$ 548,329
Gross profit – homebuilding operations	$ 137,919	$ 155,868	$ 118,248	$ 85,699
Mortgage banking fees	$ 15,662	$ 21,506	$ 12,943	$ 10,270
Net income	$ 60,639	$ 72,127	$ 41,426	$ 17,988
Diluted earnings per share	$ 9.61	$ 11.59	$ 6.79	$ 3.02
Contracts for sale, net of cancellations (units)	2,000	2,255	2,728	2,426
Settlements (units)	2,550	2,671	2,048	1,773
Backlog, end of period (units)	3,531	4,081	4,497	3,817
Loans closed	$ 542,147	$ 603,317	$ 487,618	$ 427,294

Exhibit 3.1

RESTATED ARTICLES OF INCORPORATION
OF
NVR, INC.

1. **Name.** The name of the corporation is NVR, Inc. (herein called the "Corporation").

2. **Purposes.** The purpose or purposes for which the Corporation is organized are to transact any or all lawful business for which corporations may be incorporated under the Virginia Stock Corporation Act.

3. **Registered Office and Agent.** The post office address of the registered office of the Corporation is 8270 Greensboro Drive, Suite 810, McLean, Virginia 22102. The name of the county in which the registered office is located is the County of Fairfax. The name of the registered agent of the Corporation is James M. Sack, who is Secretary of the Corporation and a member of the Virginia State Bar, and whose business office is the same as the registered office of the Corporation.

4. **Capital Stock.**

(a) The aggregate number of shares of all classes of stock which the Corporation shall have authority to issue is seventy-five million (75,000,000) shares, with a par value of one cent ($.01) per share, of which 60,000,000 shall be Common Stock and 15,000,000 shares shall be preferred stock, which shall have such designations and such preferences, limitations, and relative rights as may be established by one or more amendments of these Articles of Incorporation adopted by the Board of Directors or the shareholders in accordance with the Virginia Stock Corporation Act.

(b) The Corporation shall not issue any nonvoting equity securities *provided that* this provision, which is included in these Articles of Incorporation in compliance with section 1123(a)(6) of the United States Bankruptcy Code of 1978, as amended, shall have no force or effect beyond that required by such section 1123(a)(6) and shall be effective only for so long as such section 1123(a)(6) is in effect and applicable to the Corporation.

5. **Reserved.**

6. **No Preemptive Rights.** No shareholder of the Corporation shall have any preemptive rights to purchase, subscribe for or otherwise acquire any stock or other securities of the Corporation, whether now or hereafter authorized, and any and all preemptive rights are hereby denied.

7. **Directors.**

(a) The number of directors of the Corporation shall be no less than seven and no more than thirteen, as determined from time to time by the Board of Directors by resolution. Beginning with the annual meeting of shareholders to be held in 2011, each director shall hold office for a term expiring at the **next** annual meeting of shareholders following such director's election and until such director's successor is elected and qualified. Any reduction of the authorized number of directors will not have the effect of removing any director prior to the expiration of such director's term. The existence of a vacancy on the board of directors shall not affect the validity of any action taken by the board of directors during the pendency of such vacancy.

(b) Directors shall be removed only for cause and only by the affirmative vote of holders of shares of the Corporation having a majority of the votes entitled to be cast in the election of directors in accordance with procedures set forth in the bylaws, not inconsistent with these Articles of Incorporation. For purposes of this Article 7, "cause" shall mean, with regard to any director, (i) a director's continuing, willful failure, or physical inability, to perform the duties required of his or her position, (ii) gross negligence or breach of fiduciary duty by a director in the performance of his or her duties as a director, (iii) the conviction or plea of *nolo contendere* to a crime by a director that constitutes a felony under the laws of the United States, or any state thereof, which results or was intended to result directly or indirectly in gain or personal enrichment by such director at the expense of the Corporation or involves moral turpitude, or (iv) material breaches (following notice and an opportunity to cure) of any covenants by the director contained in any agreement between the director and the Corporation or any subsidiary.

(c) Except with respect to the filling of vacancies as provided in the Corporation's Bylaws, and unless otherwise required by law, each director shall be elected by a majority of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present; provided that if the number of nominees exceeds the number of directors to be elected, each director shall be elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. For purposes of this Article 7(c), a majority of the votes cast means that the number of shares voted "for" a director must exceed the number of shares voted "against" that director.

8. **Indemnification.**

(a) The Corporation shall to the fullest extent permitted by the laws of the Commonwealth of Virginia, as presently in effect or as the same hereafter may be amended and supplemented, indemnify an individual who is or was a director or officer of the Corporation or any constituent corporation or other business entity absorbed by the Corporation in a merger or consolidation, or, at the request of the Corporation or such other corporation or business entity, any other corporation or business entity and who was, is, or is threatened to be made a named defendant or respondent in any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal (collectively, a "proceeding") by reason of the fact that such individual is or was a director or officer of the Corporation, against any obligation to pay a judgment, settlement, penalty, fine (including any excise tax assessed with respect to any employee benefit plan) or other liability and reasonable expenses (including counsel fees) incurred with respect to such a proceeding, except such liabilities and expenses as are incurred because of such director's or officer's willful misconduct or knowing violation of the criminal law. The Corporation is authorized to contract in advance to indemnify and make advances and reimbursements for expenses to any of its directors or officers to the same extent provided in this Article 8. The Corporation also shall have the authority to indemnify any of its employees or agents, upon a determination of the board of directors that such indemnification is appropriate, to the same extent as the indemnification of its directors and officers permitted in this Article 8.

(b) Unless a determination has been made that indemnification is not permissible, the Corporation shall make advances and reimbursements for expenses reasonably incurred by a director or officer in a proceeding as described above upon receipt of an undertaking from such director or officer to repay the same if it is ultimately determined that such director or officer is not entitled to indemnification. Such undertaking shall be an unlimited, unsecured general obligation of the director or officer and shall be accepted without reference to such director's or officer's ability to make repayment.

(c) The determination that indemnification under this Article is permissible, the authorization of such indemnification (if applicable), and the evaluation as to the reasonableness of expenses in a specific case shall be made as provided by law. The termination of a proceeding by judgement, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent shall not of itself create a presumption that a director or officer acted in such a manner as to make him ineligible for indemnification.

(d) For the purposes of this Article 8, every reference to a director or officer shall include, without limitation, (i) every director or officer of the Corporation, (ii) an individual who, while a director or officer, is or was serving at the Corporation's request as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, (iii) an individual who formerly was a director or officer of the Corporation or occupied any of the other positions referred to in clause (ii) of this sentence, and (iv) the estate, personal representative, heirs, executors and administrators of a director or officer of the Corporation or other person referred to herein. Service as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise controlled by the Corporation shall be deemed service at the request of the Corporation. A director or officer shall be deemed to be serving an employee benefit plan at the Corporation's request if such person's duties to the Corporation also impose duties on, or otherwise involve services by, such person to the plan or to participants in or beneficiaries of the plan.

(e) Indemnification pursuant to this Article 8 shall not be exclusive of any other right of indemnification to which any person may be entitled, including indemnification pursuant to a valid contract, indemnification by legal entities other than the Corporation and indemnification under policies of insurance purchased and maintained by the Corporation or others. No person shall be entitled to indemnification by the Corporation, however, to the extent such person is actually indemnified by another entity, including an insurer. In addition to any insurance which may be maintained on behalf of any director, officer, or other person, the Corporation is authorized to purchase and maintain insurance against any liability it may have under this Article 8 to protect any of the persons named above against any liability arising from their service to the Corporation or any other entity at the Corporation's request, regardless of the
Corporation's power to indemnify against such liability. The provisions of this Article 8 shall not be deemed to preclude the Corporation from entering into contracts otherwise permitted by law with any individuals or entitles other than those named in this Article 8.

(f) The provisions of this Article 8 shall be applicable from and after its adoption even though some or all of the underlying conduct or events relating to a proceeding may have occurred before such adoption. No amendment, modification or repeal of this Article 8 shall diminish the rights provided hereunder to any person arising from conduct or events occurring before the adoption of such amendment, modification or repeal. If any provision of this Article 8 or its application to any person or circumstance is held invalid by a court of competent jurisdiction, the invalidity shall not affect other provisions or applications of this Article 8, and to this end the provisions of this Article 8 are severable.

9. **Limitation of Liability of Officers and Directors.** Except as otherwise provided by the laws of the Commonwealth of Virginia, as presently in effect or as the same hereafter may be amended and supplemented, no damages shall be assessed against an officer or director in any

proceeding brought by or in the right of the Corporation or brought by or on behalf of shareholders of the Corporation. The liability of an officer or director shall not be eliminated as provided in this Article 9 if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law, including, without limitation, any laws prohibiting insider trading or manipulation of the market for any security. The provisions of this Article 9 shall be applicable from and after its adoption even though some or all of the underlying conduct or events relating to a proceeding may have occurred before such adoption.

10. **Amendment.** These articles or incorporation may be amended by the affirmative vote of a majority of the entire board of directors, to the extent permitted by the Virginia Stock Corporation Act, or by the affirmative vote of holders of a majority of the outstanding shares of the Corporation, or, if more than one voting group is entitled to vote separately on such amendment, a majority of the outstanding shares in such voting group, at a meeting at which a quorum is present with respect to each voting group eligible to vote separately on such amendment; *provided that* the provisions of Article 7 shall not be amended prior to May 1, 1995 unless the amendment shall have been approved and recommended to the shareholders by all directors then in office.

11. **Perpetual Existence.** The duration of the Corporation shall be perpetual.

12. **Certain Transactions.** The Corporation shall not be subject to Article 14 (Affiliate Transactions) or Article 14.1 (Control Share Acquisitions) of the Virginia Stock Corporation Act.

Exhibit 3.2

NVR, INC.

BYLAWS

Adopted

as of

September 30, 1993

(and amended as of May 4, 2010)

TABLE OF CONTENTS

Page

BYLAWS
OF
NVR, INC.

ARTICLE I
CORPORATE OFFICE

1.01 Registered Office.

The address of the registered office of the corporation shall be 8270 Greensboro Drive, Suite 810, McLean, Virginia 22102 and the registered agent at such address shall be James M. Sack.

1.02 Other Offices.

The corporation may also have other offices at such locations both within and without the Commonwealth of Virginia as the Board of Directors may from time to time determine or as the business of the corporation may require.

ARTICLE II
MEETING OF SHAREHOLDERS

2.01 Annual Meetings.

Annual meetings of shareholders shall be held within five months after the end of the corporation's fiscal year, or such other time as may be determined by the Board of Directors, at such plans, date and hour as shall be designated from time to time by the Board of Directors and stated in a notice of the meeting or a duly executed waiver of notice thereof.

2.02 Place.

All meetings of shareholders shall be held in the County of Fairfax, in the Commonwealth of Virginia or at such other place within or without Virginia as may be designated for that purpose from time to time by the Board of Directors and stated in the notice of the meeting or a duly executed waiver of notice thereof.

2.03 Notice.

(a) The corporation shall notify shareholders of the date, time and place of each annual and special shareholders' meeting. Such notice shall be given no less than ten (10) or more than sixty (60) days before the meeting date, except that notice of a shareholders' meeting to act on an amendment of the Articles of Incorporation, a plan of merger or share exchange, a proposed sale of assets which must be approved by the shareholders, or the dissolution of the corporation shall be given not less than twenty-five (25) nor more than sixty (60) days before the meeting date. Unless otherwise required by the Articles of Incorporation or by law, the corporation is required to give notice only to shareholders entitled to vote at the meeting.

(b) Unless otherwise required by the Articles of Incorporation or by law, notice of an annual meeting need not state the purpose or purposes for which the meeting is called. Notice of a special meeting shall state the purpose or purposes for which the meeting is called.

(c) If an annual or special meeting is adjourned to a different date, time or place, notice need not be given if the new date, time or place is announced at the meeting before adjournment. If a new record date for the adjourned meeting is fixed as specified in Section 2.09 of these Bylaws or by law, however, notice of the adjourned meeting shall be given to persons who are shareholders as of the new record date.

(d) Notwithstanding the foregoing, no notice of a shareholders' meeting need be given to a shareholder if (i) an annual report and proxy statements for two consecutive annual meetings of shareholders or (ii) all, and at least two, checks in payment of dividends or interest on securities during a twelve-month period, have been sent by first-class United States mail, addressed to the shareholder at his or her address as it appears on the share transfer books of the corporation, and returned undeliverable. The obligation of the corporation to give notice of shareholders' meetings to any such shareholder shall be reinstated once the corporation has received a new address for such shareholder for entry on its share transfer books.

2.04 Matters to be Considered at Annual Meeting.

(a) At an annual meeting of shareholders, only such business shall be conducted as shall have been properly brought before the annual meeting (i) pursuant to the notice of meeting delivered to shareholders in accordance with Section 2.03 of this Article II, (ii) by, or at the direction of, the Board of Directors or (iii) by any shareholder of the corporation who was a shareholder of record both at the time of giving notice provided for in this Section 2.04 and at the time of the annual meeting, who is entitled to vote at the annual meeting and who complied with the notice procedures set forth in this Section 2.04. For business (other than nomination of a candidate for director, which shall be governed by Section 3.03 of these Bylaws) to be properly brought before an annual meeting by a shareholder pursuant to clause (iii) of the preceding sentence, the shareholder must have given timely notice thereof in writing to the Secretary of the corporation. To be timely, a shareholder's notice must be given, either by personal delivery or by United States certified mail, postage prepaid, and received at the principal executive offices of the corporation not earlier than the close of business on the 120th day prior to the first anniversary of the date of mailing of the notice for the preceding year's annual meeting and not later than the close of business on the 90th day prior to the first anniversary of the date of mailing of the notice for the preceding year's annual meeting; provided, however, that in the event that no annual meeting was held in the preceding year or the date of the mailing of the notice for the current year's annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of mailing of the notice for the preceding year's annual meeting, notice by the shareholder, to be timely, must be so delivered not earlier than the close of business on the 120th day prior to the date of mailing of the notice for such annual meeting and not later than the close of business on the later of the 90th day prior to the date of mailing of the notice for such annual meeting or the 10th day following the day on which public announcement of the date of mailing of the notice for such meeting is first made by the corporation. The public announcement of a postponement or adjournment of an annual meeting shall not commence a new time period for the giving of a shareholder's notice as described above.

(b) A shareholder's notice must contain, as of the date of its delivery to the Secretary of the corporation: (i) the name and address of the shareholder delivering the notice, as they appear on the corporation's stock transfer books, and the name and address (if different) of any beneficial owner(s) on whose behalf the proposal is made; (ii) the class and number of shares of stock of the corporation that are owned beneficially and of record by the shareholder and any such beneficial owner; (iii) a representation that the shareholder is a shareholder of record and intends to appear in person or by proxy at the annual meeting to introduce the business specified in the notice; and (iv) a description in reasonable detail of the business proposed to be brought before the annual meeting, including the complete text of any resolutions to be presented at the annual meeting, the reasons for conducting the proposed business at the annual meeting, and any material interest in the proposed business of the shareholder and any beneficial owner, including any anticipated benefit to the shareholder or beneficial owner.

(c) The presiding officer of the annual meeting shall have the discretion to declare at the annual meeting that any business proposed by a shareholder to be considered at the annual meeting is out of order and shall not be transacted at the annual meeting if the presiding officer concludes that (i) the matter has been proposed in a manner inconsistent with this Section 2.04; or (ii) the subject matter of the proposed business is inappropriate for consideration at the annual meeting.

(d) For purposes of this Section 2.04, (i) the "date of mailing of the notice" means the date of the proxy statement for the solicitation of proxies for election of directors and (ii) "public announcement" means disclosure either (1) in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service, or in a press release transmitted to the principal securities exchange on which the corporation's common stock is traded, or (2) in a document filed by the corporation with the United States Securities and Exchange Commission.

(e) Notwithstanding the foregoing provisions of this Section 2.04, a shareholder shall also comply with all applicable requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations thereunder with respect to matters set forth in this Section 2.04. Nothing in this Section 2.04 shall affect any rights of shareholders to request inclusion of proposals in the corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act.

2.05 Special Meetings.

Special meetings of shareholders may be called by a majority of the entire Board of Directors. No other person shall be entitled to call a special meeting. Only business within the purpose or purposes described in the meeting notice may be conducted at a special shareholders' meeting.

2.06 Quorum.

Action may be taken at a meeting of shareholders with respect to any matter only if a quorum exists with respect to each voting group entitled to vote separately with respect to such matter. Unless more than one voting group is entitled to vote separately with respect to a matter, and unless provided otherwise by the Articles of Incorporation or by law, presence in person or by proxy of the holders of record of shares representing a majority of the votes entitled to be cast on such matter shall constitute a quorum with respect to such matter. If more than one voting group is entitled to vote separately on such matter, unless provided otherwise by the Articles of Incorporation or by law, presence in person or by proxy of the holders of record of shares representing a majority of the votes entitled to be cast on the matter by each voting group constitutes a quorum of that voting group for action on that matter. Once a share is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or shall be set for the adjourned meeting. Holders of shares representing less than a quorum may adjourn a meeting.

2.07 Voting.

(a) Unless provided otherwise by the Articles of Incorporation or by law, each outstanding share, regardless of class, is entitled to one vote on each matter voted on at a shareholders' meeting. Unless the Articles of Incorporation provide otherwise, in the election of directors each outstanding share, regardless of class, is entitled to one vote for as many persons as there are directors to be elected at that time and for whose election the shareholder has a right to vote.

(b) If the name signed on a vote, consent, waiver or proxy appointment corresponds to the name of a shareholder of record, the corporation, if acting in good faith, is entitled to accept the vote, consent, waiver, or proxy appointment and give it effect as the act of the shareholder. If the name signed on a vote, consent, waiver or proxy appointment does not correspond to the name of a shareholder of record, the corporation, if acting in good faith, is nevertheless entitled, but is not required, to accept the vote, consent, waiver or proxy appointment and give it effect as the act of the shareholder to the full extent permitted by law. The corporation is entitled to reject a vote, consent, waiver or proxy appointment if the Secretary or other officer or agent authorized to tabulate votes, acting in good faith, has reasonable basis for doubt about the validity of the signature on it or about the signatory's authority to sign for the shareholder.

(c) If a quorum exists, action on a matter, other than the election of directors or amendment of these Bylaws in accordance with Article VIII, by any voting group is approved if the votes cast within such voting group favoring the action exceed the votes cast within such voting group opposing the action, unless a greater number of affirmative votes is required by law, the Articles of Incorporation or these Bylaws. If the Articles of Incorporation or law provides for voting only by a single voting group on a matter, action on that matter is taken when voted upon by that voting group as provided in this Section 2.07 or by law or these Bylaws. If the Articles of Incorporation or law provides for voting by two or more voting groups on a matter, action on that matter is taken only when voted upon by each of those voting groups counted separately as provided in this Section 2.07 or by law. Action may be taken by one voting group on a matter even though no action is taken by another voting group entitled to vote on the matter.

(d) As provided in the Articles of Incorporation, each director shall be elected by a majority of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present; provided that if the number of nominees exceeds the number of directors to be elected, each director shall be elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. For purposes of this Section 2.07(d), a majority of the votes cast means that the number of shares voted "for" a director must exceed the number of shares voted "against" that director.

2.08 Proxies.

A shareholder may vote the shares held in person or by proxy. A shareholder may appoint a proxy to vote or otherwise act for him by signing an appointment form, either personally or by his attorney-in-fact. An appointment of a proxy is effective when received by the Secretary or other officer or agent authorized to tabulate votes. An appointment is valid for eleven (11) months unless a longer period is expressly provided in the appointment form. An appointment of a proxy is revocable by the shareholder unless the appointment form conspicuously states that it is irrevocable and the appointment is coupled with an interest. An irrevocable appointment is revoked when the interest with which it is coupled is extinguished. The death or incapacity of the shareholder appointing a proxy does not affect the right of the corporation to accept the proxy's authority unless notice of the death or incapacity is received by the Secretary or other officer or agent authorized to tabulate votes before the proxy exercises his authority under the appointment. Subject to any express limitation on the proxy's authority appearing on the face of the appointment form and other limitations provide by law, the corporation is entitled to accept the proxy's vote or other action as that of the shareholder making the appointment.

2.09 Fixing Record Date.

The Board of Directors may fix a future date as the record date for one or more voting groups in order to make a determination of shareholders for any purpose. The record date may not be more than 70 days before the meeting or action requiring a determination of shareholders. A determination of shareholders entitled to notices of or to vote at a shareholders' meeting is effective for any adjournment of the meeting unless the Board of Directors fixes a new record date, which it shall do if the meeting is adjourned to a date more than 120 days after the date fixed for the original meeting.

2.10 Conduct of Meetings.

The Chairman of the Board, if any, shall preside over all meetings of the shareholders as chairman of the meeting. In the absence of the Chairman of the Board, the Vice Chairman of the Board, if any, or in his absence the Chief Executive Officer or, in his absence the President, or in his absence a Vice President, or in the absence of any such officer a person designated by the Board of Directors, or in the absence of any such person a chairman chosen at the meeting shall preside over the meeting. The Secretary of the corporation shall act as secretary of all the meetings if he is present. If the Secretary is not present, the chairman shall appoint a secretary of the meeting. The chairman of the meeting may appoint one or more inspectors of election to determine the qualification of voters, the validity of proxies, and the results of ballots.

2.11 Action Without Meeting.

Action required or permitted to be taken at a shareholders' meeting may be taken without a meeting and without action by the Board of Directors if the action is taken by all the shareholders entitled to vote on the action in the manner provided in the Virginia Stock Corporation Act.

2.12 Shareholders' List for Meeting.

(a) The officer or agent having charge of the share transfer records of the corporation shall make, at least ten (10) days before each meeting of shareholders, a complete list of the shareholders entitled to vote at such meeting or any adjournment thereof, with the address of and the number of shares held by each. The list shall be arranged by voting group and within each voting group by class or series of shares. For a period of ten (10) days prior to the meeting, the list of shareholders shall be kept on file at the registered office of the corporation or at its principal office or at the office of its transfer agent or registrar and shall be subject to inspection by any shareholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting for the purposes thereof. The original share transfer records shall be prima facie evidence as to who are the shareholders entitled to examine such list or transfer records or to vote at any meeting of shareholders.

(b) If the requirements of this action have not been substantially complied with, the meeting shall, on the demand of any shareholder in person or by proxy, be adjourned until the requirements are complied with. Refusal or failure to prepare or make available the shareholders' list does not affect the validity of action taken at the meeting prior to the making of any such demand, but any action taken by the shareholders after the making of any such demand shall be invalid and of no effect.

ARTICLE III
DIRECTORS

3.01 Powers.

All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, the Board of Directors, subject to any limitation set forth in the Articles of Incorporation.

3.02 Composition of the Board of Directors.

The Board of Directors shall consist of no less than seven directors and no more than thirteen directors, as determined by the Board of Directors from time to time by resolution. The majority of the directors shall be independent directors. For purposes of these Bylaws, "independent director" shall mean a director who is "independent" under the listing standards of any national securities exchange upon which the corporation's shares are listed (but not the listing standards relating to the independence of the members of audit committees). The Board, acting in good faith, shall determine whether a director is an independent director, and shall have the exclusive right and power to interpret and apply the provisions of this Section 3.02. The validity of any action taken by the Board shall not be affected by the failure to have a majority of independent directors or by the existence of a vacancy at the time such action was taken.

3.03 Director Nominations.

(a) Nomination of candidates for election as directors of the corporation at any annual or special meeting of shareholders may be made (i) pursuant to the corporation's notice of meeting, (ii) by, or at the direction of, the Board of Directors or (iii) by any shareholder of the corporation who was a shareholder of record both at the time of giving notice provided for in this Section 3.03 and at the time of the applicable meeting, who is entitled to vote at the applicable meeting and who complied with the notice procedures set forth in this Section 3.03 (and, in the case of a special meeting, provided that the Board of Directors has determined that directors shall be elected at such special meeting). Only persons nominated in accordance with the procedures set forth in this Section 3.03 shall be eligible for election as directors at an annual or special meeting of shareholders. Nominations other than those made by, or at the direction of, the Board of Directors shall be made pursuant to timely notice in writing to the Secretary of the corporation as set forth in this Section 3.03. The public announcement of a postponement or adjournment of an annual or special meeting to a later date or time shall not commence a new time period for the giving of a shareholder's notice as described below.

(b) With respect to an annual meeting, to be timely, a shareholder's notice must be given, either by personal delivery or by United States certified mail, postage prepaid, and received at the principal executive offices of the corporation not earlier than the close of business on the 120th day prior to the first anniversary of the date of mailing of the notice for the preceding year's annual meeting and not later than the close of business on the 90th day prior to the first anniversary of the date of mailing of the notice for the preceding year's annual meeting; provided, however, that in the event that no annual meeting was held in the preceding year or the date of the mailing of the notice for the current year's annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of mailing of the notice for the preceding year's annual meeting, notice by the shareholder, to be timely, must be so delivered not earlier than the close of business on the 120th day prior to the date of mailing of the notice for the annual meeting and not later than the close of business on the later of the 90th day prior to the date of mailing of the notice for the annual meeting or the 10th day following the day on which public announcement of the date of mailing of the notice for the meeting is first made by the corporation.

(c) With respect to a special meeting, to be timely, a shareholder's notice must be given, either by personal delivery or by United States certified mail, postage prepaid, and received at the principal executive offices of the corporation not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and the nominees proposed by the Board of Directors to be elected at such meeting.

(d) The shareholder's notice required by this Section 3.03 shall set forth, as of the date of delivery of the notice to the Secretary of the corporation (i) as to each person whom the shareholder proposes to nominate for election or re-election as a director: (1) the nominee's name, age, business address and residence address; (2) the nominee's principal occupation or employment; (3) the class and number of shares of the corporation's stock owned beneficially or of record by the nominee on the date of the shareholder's notice; (4) any other information relating to the nominee that would be required to be disclosed in a proxy statement soliciting proxies to elect the nominee pursuant to Regulation 14A under the Exchange Act, or any successor provision, and the nominee's written consent to be named in the proxy statement as a nominee and to serve as a director if elected; and (5) a statement whether such person intends to comply with the Board's corporate governance policies with respect to director resignations; and (ii) as to the shareholder giving the notice and each beneficial owner, if any, on whose behalf the nomination is made: (1) the name and address of the shareholder, as they appear on the corporation's stock transfer books, and name and address, if different, of such beneficial owner; (2) the class and number of shares of stock of the corporation that are owned beneficially or of record by the shareholder or beneficial owner; (3) a representation that the shareholder is a shareholder of record and intends to appear in person or by proxy at the meeting to nominate the person of persons specified in the notice; and (4) a description of all arrangements or understandings between the shareholder or beneficial owner and each nominee pursuant to which the nomination or nominations are to be made by the shareholder.

(e) For purposes of this Section 3.03, (i) the "date of mailing of the notice" means the date of the proxy statement for the solicitation of proxies for election of directors and (ii) "public announcement" means disclosure either (1) in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service, or in a press release transmitted to the principal securities exchange on which the corporation's common stock is traded, or (2) in a document filed by the corporation with the United States Securities and Exchange Commission.

3.04 Election and Term of Office.

Except as provided in the Articles of Incorporation and Section 3.05 of these Bylaws, directors shall be elected at the annual meeting of shareholders (or at any special meeting in lieu thereof). The terms of all directors shall expire at the next annual meeting of shareholders following their election, or upon their earlier death, resignation or removal. Despite the expiration of a director's term, the director shall continue to hold office until a successor is elected and qualifies or until there is a decrease in the number of directors. A decrease in the number of directors shall not shorten an incumbent director's term. No individual shall be named or elected as a director without his prior consent.

3.05 Vacancies.

Unless the Articles of Incorporation provide otherwise, if a vacancy occurs on the Board of Directors, including a vacancy resulting from an increase in the number of directors, the shareholders may fill the vacancy, or a majority of the entire Board of Directors then in office, upon recommendation of the Nominating Committee, may fill the vacancy, or if the directors remaining in office constitute fewer than a quorum, they may fill the vacancy by the affirmative vote of a majority of directors remaining in office. Unless the Articles of Incorporation provide otherwise, if the vacant office was held by a director elected by a voting group of shareholders, only the holders of that voting group are entitled to vote to fill the vacancy if it is to be filled by the shareholders. A vacancy that will occur at a specific later date may be filled before the vacancy occurs but the new director may not take office until the vacancy occurs.

3.06 Resignation and Removal of Directors.

(a) A director may resign at any time by delivering written notice to the Board of Directors, the Chairman, the Chief Executive Officer, the President, or the Secretary. A resignation is effective when the notice is delivered unless the notice specifies a later effective date. If a resignation is made effective at a later date, the Board of Directors may fill the pending vacancy before the effective date if the Board of Directors provides that the successor will not take office until the effective date of the resignation.

(b) A director may be removed only for cause, as defined in the Articles of Incorporation, by the shareholders at a meeting (which may be an annual meeting or a special meeting) of the shareholders held in accordance with these Bylaws. The notice for such meeting must state that the purpose, or one of the purposes of the meeting is the removal of such director, specify the alleged grounds for such removal, and include any statement that such director provides in response to such allegations. If a director has been elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. Unless the Articles of Incorporation require a greater vote, a director may be removed if the number of votes cast to remove him constitutes a majority of the votes entitled to be cast at an election of directors of the voting group or voting groups by which such director was elected.

3.07 Place of Meetings.

The Board of Directors may hold regular or special meetings in or out of the Commonwealth of Virginia.

3.08 Regular Meetings

Unless the Articles of Incorporation provide otherwise, regular meetings of the Board of Directors may be held, without notice of the date, time, place, or purpose of the meeting, as may be designated from time to time by resolution of the Board.

3.09 Special Meetings — Call and Notice.

(a) Special meetings of the Board of Directors may be called at any time by the Chairman of the Board or, if the Chairman is absent or unable or unwilling to act, the Chief Executive Officer, or if the Chief Executive Officer is absent or unwilling or unable to act, the President (if the President is a director) or the Secretary or three or more directors. Notice of any special meeting shall be given to each director at least 24 hours prior thereto either personally or by telephone, telegram or facsimile transmission, at least 48 hours prior to the meeting by overnight air courier, or at least five days prior thereto by mail, addressed to such director at his address as it appears in the records of the corporation. Such notice shall be deemed to be delivered when sent by facsimile transmission to the facsimile number of a director appearing in the corporation's records, or when delivered to the telegraph company if sent by telegram, or when given to the air courier company, or when deposited in the United States mail so addressed, with postage thereon prepaid. The notice need not describe the purpose of the special meeting unless required by the Articles of Incorporation.

(b) A director may waive any notice required by these Bylaws, the Articles of Incorporation, or law before or after the date and time stated in the notice for a meeting, and such waiver shall be equivalent to the giving of such notice. Except as provided in the next sentence, the waiver shall be in writing, signed by the director entitled to notice, and filed with the minutes or corporate records. A director's attendance at or participation in a meeting waives any required notice to such director of the meeting, unless the director at the beginning of the meeting or promptly upon his arrival objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

3.10 Meetings by Telephone.

Unless the Articles of Incorporation provide otherwise, the Board of Directors may permit any or all directors to participate in a regular or special meeting by, or conduct the meeting through the use of any means of communication by which all directors participating may simultaneously hear each other during the meeting. A director participating in a meeting by this means is deemed to be present in person at the meeting.

3.11 Quorum; Vote.

(a) Unless the Articles of Incorporation or these Bylaws require a greater number for the transaction of all business or any particular business, a quorum of a Board of Directors consists of a majority of the number of directors prescribed by the Articles of Incorporation or these Bylaws as constituting the size of the Board of Directors. If a quorum is present when a vote is taken, the affirmative vote of a majority of directors present is the act of the Board of Directors unless the Articles of Incorporation require the vote of a greater number of directors.

(b) Notwithstanding the provisions of Section 3.11(a), the affirmative vote of a majority of the entire Board of Directors shall be required to: (i) amend the Articles of Incorporation or these Bylaws; (ii) adopt a plan of liquidation or dissolution of the corporation; (iii) approve any merger, consolidation or other business combination of the corporation or any of its subsidiaries with any person (other than a wholly owned subsidiary of the corporation), or any acquisition or disposition by the corporation or any of its subsidiaries of assets or businesses (in one transaction or a series of transactions) which assets or businesses have an aggregate market value equal to 10% or more of either (A) the aggregate market value of all the corporation's assets prior to the consummation of the proposed transaction determined on a consolidated basis, or (B) 10% of the aggregate market value of all the outstanding capital stock of the corporation, (iv) issue any shares of capital stock or other securities of the corporation or options, warrants or other rights to acquire capital stock or securities convertible into or exchangeable for capital stock of the corporation (other than as approved by the Compensation Committee); and (v) engage in any line of business from which the corporation would derive material revenue or make a material investment or incur material liabilities other than (A) businesses in which the corporation is engaged on the effective date of the plan of reorganization of NVR L.P. and (B) other homebuilding or related financial services businesses, including any financial services businesses related to mortgage origination, mortgage servicing or residential real estate financing. Approval by the corporation, as shareholder, of any action taken by a subsidiary of the corporation of the type described in clause (iii) shall require prior approval by a majority of the entire Board of Directors.

3.12 Presumption of Assent.

A director who is present at a meeting of the Board of Directors when corporate action is taken is deemed to have assented to the action taken unless (i) he objects at the beginning of the meeting, or promptly upon his arrival, to holding it or transacting specified business at the meeting, or (ii) he votes against, or abstains from, the action taken.

3.13 Board Action Without a Meeting.

Unless the Articles of Incorporation provide otherwise, action required or permitted by law to be taken at a meeting of the Board of Directors may be taken without a meeting if the action is taken by all members of the Board. The action shall be evidenced by one or more written consents stating the action taken, signed by each director either before or after the action taken, and included in the minutes or filed with the corporate records reflecting the action taken. Action taken under this Section 3.13 is effective when the last director signs the consent unless the consent specifies a different effective date, in which event the action taken is effective as of the date specified therein provided the consent states the date of execution by each director. A consent signed under this Section 3.13 has the effect of a meeting vote and may be described as such in any document.

3.14 Advisors.

The Board of Directors may designate, from time to time, individuals who will be retained by the corporation as advisors to the Board of Directors. Advisors to the Board of Directors will have such duties and compensation as may be determined by the Board of Directors and set forth in separate advisory agreements. Advisors to the Board of Directors shall be subject to the same policies regarding corporation opportunities, conflicts of interest, confidentiality, securities trading and affiliate transactions as applicable to directors, and advisors shall be entitled to the same indemnification from the corporation as directors.

3.15 Compensation.

Unless the Articles of Incorporation provide otherwise, the Board of Directors may fix the compensation of directors, advisors and members of committees and may provide for reimbursements for expenses. No such compensation shall preclude any director or advisor from serving the corporation in any other capacity and receiving compensation therefor.

ARTICLE IV
COMMITTEES

4.01 Standing Committees.

(a) The Board of Directors shall have four standing committees: an Audit Committee, a Compensation Committee, a Nominating Committee and an Executive Committee. Each standing committee shall have not less than four members, who will be appointed by a majority of the entire Board of Directors. Each member of the Audit, Compensation and Nominating Committees shall be an independent director.

(b) Compensation Committee.

The Compensation Committee shall have such powers, authority and responsibilities as may be determined by a majority of the entire Board of Directors.

(c) Nominating Committee.

The Nominating Committee shall have such powers, authority and responsibilities as may be determined by a majority of the entire Board of Directors.

(d) Executive Committee.

The Executive Committee shall have such powers, authority and responsibilities as may be determined by a majority of the entire Board of Directors.

4.02 Other Committees.

Unless the Articles of Incorporation provide otherwise, the Board of Directors may create other committees and appoint members of the Board of Directors to serve on them. Each such other committee shall have three or more members, who will be appointed by a majority of the entire Board of Directors.

4.03 Committee Authority.

(a) The creation of a committee, the appointment of its members and the determination of its functions and duties shall be approved by a majority of the entire Board of Directors. Board or committee members shall have the right to request and receive such information, reports and/or backup data from employees of the corporation or the corporation's auditors, as the case may be, as they deem necessary to assist them in the conduct of their duties, and any committee shall have the right upon the affirmative vote of the majority of the entire Board of Directors to retain such advisors and consultants as it deems necessary or appropriate to assist the members in carrying out the committee's responsibilities.

(b) To the extent specified by the Board of Directors or in the Articles of Incorporation, each committee may exercise the authority of the Board of Directors, except that a committee may not: (i) approve or recommend to shareholders action that is required by law to be approved by shareholders; (ii) fill vacancies on the Board or on any of its committees; (iii) amend the Articles of Incorporation; (iv) adopt, amend, or appeal these Bylaws; (v) approve a plan of merger not requiring shareholder approval; (vi) authorize or approve a distribution or dividend; (vii) authorize or approve the issuance or sale or contract for sale of shares, or determine the designation and relative rights, preferences, and limitations of a class or series of shares, except that the Board of Directors may authorize a committee, or a senior executive officer of the corporation, to do so within limits specifically prescribed by the Board of Directors; or (viii) take any other action that is not permitted to be taken by a committee under applicable law.

4.04 Conduct of Meetings.

Each committee referred to or provided for in these Bylaws shall have authority, except as may otherwise be required by law or by resolutions of the Board of Directors, to fix its own rules of procedure and to meet where and as provided by such rules; *provided, however*, not less than a majority in number of the designated members of any committee shall be required to constitute a quorum for any committee meeting, and where a quorum is present, the affirmative vote of a majority of the directors present at any committee meeting shall be required to approve any action taken by the committee.

ARTICLE V
OFFICERS

5.01 Required Officers; Other Officers.

The corporation shall have a President and a Secretary and may have such other officers as are appointed by the Board of Directors or by other officers authorized by the Board to appoint additional officers. Each officer shall perform the duties prescribed by the Board of Directors or by direction of an officer authorized by the Board of Directors to prescribe the duties of other officers. The Board may appoint a Chairman of the Board and, if the Board so designates, the Chairman of the Board may be an officer of the corporation. The same individual may simultaneously hold more than one office.

5.02 Appointment and Term of Office.

Each officer of the corporation shall be appointed by the Board of Directors, or by another officer authorized by the Board to appoint additional officers, and shall serve at the pleasure of the Board of Directors or such other officer and until his successor shall have been chosen and qualified, or until his earlier death, resignation or removal. Appointment of an officer shall not of itself create any contractual rights of the officer or the corporation.

5.03 Resignation and Removal of Officers.

An officer may resign at any time by delivering notice to the corporation. A resignation is effective when the notice is delivered unless the notice specifies a later effective date. If a resignation is made effective at a later date and the corporation accepts the future date, the Board of Directors may fill the pending vacancy before the effective date if the successor does not take office until the effective date. The Board of Directors may remove any officer at any time with or without cause and any officer or assistant officer, if appointed by another officer, may likewise be removed by such officer.

5.04 Compensation of Officers.

The Compensation Committee may fix the compensation of officers and provide for reimbursement of expenses.

ARTICLE VI
SHARE PROVISIONS

6.01 Issuance of Shares.

Any issuances of shares must be authorized by the Board of Directors. Shares may be issued for consideration consisting of any tangible or intangible property or benefit to the corporation, including cash, promissory notes, services performed, contracts for services to be performed, or other securities of the corporation. A good faith determination by the Board of Directors that the consideration received or to be received for the shares to be issued is adequate is conclusive insofar as the adequacy of consideration relates to whether the shares are validly issued, fully paid and nonassessable. When the Board of Directors has made such a determination and the corporation has received the consideration, the shares issued therefore are fully paid and nonassessable. Where it cannot be determined that outstanding shares are fully paid and nonassessable, there shall be a conclusive presumption that such shares are fully paid and nonassessable if the Board of Directors makes a good faith determination that there is no substantial evidence that the full consideration for such shares has not been paid.

6.02 Liability for Shares Issued before Payment.

A purchaser of shares from the corporation is not liable to the corporation with respect to the shares except to pay the consideration for which the shares were authorized to be issued as provided in Section 6.01.

6.03 Certificates Evidencing Shares.

Every owner of stock of the corporation shall be entitled to have a certificate or certificates, to be in such form as the Board shall prescribe consistent with these Bylaws and applicable law, certifying the number and class or series of shares of the stock of the corporation owned by such person. Each share certificate shall state on its face (i) the name of the corporation and that the corporation is organized under the law of the Commonwealth of Virginia, (ii) the name of the person to whom such shares are issued, and (iii) the number and class of shares and the designation of the series, if any, that the certificate represents. If the corporation is authorized to issue different classes of shares or different series within a class, the designations, relative rights, preferences, and limitations applicable to each class and the variations and rights, preferences, and limitations determined for each series (and the authority of the Board of Directors to determine variations for future series) shall be summarized on the front or back of each certificate for shares of such class or series. Alternatively, each certificate may state conspicuously on its front or back that the corporation will furnish the shareholder this information on request in writing and without charge. Each share certificate shall be signed (i) by the Treasurer or Assistant Treasurer and (ii) by the Secretary or Assistant Secretary and may bear the corporate seal or its facsimile. The signatures on any certificates may be by facsimile.

6.04 Transfers of Stock.

Transfers of shares of stock of the corporation shall be made only on the books of the corporation by the registered holder thereof, or by such holder's attorney authorized to make such transfer by a power of attorney duly executed and filed with the Secretary, or with the transfer agent appointed as provided in Section 6.05 hereof, and upon surrender of the certificate or certificates for such shares properly endorsed and payment of all taxes thereon. The person in whose name shares of stock stand on the books of the corporation shall be deemed the owner thereof for all purposes as regards the corporation. Whenever any transfer of shares shall be made for collateral security, and not absolutely, such fact shall be so expressed in the entry of transfer if, when the certificate or certificates shall be presented to the corporation for transfer, both the transferor and the transferee request the corporation to do so.

6.05 Regulations.

The Board may make such rules and regulations as it may deem expedient, not inconsistent with these Bylaws or applicable law, concerning the issue, transfer, and registration of certificates for shares of the stock of the corporation. It may appoint, or authorize any officer or officers to appoint, one or more transfer agents and one or more registrars, and may require all certificates for stock to bear the signature or signatures of any of them.

6.06 Lost, Stolen, Destroyed, or Mutilated Certificates.

In any case of loss, theft, destruction, or mutilation of any certificate of stock, another may be issued in its place, upon the making of an affidavit of that fact by the person claiming the certificates for shares to be lost, stolen, destroyed, or mutilated and upon the giving of a bond of indemnity to the corporation in such form and amount as the Board, or any officer or agent authorized by the Board, may direct. A new certificate may be issued without requiring any bond when, in the judgment of the Board or such officer or agent, it is proper to do so.

ARTICLE VII
MISCELLANEOUS

7.01 Corporate Records.

The corporation shall keep as permanent records minutes of all meetings of the shareholders and the Board of Directors, a record of all actions taken by the shareholders or the Board of Directors without a meeting and a record of all actions taken by a committee of the Board of the Directors in place of the Board of Directors on behalf of the corporation. The corporation shall maintain appropriate accounting records. The corporation or its agent shall maintain a record of the shareholders, in a form that permits preparation of a list of names and addresses of all shareholders, in alphabetical order by class and series, if any, of shares showing the number and class and series, if any, of shares held by each. The corporation also shall keep a copy of those additional records required by Section 13.1-770 of the Virginia Stock Corporation Act.

7.02 Corporate Seal.

The corporation may elect to have a corporate seal. The seal of the corporation, if any, shall have inscribed thereon the name of the corporation, the year of its organization, and the words "Corporate Seal" and "Virginia," and shall be in such form as shall be approved from time to time by the Board of Directors. The seal, or a facsimile of it, may be used by impressing or affixing it or in any other manner reproducing it.

7.03 Fiscal Year.

The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

7.04 Contracts, Checks, Notes and Drafts.

The Board, except as may be otherwise provided in these Bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name and on behalf of the corporation. Such authority may be general or confirmed to specific instances. Checks, notes, drafts, and other orders for the payment of money shall be signed by such person or persons as the Board of Directors may from time to time designate. The signature of any such person or persons may be a facsimile when authorized by the Board of Directors.

7.05 Transactions with Affiliates.

The corporation shall not enter into any contract or other transaction with any director, officer, holder of 5% or more of the voting stock of the corporation or any of its subsidiaries, or any business entity (other than direct or indirect wholly owned subsidiaries of the corporation) in which any such person is a director, officer, or holder of 10% or more of the equity interests, unless the contract or other transaction is approved or ratified by a majority of the directors of the corporation who do not have any personal interest in the transaction after disclosure of such relationship or interest.

ARTICLE VIII
AMENDMENT OF BYLAWS

These Bylaws may be amended or repealed or new Bylaws may be adopted (a) by the shareholders at any annual or special meeting, if the notice thereof states that amendment or repeal or the adoption of new Bylaws is one of the purposes of such meeting, or (b) by the affirmative vote of a majority of the entire Board of Directors, provided that the affirmative vote of holders of a majority of the outstanding shares of the corporation will be necessary to amend Sections 3.02, 3.11, 4.01, 7.05 and this Article VIII of these Bylaws.

Adopted by the Board of Directors on September 30, 1993, amended by the shareholders and the Board of Directors on November 2, 2005, and further amended by the Board of Directors on May 4, 2007, and further amended by the shareholders and the Board of Directors on May 4, 2010.

____

Exhibit 10.22

NVR, Inc.
Summary of the 2011 Named Executive Officer Annual Incentive Compensation Plan

The following is a description of NVR, Inc.'s ("NVR" or the "Company") 2011 annual incentive compensation plan (the "Bonus Plan"). The Bonus Plan is not set forth in a formal written document, and therefore NVR is providing this description of the plan pursuant to Item 601(b)(10)(iii) of Regulation S-K. All of NVR's named executive officers; Paul C. Saville (President and Chief Executive Officer of NVR), Dennis M. Seremet (Senior Vice President, Chief Financial Officer and Treasurer of NVR), Robert W. Henley (Vice President and Controller of NVR) and Robert A. Goethe (President of NVR Mortgage Finance, Inc.), participate in the Bonus Plan.

Under the Bonus Plan, the named executive officers' bonus opportunity is capped at 100% of their base salary. As a result of the capped feature of the bonus plan, achievement of results which exceed the business plan will not result in the payment of a bonus exceeding 100% of base salary. The named executive officers' annual bonus opportunity will be based 80% upon our consolidated pre-tax profit (before consolidated annual bonus and stock-based compensation expense but after all other charges) and 20% based on the number of new orders (net of cancellations) that we generate compared to the consolidated pre-tax profit and new orders within our 2011 annual business plan. The named executive officers begin to earn the consolidated pre-tax profit portion of their annual bonus award once the annual business plan is at least 80% attained. The full amount of the consolidated pre-tax profit portion of their annual bonus award is earned ratably from 80% up to 100% achievement of the annual business plan. The named executive officers begin to earn the new orders unit portion of their annual bonus award once the annual business plan is at least 85% attained. The full amount of the new orders unit portion of their annual bonus award is earned ratably from 85% up to 100% achievement of the annual business plan. Mr. Goethe's bonus is subject to a pro-rata reduction, limited to a maximum of 20%, based on the internal audit results of the operations under his direct management.

EXHIBIT 21

NVR, Inc. Subsidiaries

Name of Subsidiary	State of Incorporation or Organization
NVR Mortgage Finance, Inc.	Virginia
NVR Settlement Services, Inc.	Pennsylvania
RVN, Inc.	Delaware
NVR Services, Inc.	Delaware
NVR Funding II, Inc.	Delaware
NVR Funding III, Inc.	Delaware

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
NVR, Inc.:

We consent to the incorporation by reference in the registration statement (No. 33-69754) on Form S-8 (for the NVR, Inc. Directors' Long-Term Incentive Plan), the registration statement (No. 33-69756) on Form S-8 (for the NVR, Inc. Management Equity Incentive Plan), the registration statement (No. 33-69758) on Form S-8 (for the NVR, Inc. Equity Purchase Plan), the registration statement (No. 33-87478) on Form S-8 (for the NVR, Inc. 1994 Management Equity Incentive Plan), the registration statement (No. 333-04975) on Form S-8 (for the NVR, Inc. Management Long-Term Stock Option Plan), the registration statement (No. 333-29241) on Form S-8 (for the Profit Sharing Plan of NVR, Inc. and Affiliated Companies), the registration statement (No. 333-04989) on Form S-8 (for the NVR, Inc. Directors' Long-Term Stock Option Plan), the registration statement (No. 333-44515) on Form S-3 (for a universal shelf registration for senior or subordinated debt in an amount up to $400 million), the amended registration statement (No. 333-44515) on Form S-3A (for a universal shelf registration for senior or subordinated debt in an amount up to $400 million), the registration statement (No. 333-79949) on Form S-8 (for the NVR, Inc. 1998 Directors' Long-Term Stock Option Plan), the registration statement (No. 333-79951) on Form S-8 (for the NVR, Inc. 1998 Management Stock Option Plan), the registration statement (No. 333-56732) on Form S-8 (for the NVR, Inc. 2000 Broadly-Based Stock Option Plan), the registration statement (No. 333-82756) on Form S-8 (for the Profit Sharing Plan of NVR, Inc. and Affiliated Companies), the registration statement (No. 333-115936) on Form S-3 (for a universal shelf registration for senior or subordinated debt, common shares, preferred shares, depositary shares representing preferred shares and warrants in an amount up to $1 billion), the registration statement (No. 333-125135) on Form S-8 (for the NVR, Inc. 2005 Stock Option Plan), the registration statement (No. 333-153374) on Form S-3ASR (for a universal shelf registration for debt securities, common shares, preferred shares, depositary shares or warrants) and the registration statement (No. 333-166512) on Form S-8 (for the NVR, Inc. 2010 Equity Incentive Plan) of our reports dated February 25, 2011 with respect to the consolidated balance sheets of NVR, Inc. and subsidiaries as of December 31, 2010 and 2009 and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 10-K of NVR, Inc.

KPMG LLP

McLean, Virginia
February 25, 2011

EXHIBIT 31.1

SARBANES-OXLEY ACT SECTION 302 CERTIFICATIONS

I, Paul C. Saville, certify that:

1. I have reviewed this report on Form 10-K of NVR, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2011

By: /s/ Paul C. Saville
Paul C. Saville
President and Chief Executive Officer

EXHIBIT 31.2

SARBANES-OXLEY ACT SECTION 302 CERTIFICATIONS

I, Dennis M. Seremet, certify that:

1. I have reviewed this report on Form 10-K of NVR, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2011

By: /s/ Dennis M. Seremet
Dennis M. Seremet
Senior Vice President, Chief Financial Officer and Treasurer

EXHIBIT 32

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of NVR, Inc. for the period ended December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of NVR, Inc., hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of NVR, Inc.

Date: February 25, 2011

By: /s/ Paul C. Saville
Paul C. Saville
President and Chief Executive Officer

By: /s/ Dennis M. Seremet
Dennis M. Seremet
Senior Vice President, Chief Financial Officer and Treasurer

Directors and Officers

Board of Directors

Dwight C. Schar [5]
Chairman of the Board
NVR, Inc.

C.E. Andrews [1,4,6]
President
RSM McGladrey, Inc.

Robert C. Butler [1,3,4,6]
Corporate Director

Timothy M. Donahue [2,3]
Corporate Director

Alfred E. Festa [1,3,4]
Chairman, President &
Chief Executive Officer
W.R. Grace & Co.

Manuel H. Johnson [1,2,4,5]
Co-Chairman & Senior Partner
Johnson Smick International, Inc.

William A. Moran [5]
Chairman
Elm Street Development, Inc.

David A. Preiser [2,3]
Senior Managing Director
Houlihan Lokey Howard & Zukin

W. Grady Rosier [2,6]
President & Chief Executive Officer
McLane Company, Inc.

John M. Toups [2,5,6]
Corporate Director

Paul W. Whetsell [2,6]
President & Chief Executive Officer
CapStar Hotel Company

Committees:

1. Audit
2. Compensation
3. Nominating
4. Qualified Legal Compliance
5. Executive
6. Corporate Governance

Executive Officers

Paul C. Saville
President & Chief Executive Officer

Robert A. Goethe
President, NVR Mortgage

Dennis M. Seremet
Sr. Vice President, Chief Financial Officer
& Treasurer

Robert W. Henley
Vice President & Controller

General Information

Stock Exchange Information

Listed on the New York Stock Exchange
Symbol: NVR

Transfer Agent & Registrar

Computershare Investor Services
P.O. Box 43078
Providence, RI 02940
1-877-282-1169
www.computershare.com/investor

Annual Meeting

The Annual Meeting of NVR, Inc. will be held on May 3, 2011, at 11:30 a.m. at the NVR Corporate Headquarters, Plaza America Tower 1
11700 Plaza America Drive, Suite 500
Reston, VA 20190

Shareholders should contact the NVR Investor Relations Department at the preceding address to obtain directions to attend the Annual Meeting in person.

Shareholder Inquiries

Communications concerning transfer requirements, lost certificates, dividends or change of address should be addressed to Computershare at the address listed above.

General Counsel

Sack & Harris, P.C.
McLean, VA

Auditors

KPMG LLP
McLean, VA

Press Releases, SEC Filings, & Corporate Governance Documents

Recent press releases, SEC filings, and corporate governance documents are available on NVR's website (www.nvrinc.com) or they may be obtained in print at no charge by contacting the NVR Investor Relations Department at:
NVR, Inc.
Plaza America Tower 1
11700 Plaza America Drive, Suite 500
Reston, VA 20190


NVR

NVR, Inc. Plaza America Tower 1 11700 Plaza America Drive Suite 500 Reston, VA 20190